

07083242

Pharmacyclics, Inc.

Notice of 2007 Annual Meeting and Proxy Statement and 2007 Annual Report

Notice of 2007 Annual Meeting Proxy Statement	2007 Annual Report	


Pharmacyclics

PHARMACYCLICS, INC.

995 East Arques Avenue
Sunnyvale, California 94085

November 2, 2007

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders ("Annual Meeting") of Pharmacyclics, Inc. (the "Company"), which will be held at 12:00 P.M. local time on Friday, December 14, 2007 at the Company's facility, 995 E. Arques Avenue, Sunnyvale, CA 94085.

At the Annual Meeting, you will be asked to consider and vote upon the following proposals:

1. the election of six (6) directors to serve until the 2008 annual meeting or until their successors are elected and qualified; and
2. the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2008.

The enclosed Notice of Annual Meeting of Stockholders and Proxy Statement more fully describe the details of the business to be conducted at the Annual Meeting.

After careful consideration, the Company's Board of Directors has unanimously approved the proposals and recommends that you vote IN FAVOR OF each such proposal.

After reading the Proxy Statement, please sign and promptly return the enclosed proxy card in the accompanying postage-paid return envelope. If you later decide to attend the Annual Meeting in person and vote by ballot, only your vote at the Annual Meeting will be counted.

Copies of the Pharmacyclics, Inc. 2007 Annual Report to Stockholders and Annual Report on Form 10-K for the fiscal year ended June 30, 2007 are also enclosed.

We look forward to seeing you at the Annual Meeting.

Sincerely,

/s/ RICHARD A. MILLER, M.D.

Richard A. Miller, M.D.
President and Chief Executive Officer

<u>IMPORTANT</u>

Please sign and promptly return the enclosed proxy card in the accompanying postage-paid return envelope so that your shares may be voted if you are unable to attend the Annual Meeting.

PHARMACYCLICS, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

December 14, 2007

TO THE STOCKHOLDERS OF PHARMACYCLICS, INC.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders ("Annual Meeting") of Pharmacyclics, Inc., a Delaware corporation (the "Company"), will be held at 12:00 P.M. local time on Friday, December 14, 2007 at the Company's facility, 995 E. Arques Avenue, Sunnyvale, CA 94085, for the following purposes:

1. to elect six (6) directors to serve until the 2008 annual meeting or until their successors are elected and qualified;
2. to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2008; and
3. to transact such other business as may properly come before the Annual Meeting and any adjournment or adjournments thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Only stockholders of record at the close of business on October 22, 2007 are entitled to receive notice of and to vote at the Annual Meeting and any adjournment thereof. The stock transfer books of the Company will remain open between the record date and the date of the meeting. A list of the stockholders entitled to vote at the Annual Meeting will be available for inspection at the Company's principal executive offices at 995 East Arques Avenue, Sunnyvale, California 94085, for a period of ten (10) days immediately prior to the Annual Meeting.

All stockholders are cordially invited to attend the Annual Meeting. However, to assure your representation at the meeting, please carefully read the accompanying Proxy Statement, which describes the matters to be voted upon at the Annual Meeting. Then, please sign and promptly return the enclosed proxy card in the accompanying postage-paid return envelope. Should you receive more than one proxy because your shares are registered in different names and addresses, each proxy should be signed and returned to ensure that all your shares will be voted. You may revoke your proxy at any time prior to the Annual Meeting. If you decide to attend the Annual Meeting, and vote by ballot, only your vote at the Annual Meeting will be counted. The prompt return of your proxy card will assist us in preparing for the Annual Meeting.

Sincerely,

/s/ LEIV LEA

Leiv Lea
Secretary

Sunnyvale, California
November 2, 2007

YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE READ THE ATTACHED PROXY STATEMENT CAREFULLY. WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING IN PERSON, PLEASE SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ACCOMPANYING ENVELOPE AS PROMPTLY AS POSSIBLE.

PHARMACYCLICS, INC.
995 East Arques Avenue
Sunnyvale, California 94085

PROXY STATEMENT

FOR THE ANNUAL MEETING OF STOCKHOLDERS

To Be Held on December 14, 2007

GENERAL INFORMATION FOR STOCKHOLDERS

The enclosed proxy ("Proxy") is solicited on behalf of the Board of Directors (the "Board") of Pharmacyclics, Inc., a Delaware corporation (the "Company"), for use at its 2007 Annual Meeting of Stockholders (the "Annual Meeting") to be held at 12:00 P.M. local time on December 14, 2007, at the Company's facility, 995 E. Arques Avenue, Sunnyvale, CA 94085 and at any adjournment or postponement thereof.

This Proxy Statement and the accompanying form of Proxy were first mailed to all stockholders entitled to vote at the Annual Meeting on or about November 2, 2007.

The Company's principal executive offices are located at 995 East Arques Avenue, Sunnyvale, California 94085. Its telephone number is (408) 774-0330.

Record Date and Voting

Stockholders of record at the close of business on October 22, 2007 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting. As of the close of business on the Record Date, there were 25,968,189 shares of the Company's Common Stock (the "Common Stock") outstanding and entitled to vote. No shares of the Company's preferred stock are outstanding. Each stockholder is entitled to one vote for each share of Common Stock held by such stockholder as of the Record Date.

The required quorum for the transaction of business at the Annual Meeting is a majority of the shares of Common Stock issued and outstanding on the Record Date. Shares that are voted "FOR," "AGAINST," "ABSTAIN" or "WITHHELD FROM" a matter are treated as being present at the meeting for purposes of establishing a quorum. Broker non-votes (i.e., the submission of a Proxy by a broker or nominee specifically indicating the lack of discretionary authority to vote on the matter) are also counted for purposes of determining the presence of a quorum for the transaction of business. Shares voted "FOR" or "AGAINST" a particular matter presented to stockholders for approval at the Annual Meeting will be treated as shares entitled to vote ("Votes Cast") with respect to such matter. Abstentions also will be counted towards the tabulation of Votes Cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes will not be counted for purposes of determining the number of Votes Cast with respect to the particular proposal on which the broker has expressly not voted. Accordingly, broker non-votes will not affect the outcome of the voting on a proposal that requires a majority of the Votes Cast (such as an amendment to, or adoption of, a stock purchase plan).

All votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. Stockholders may not cumulate votes in the election of directors. If a choice as to the matters coming before the Annual Meeting has been specified by a stockholder on the Proxy, the shares will be voted accordingly. If a Proxy is returned to the Company and no choice is specified, the shares will be voted IN FAVOR OF each of the Company's nominees for director and IN FAVOR OF the approval of each of the proposals described in the Notice of Annual Meeting of Stockholders and in this Proxy Statement.

Any stockholder or stockholder's representative who, because of a disability, may need special assistance or accommodation to allow him or her to participate at the Annual Meeting may request reasonable assistance or accommodation from the Company by contacting Leiv Lea, Vice President, Finance and Administration and Chief Financial Officer and Secretary, in writing at 995 East Arques Avenue, Sunnyvale, California 94085 or by telephone at

(408) 774-0330. To provide the Company sufficient time to arrange for reasonable assistance, please submit such requests by December 1, 2007.

Revocability of Proxies

Any stockholder giving a Proxy pursuant to this solicitation may revoke it at any time prior to the meeting by filing with the Secretary of the Company at its principal executive offices at 995 East Arques Avenue, Sunnyvale, California 94085-4521, a written notice of such revocation or a duly executed Proxy bearing a later date, or by attending the Annual Meeting and voting in person.

Solicitation

The Company will bear the entire cost of this solicitation, including the preparation, assembly, printing and mailing of the Notice of Annual Meeting, this Proxy Statement, the Proxy and any additional solicitation materials furnished to stockholders. Copies of solicitation materials will be furnished to brokerage houses, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward this solicitation material to such beneficial owners. To assure that a quorum will be present in person or by proxy at the Annual Meeting, it may be necessary for certain officers, directors, employees or other agents of the Company to solicit proxies by telephone, facsimile or other means or in person. The Company will not compensate such individuals for any such services. Except as described above, the Company does not presently intend to solicit proxies other than by mail.

Deadline for Receipt of Stockholder Proposals

The deadline for submitting a stockholder proposal for inclusion in the Company's proxy statement and form of proxy for the Company's fiscal 2008 annual meeting of stockholders is the close of business on July 7, 2008. Proposals of stockholders intended to be presented at the Company's fiscal 2008 annual meeting of stockholders without inclusion of such proposals in the Company's proxy statement and form of proxy relating to the meeting must be received by the Company no later than the close of business on September 15, 2008 and no earlier than the close of business on August 15, 2008.

Householding of Annual Meeting Materials

Some brokers and other nominee record holders may be participating in the practice of "householding" proxy statements. This means that only one (1) copy of this proxy may have been sent to multiple stockholders in a stockholder's household. The Company will promptly deliver copies of the proxy statement and annual report to any stockholder who contacts the Company's investor relations department at 408-774-0330 or by mail addressed to Investor Relations, 995 East Arques Avenue, Sunnyvale, California 94085, requesting such copies. If a stockholder is receiving multiple copies of the proxy statement and annual report at the stockholder's household and would like to receive a single copy of the proxy statement and annual report for a stockholder's household in the future, stockholders should contact their broker, other nominee record holder, or the Company's investor relations department to request mailing of a single copy of the proxy statement and annual report.

IMPORTANT

Please sign and return the enclosed Proxy in the accompanying postage-prepaid envelope as soon as possible so that your shares may be voted if you are unable to attend the Annual Meeting.

The Company's Annual Report to Stockholders for the fiscal year ended June 30, 2007 (the "Annual Report") and the Annual Report on Form 10-K (the "Form 10-K") for the fiscal year ended June 30, 2007, as filed with the Securities and Exchange Commission (the "SEC"), have been included with the mailing of the Notice of Annual Meeting and Proxy Statement to all stockholders entitled to notice of and to vote at the Annual Meeting. Neither the Annual Report nor the Form 10-K is considered proxy-soliciting material and neither is incorporated into or is a part of this Proxy Statement.

MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

PROPOSAL ONE - ELECTION OF DIRECTORS

At the Annual Meeting, a Board of Directors consisting of six (6) members will be elected to serve until the Company's next Annual Meeting or until their successors shall have been duly elected and qualified or until their earlier death, resignation or removal. The independent members of the Board have selected six (6) nominees, all of whom are current directors of the Company. Each person nominated for election has agreed to serve if elected, and the Company has no reason to believe that any nominee will be unavailable to serve. Unless otherwise instructed, the Proxy holders will vote the Proxies received by them IN FAVOR OF each of the nominees named below. The six (6) candidates receiving the highest number of affirmative votes of all of the Votes Cast at the Annual Meeting will be elected. If any nominee is unable to or declines to serve as a director, the Proxies may be voted for a substitute nominee designated by the Nominating and Corporate Governance Committee. As of the date of this Proxy Statement, the Board is not aware of any nominee who is unable or will decline to serve as a director.

The Board has determined that all of the director nominees, other than Dr. Miller, are "independent" as that term is defined in the Nasdaq Marketplace Rules. Dr. Miller is not considered independent because he is an executive officer of the Company. The Board has further determined that director nominees Miles R. Gilburne and James L. Knighton, both of whom are members of the Company's Audit Committee, satisfy the more restrictive independence requirements for Audit Committee members set forth in United States securities laws. See "Board Meeting, Independence and Committees" below for further discussion of these independence determinations.

Vote Required and Board Recommendation

The six (6) nominees receiving the highest number of affirmative votes of the shares present in person or represented by Proxy and entitled to vote at the Annual Meeting shall be elected as directors of the Company.

The Board recommends that stockholders vote IN FAVOR OF the election of each of the following nominees to serve as directors of the Company.

Information with Respect to Director Nominees

Set forth below is information regarding the nominees.

Name	Age	Position(s) with the Company	Director Since
Robert W. Duggan	63	Director	2007
Miles R. Gilburne	56	Director	2000
James L. Knighton	53	Director	2006
Richard M. Levy, Ph.D.	69	Director	2000
Richard A. Miller, M.D.	56	Director, President and Chief Executive Officer	1991
Christine A. White, M.D.	55	Director	2006

Business Experience of Director Nominees

Mr. Duggan has been a member of our Board of Directors since September 2007. Mr. Duggan served as Chairman of the Board of Directors of Computer Motion, Inc., a computerized surgical systems company, from 1990 to 2003 and Chief Executive Officer from 1997. Computer Motion was acquired by Intuitive Surgical, Inc. in 2003. Mr. Duggan is the Founder of the investment firm Robert W. Duggan & Associates. Mr. Duggan has been a private venture investor for more than 30 years and has participated as a director of, investor in and advisor to numerous small and large businesses in the medical equipment, computer local and wide area network, PC hardware and software distribution, digital encryption, consumer retail goods and outdoor media communication industries. Mr. Duggan has also assisted in corporate planning, capital formation and management for his various investments. He received the Congressman's Medal of Merit and in 2000 he was named a Knight of the Legion of Honor by President Jacques Chirac. Mr. Duggan is currently also a director of Intuitive Surgical, Inc. He is a member of the University of California at Santa Barbara Foundation Board of Trustees.

Mr. Gilburne was elected as a Director of the company in March 2000. Mr. Gilburne has been a managing member of ZG Ventures, a venture capital and investment company, since 2000. From February 1995 through December 1999, he was Senior Vice President, Corporate Development for America Online, Inc., an internet services company. He joined the board of directors of America Online in the fall of 1999 and subsequently served as a member of the board of directors of Time Warner Inc. until stepping down in May 2006. Prior to joining America On line, Mr. Gilburne was a founding partner of The Cole Gilburne Fund, an early stage venture capital fund focused on information and communications technology and a founding partner of technology and media law firms in both San Francisco and Los Angeles. Mr. Gilburne is currently a member of the board of directors of SRA International, Inc., a government services company and Maui Land & Pineapple, real estate and agriculture company. Mr. Gilburne is also a founding investor and member of the board of several privately held companies, including Revolution Health Group, a company focused on various aspects of consumer driven healthcare and ePals, a global community of online learners. Mr. Gilburne received an A.B. degree from Princeton University and a J.D. from Harvard Law School.

Mr. Knighton was elected as a Director of the company in August 2006. Mr. Knighton has served as President and co-founder of AvidBiotics Corporation, a private biotechnology company since April 2005. Mr. Knighton served as President/Chief Operating Officer and Chief Financial Officer of Caliper Life Sciences, Inc. from July 2003 to March 2004. Mr. Knighton originally joined Caliper in September 1999 as Vice President and Chief Financial Officer, was promoted to Executive Vice President in April 2001 and to President and Chief Financial Officer in July 2002. From October 1998 to September 1999, Mr. Knighton served as Senior Vice President and Chief Financial Officer of SUGEN, Inc., a biotechnology company acquired by Pharmacia. From July 1997 to October 1998, Mr. Knighton served as Vice President of Investor Relations and Corporate Communications at Chiron Corporation, a biotechnology company. Mr. Knighton holds a B.S. in Biology from the University of Notre Dame, an M.S. in Genetics from the University of Pennsylvania and a M.B.A. from the Wharton School at the University of Pennsylvania.

Dr. Levy was elected as a Director of the company in June 2000. Dr. Levy retired in February 2006 from his position as President and Chief Executive Officer of Varian Medical Systems, Inc., a medical equipment company. Dr. Levy remains Chairman of the Board of Directors of Varian Medical Systems, a position he has held since February 2003. He served as President and Chief Executive Officer and a director of Varian Medical Systems, Inc., since April 1999, and as Executive Vice President of Varian Associates, Inc., the predecessor company from which Varian Medical Systems, Inc. was spun out, since 1992. Dr. Levy also serves on the Board of Directors of Sutter Health, a not-for-profit multi-provider integrated health care delivery system. Dr. Levy holds a B.A. degree from Dartmouth College and a Ph.D. in nuclear chemistry from the University of California at Berkeley.

Dr. Miller has served as President, Chief Executive Officer and a Director since he co-founded the Company in April 1991. Dr. Miller was a co-founder of IDEC Pharmaceuticals Corporation and from 1984 to February 1992 served as Vice President and a director. Dr. Miller also is a Clinical Professor of Medicine (Oncology) at Stanford University Medical Center. Dr. Miller received his M.D. from the State University of New York Medical School and is board certified in both Internal Medicine and Medical Oncology.

Dr. White was elected as a Director of the company in August 2006. Dr. White retired in June 2005 from her position as Senior Vice President, Global Medical Affairs of Biogen Idec Inc., a biopharmaceutical company, a position held since the merger of Biogen, Inc. and IDEC Pharmaceuticals Corporation in November 2003. She joined IDEC Pharmaceuticals in June 1996 and served as Senior Director, Oncology and Hematology Clinical Development until June 2000 when she was appointed Vice President, Oncology and Hematology Clinical Development. In May 2001, she was appointed Vice President, Medical Affairs. From 1994 to June 1996, Dr. White was Director, Clinical Oncology Research at the Sidney Kimmel Cancer Center in San Diego. From 1984 to 1994, Dr. White held various positions at Scripps Memorial Hospitals, San Diego County, most recently as Chair, Department of Medicine. Dr. White is also a director of Arena Pharmaceuticals, Inc., a biopharmaceutical company and Apoptos, Inc., a private biotechnology company. Dr. White holds a B.A. degree in Biology and M.D. degree, both from the University of Chicago.

There are no family relationships among executive officers or directors of the Company.

Board Meetings, Independence and Committees

During the fiscal year ended June 30, 2007, the Board held seven (7) meetings. During the fiscal year ended June 30, 2007, all directors attended at least seventy-five percent (75%) of the meetings of the Board and of the committees on which they served that were held during the period for which they were a director or committee member, respectively. Although the Company does not have a formal policy regarding attendance by members of the Board at its Annual Meeting, the Company encourages directors to attend and historically many of them have done so. To facilitate attendance and reduce travel costs, the Company usually schedules its Annual Meeting to occur immediately before or after a periodic meeting of the Board. All members of the Board attended the annual stockholder meeting in December 2006.

The Board has determined that all of the members of the Board, other than Dr. Miller, are "independent" as that term is defined in the Nasdaq Marketplace Rules. Dr. Miller is not considered independent because he is an executive officer of the Company. As required under applicable Nasdaq Marketplace Rules, the Company's independent directors meet regularly in executive session at which only they are present. The Board has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The Board has adopted a charter for each of the three standing committees.

Audit Committee

The primary purpose of the Audit Committee is to oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. The Audit Committee is also charged with the review and approval of all related party transactions involving the Company. The Audit Committee acts pursuant to a written charter that has been adopted by the Board attached as Exhibit A to this proxy statement. A more complete description of the powers and responsibilities delegated to the Committee is set forth in the Audit Committee charter. Mr. Knighton, as the chairperson, Mr. Gilburne and Dr. White presently serve on the Audit Committee. Mr. Gilburne served on the Audit Committee throughout fiscal year 2007, Mr. Knighton was appointed to the Audit Committee in August 2006, Dr. White was appointed to the Audit Committee in December 2006. The Audit Committee met four (4) times during the fiscal year ended June 30, 2007. The Board has determined that all members of the Audit Committee are "independent" as that term is defined in Rule 4200(a)(15) of the Nasdaq Marketplace Rules. The Board has further determined that Mr. Knighton is an "audit committee financial expert" as defined by Item 401(h) of Regulation S-K of the Securities Act of 1933, as amended (the "Securities Act").

Compensation Committee

The Compensation Committee reviews and approves the Company's general compensation policies, sets compensation levels for the Company's executive officers and administers the Company's 2004 Equity Incentive Award Plan (the "2004 Plan") and the Employee Stock Purchase Plan. Dr. Levy, as chairperson, Mr. Rohn, Dr. White and Mr. Duggan, presently serve on the Compensation Committee. Dr. Levy and Mr. Rohn served on the Compensation Committee throughout fiscal year 2007, while Dr. White and Mr. Duggan joined the Compensation Committee in August 2006 and September 2007, respectively. The Compensation Committee met two (2) times during the fiscal year ended June 30, 2007. The Board has determined that all of the members of the Compensation Committee are "independent" as defined in the Nasdaq Marketplace Rules.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance ("NCG") Committee establishes qualification standards for Board membership, identifies qualified individuals for Board membership and considers and recommends director nominees for approval by the Board and the stockholders. The NCG Committee has adopted a written charter that is available on the Company's website at www.pharmacyclics.com. The NCG Committee considers suggestions from many sources, including stockholders, regarding possible candidates for director. The NCG Committee also takes a leadership role in shaping the corporate governance of the Company. Mr. Gilburne, as chairperson, Mr. Rohn, Mr. Knighton, Dr. Levy and Dr. White presently serve on the NCG Committee. Mr. Gilburne, Dr. Levy and Mr. Rohn served on the NCG Committee throughout fiscal year 2007 while Mr. Knighton and Dr. White joined the NCG Committee in August 2006 and Mr. Duggan joined the NCG Committee in September 2007. During the fiscal year ended June 30, 2007, the NCG Committee met two (2) times. The Board has determined that each of the members of the NCG is "independent" as defined in the Nasdaq Marketplace Rules.

Director Nomination and Communication with Directors

Criteria for Nomination to the Board

In evaluating director nominees, the NCG Committee considers the following factors:

- the appropriate size of the Board;

- the level of technical, scientific, operational, strategic and/or economic knowledge of the Company's business and industry;
- experience at the senior executive or board level of a public company;
- integrity and commitment to the highest ethical standards;
- whether the candidate possesses complimentary skills and background with respect to other Board members; and
- the ability to devote a sufficient amount of time to carry out the duties and responsibilities as a director.

The objective of the NCG Committee is to structure a Board that brings to the Company a variety of skills and perspectives developed through high-quality business and professional experience. In doing so, the NCG Committee also considers candidates with appropriate non-business backgrounds. Other than the foregoing, there are no stated minimum criteria for director nominees. The NCG Committee may, however, consider such other factors as it deems are in the best interests of the Company and its stockholders.

The NCG Committee identifies nominees by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to the Company's business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining new perspectives. If any member of the Board does not wish to continue in service, or if the NCG Committee decides not to nominate a member for re-election, the Committee will identify the desired skills and experience of a new nominee as outlined above, providing that the Board determines to fill the vacancy. To date, the Company has not engaged a third party to identify or evaluate or assist in identifying potential nominees, although the Company reserves the right to do so in the future.

Stockholder Proposals for Nominees

The NCG Committee will consider proposed nominees whose names are submitted to it by stockholders, providing that the stockholder has held Company stock at least one (1) year and holds a minimum of 1% of the Company's outstanding voting securities. If a stockholder wishes to suggest a proposed name for consideration, he or she must follow our procedures regarding the submission of stockholder proposals. Our amended and restated bylaws permit stockholders to nominate directors for election at our annual meeting of stockholders as long as stockholders provide the Company with proper notice of such nomination. Any notice of director nomination must meet all of the requirements contained in our bylaws and include other information required pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including the nominee's consent to serve as a director. Stockholders may send recommendations for director nominees or other communications to the Board or any individual director c/o Secretary, Pharmacyclics, Inc., 995 East Arques Avenue, Sunnyvale, California, 94085. All communications received are reported to the Board or the individual directors, as appropriate. For any stockholder to make a director nomination at next year's annual meeting, the stockholder must follow the procedures described in this Proxy Statement under "Deadline for Receipt of Stockholder Proposals."

Code of Ethics and Committee Charters

The Board has also adopted a formal code of conduct that applies to all of our employees, officers and directors. The latest copy of our Code of Business Conduct and Ethics, as well as the Charters of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee of the Board are available in the "Investors" section of our website at www.pharmacyclics.com.

PROPOSAL TWO - RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected the firm of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2008, and has further directed that management submit the selection of the independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. PricewaterhouseCoopers LLP has audited the Company's financial statements since 1993. A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting to respond to appropriate questions, and will be given the opportunity to make a statement if he or she so desires.

Stockholder ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm is not required by law or the Company's bylaws or otherwise. However, the Board is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice. In the event the stockholders fail to ratify the appointment, the Audit Committee of the Board will reconsider its selection. Even if the selection is ratified, the Audit Committee and the Board in their discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

Independent Registered Public Accounting Firm Fees

The following table sets forth the aggregate fees billed or to be billed by PricewaterhouseCoopers LLP for the following services during fiscal 2007 and 2006:

	Fiscal 2007	Fiscal 2006
Audit fees	$ 297,200	$ 263,900
Audit-related fees	-	-
Tax fees	20,000	18,500
All other fees	-	-
Total	$ 317,200	$ 282,400

In the above table, "audit fees" for professional services for the audit of the Company's financial statements included in its Annual Report on Form 10-K for the years ended June 30, 2007 and 2006, and review of financial statements included in its quarterly reports on Form 10-Q and for services that are normally provided in connection with statutory and regulatory filings. "Tax fees" are fees for tax compliance, tax advice and tax planning. All fees described above were approved by the Audit Committee, pursuant to the pre-approved policy described below.

Pre-Approval Policy and Procedures

In accordance with the Audit Committee charter, the Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent registered public accounting firm, including the estimated fees and other terms of any such engagement. These services may include audit services, audit-related services, tax services and other services. Any pre-approval is detailed as to the particular service or category of services. The Audit Committee may elect to delegate pre-approval authority to one or more designated Committee members in accordance with its charter. The Audit Committee has delegated to Mr. Knighton the ability to pre-approve certain audit and non-audit services. The Audit Committee considers whether such audit or non-audit services are consistent with the SEC's rules on auditor independence. The Audit Committee has considered whether the provision of the services noted above is compatible with maintaining PricewaterhouseCoopers LLP's independence.

Vote Required and Board Recommendation

The affirmative vote of a majority of the votes present in person or represented by proxy and entitled to vote at the Annual Meeting is required to ratify the selection of PricewaterhouseCoopers LLP.

The Board recommends that the stockholders vote IN FAVOR OF the ratification of the selection of PricewaterhouseCoopers LLP to serve as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2008.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of September 30, 2007, by: (i) each stockholder who, based on publicly available records, is known by the Company to own beneficially more than five percent (5%) of the Company's Common Stock; (ii) each current director; (iii) each executive officer named in the "Summary Compensation Table" below (the "Named Executive Officers"); and (iv) all directors and executive officers of the Company as a group. The address for each director and executive officer listed in the table below is c/o: Pharmacyclics, Inc., 995 East Arques Avenue, Sunnyvale, California 94085.

Name	Outstanding Shares of Common Stock	Shares Issuable Pursuant to Options Vested and Exercisable Within 60 Days of September 30, 2007	Percent of Total Shares Outstanding
	Beneficial Ownership (1)		
Primecap Management Company (2)	2,147,200	-	7.6%
Robert W. Duggan (3)	4,465,149	-	14.7%
Richard A. Miller, M.D. (4)	326,798	915,750	4.6%
Miles R. Gilburne	140,000	103,139	*
James L. Knighton	-	26,724	*
Richard M. Levy, Ph.D. (5)	1,000	74,854	*
William R. Rohn	-	98,806	*
Christine A. White, M.D.	-	13,750	*
Leiv Lea (6)	18,893	408,381	1.6%
David J. Loury, Ph.D.	-	36,875	*
See-Chun Phan, M.D. (7)	151	198,332	*
Markus F. Renschler, M.D.	1,394	305,561	1.2%
All current executive officers and directors as a group (12 persons)	4,974,234	2,011,905	21.2%

* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options which are vested and exercisable within sixty (60) days of the September 30, 2007 date of this table. Except as indicated by footnote, and subject to community property laws where applicable, to the knowledge of the Company, all persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such holders. The percentages of beneficial ownership are based on 25,968,189 shares of Common Stock outstanding as of September 30, 2007, adjusted as required by rules promulgated by the Commission. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any shares which such person or persons has the right to acquire within sixty (60) days after such date are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Derived from information from a Form 13F filed for the quarter ended June 30, 2007. The address for Primecap Management Company is 225 South Lake Ave, STE 400, Pasadena CA 91101.

(3) Mr. Duggan disclaims beneficial ownership of 536,760 shares held in managed accounts except to the extent of his pecuniary interest in those shares.

(4) Includes 13,334, 13,334 and 300,130 shares held in trust for a son, a son, and the Miller-Horning Trust, respectively.

(5) Includes 1,000 shares held in trust for The Levy Family Revocable Trust dated 05/01/85.

(6) Includes 4,893 shares held by Deborah K. Karlson as custodian for daughter.

(7) Dr. Phan's employment was terminated in July 2007.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's directors and Section 16 officers, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file with the Commission initial reports of beneficial ownership and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company. Such officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on its review of the copies of such forms furnished to the Company and written representations that no other reports were required, the Company believes that, during the period from July 1, 2006 to June 30, 2007, all officers, directors and beneficial owners of more than 10% of the outstanding Common Stock complied with all Section 16(a) requirements.

EXECUTIVE OFFICERS

Executive officers of the company, and their ages as of September 30, 2007, are as follows:

Name	Age	Position
Richard A. Miller, M.D.	56	President, Chief Executive Officer and Director
Michael K. Inouye	52	Senior Vice President, Corporate and Commerical Development
Markus F. Renschler, M.D.	46	Senior Vice President, Oncology Clinical Development
Joseph J. Buggy	40	Vice President, Research
Leiv Lea	53	Vice President, Finance and Administration and Chief Financial Officer and Secretary
David J. Loury, Ph.D.	51	Vice President, Preclinical Sciences

---

See section entitled "Information with Respect to Director Nominees" above, for a brief description of the business experience and educational background of Dr. Miller.

Mr. Inouye has served as Senior Vice President, Corporate and Commercial Development since May 2007. From March 2006 to February 2007, Mr. Inouye served as Senior Vice President, Commercial Operations with Telik, Inc., a pharmaceutical company. From May 2005 through February 2006, Mr. Inouye worked as an independent pharmaceutical industry consultant. From August 1995 through April 2005, he was employed by Gilead Sciences, Inc., a pharmaceutical company, most recently as Senior Vice President, Commercial Operations. Prior to joining Gilead, he served in sales and marketing and business development roles at InSite Vision, Merck & Co. and American Home Products. Mr. Inouye is a director of Pharmasset, Inc., a pharmaceutical company. Mr. Inouye received a B.S. in Food & Science Technology from the University of California at Davis and an M.B.A. from California State Polytechnic University, Pomona.

Dr. Renschler has served as Senior Vice President, Oncology Clinical Development since May 2006. Prior to that, Dr. Renschler served as Vice President, Oncology Clinical Development from May 2001 to May 2006. Prior to that, Dr. Renschler served as Senior Director of Clinical Development from May 1998 to May 2001. Prior to that, Dr. Renschler served as Director of Clinical Development from January 1996 to May 1998. Dr. Renschler is also a Clinical Associate Professor of Medicine/Oncology at Stanford University School of Medicine. He is board certified both in Medical Oncology and Internal Medicine. Dr. Renschler received his M.D. from Stanford University and a B.A. degree in Public and International Affairs from Princeton University.

Dr. Buggy has served as Vice President, Research since September 2007. From May 2006 to August 2007, Dr. Buggy served as Senior Director, Cancer Biology. From November 2001 to April 2006, he served as Director, Department of Biology at Celera Genomics, a biotechnology company. From June 1996 to October 2001, he was a scientist at AXYS Pharmaceuticals, Inc., a biotechnology company. Dr. Buggy received a Ph.D. in Molecular, Cellular, and Development Biology from Indiana University and a B.S. degree in Microbiology from the University of Pittsburgh.

Mr. Lea has served as Vice President, Finance and Administration and Chief Financial Officer since December 1998 and Secretary since June 2003. Prior to that, Mr. Lea served as Vice President, Finance and Administration from December 1997 to December 1998. From September 1996 through November 1997, he served as a financial consultant for high technology companies and was Acting Chief Financial Officer for Global Village Communications, Inc. From 1987 through June 1996 he served as Vice President and Chief Financial Officer of Margaux, Inc., a public company that manufactured refrigeration equipment. Mr. Lea received a B.S. degree in Agricultural Economics from the University of California, Davis and an M.B.A. from the University of California, Los Angeles.

Dr. Loury has served as Vice President, Preclinical Sciences since May 2006. From April 2003 to May 2006, Dr. Loury served as Senior Director, Toxicology with Celera Genomics, a molecular diagnostics business group of Applera Corporation. From June 2001 to April 2003, he was employed by Essential Therapeutics, Inc., a pharmaceutical company, as Director, Pharmacology and Toxicology. From 1996 to 2001, Dr. Loury was employed by IntraBiotics Pharmaceuticals, Inc., most recently as Senior Director, Preclinical Development. From 1986 to 1996 he worked in a variety of toxicology positions with Syntex/Roche Bioscience. Dr. Loury received a Ph.D. in Pharmacology and Toxicology and a B.S. in Bio-Environmental Toxicology from the University of California, Davis.

EXECUTIVE COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS

Compensation Objectives

The Compensation Committee's overall policy as to executive compensation is to ensure that an appropriate relationship exists between the total compensation package established for each executive officer and the creation of stockholder value, while at the same time assuring that compensation is sufficiently competitive to motivate and retain key executives. We compensate our executive officers through a combination of base salary, discretionary cash bonuses and equity compensation in the form of stock options. Our overall compensation packages are structured so that an executive officer receives a significant part of their potential compensation through stock options whose potential value is directly related to the performance of our common stock. We do not have any formal Pharmacyclics stock ownership guidelines for our executive officers or Board of Directors, although we believe our Employee Stock Purchase Plan and 2004 Equity Incentive Award Plan encourage stock ownership.

Determination of Compensation

Our Compensation Committee, which is composed entirely of Independent outside directors, is responsible for setting and administering the policies which govern all the compensation programs of Pharmacyclics. Regarding most compensation matters, including executive officer and director compensation, our Chief Executive Officer provides recommendations, excluding himself, to the Compensation Committee. The Compensation Committee does not delegate any functions to others in setting compensation. We do not currently engage any consultant related to executive and/or director compensation matters, although we may choose to do so in the future.

Since the Company is in the development stage, the use of traditional performance standards (such as profit levels and return on equity) are not appropriate in evaluating the performance of the executive officers. In particular, the unique nature of the biotechnology industry, specifically the absence of revenues and the fact that the Company's stock performance is often more a consequence of larger market forces than of actual Company achievements, makes it difficult to tie performance objectives to standard financial considerations. The Company has not established specific compensation targets or used a specific formula to set the Company's executive compensation based on survey data, or benchmarked its executives' compensation against a particular set of comparable companies. The establishment of executive compensation has been highly subjective and has been based primarily upon the extensive company experience of the members of the Compensation Committee, which evaluates other indications of performance such as research progress, clinical development results, company financing activity and business development results.

Elements of Executive Compensation

Annual executive officer compensation consists of the following elements which are described in more detail below:

- Base salary
- Incentive cash bonuses
- Equity awards in the form of stock options
- Other generally available benefit programs

Base Salary. The base salary for executive officers is set to be commensurate with their professional status, experience and accomplishments and the scope of their responsibilities as compared to the responsibilities of executive management in other companies of similar size and stage of development. The Compensation Committee reviews base salary levels on an annual basis. In setting base salaries for executive officers, the Compensation Committee reviewed compensation data on biotechnology companies of similar size and of comparable product development stage as published in the Radford Biotechnology Survey; historical adjustments in executive base pay; and internal equity in base pay among the executive officers. As described above, there is no specific benchmark target for purposes of establishing base salary levels, and the Compensation Committee reviewed the Radford survey data only as a means to provide a general context for executive compensation levels. Based on their review, the Compensation Committee did not change the level of base pay for executive officers in fiscal 2007.

Incentive Cash Bonuses. Beginning in fiscal 2005, all executive officers were eligible for annual performance bonuses. At the beginning of fiscal 2007, the Compensation Committee established a list of specific corporate and individual goals as well as specific bonus amounts tied to each goal. For fiscal 2007, the bonus targets were divided into three categories: 1) clinical development, 2) corporate development, and 3) individual goals. Bonus targets were payable in an aggregate amount of up to 30% of an executive's base salary with 21% associated with clinical development, 3% with corporate development and 6% with individual goals. The Compensation Committee retained the discretion to increase, reduce or eliminate the bonus that might otherwise be payable to any individual based on actual performance as compared to the pre-established goals. The Compensation Committee did not approve the payment of any cash bonuses to executive officers for fiscal 2007. Currently, the Compensation Committee has not yet established an executive bonus plan for fiscal 2008.

Equity Awards

As discussed above, the Company believes that long-term incentive compensation consisting of equity awards are a critical component of a competitive compensation package in the biotechnology industry. This is particularly true given the long development periods associated with developing new pharmaceutical drugs and the competition for executive talent from the large number of biotechnology companies located in the San Francisco Bay Area. The Company also believes that equity awards effectively reward employees for Company success over time and encourage retention of executive officers by the Company.

The Company's 2004 Equity Incentive Award Plan allows for the grant of stock options, restricted stock units and stock appreciation rights. To date, the Company has only granted its executive officers "incentive stock options" within the meaning of the Internal Revenue Code and non-qualified stock options. We selected this form of equity awards because stock options provide a straight-forward long-term incentive for our executive officers, provide a competitive form of equity awards because they are awarded to employees of other companies in our industry and result in less immediate dilution of existing stockholders' interest.

Award Criteria

As described above, the Company does not have specific benchmark targets for purposes of determining the level of equity awards to executives. Generally, the Compensation Committee grants options at a level that the Compensation Committee deems appropriate to create a meaningful opportunity for stock ownership based upon the individual's current position with the Company, on its perception of the executive's ability to affect future stockholder value the executive's outstanding options and competitive conditions in the market for highly-qualified executives who typically command compensation packages which include significant equity incentive. In setting the amount of option grants for individual executive officers, the Compensation Committee also takes into account the number of expiring options, underwater options, and in-the-money options held by individual executive officers.

Exercise Price

The Company believes that stock options priced at the fair market value of the Company's stock strongly align the interests of its Executive Officers with long-term Company performance and stockholder interests. Therefore, the Company has priced all of its stock option grants with exercise prices equal to the closing price of the Company's stock on the date of grant, which is how the 2004 Plan defines fair market value.

Timing of Equity Awards to Named Executive Officers

The Compensation Committee's general practice is to review Named Executive Officer performance and to set annual compensation for the Named Executive Officers once a year, near the end of the Company's fiscal year. Historically, equity awards to the Named Executive Officers have generally been approved in connection with these annual reviews with awards granted in May or June for fiscal years 2004 through 2006. In fiscal 2007, the Compensation Committee determined that it was important for employee retention purposes, following the February 2007 refuse to file letter from the FDA, to grant options in March 2007 to all employees, including Named Executive Officers. The Compensation Committee has not granted, nor does it intend in the future to grant, equity compensation awards to executives in anticipation of the release of material nonpublic information that is likely to result in changes to the price of our common stock, such as a significant positive or negative earnings announcements. Similarly, the Compensation Committee has not timed, nor does it intend in the future to time, the release of material nonpublic information based on equity award grant dates.

Other Compensation

Medical, Life and Disability Insurance. The Named Executive Officers participate in a variety of health, welfare and paid time-off benefits designed to enable the Company to attract and retain its workforce in a competitive marketplace.

As a result, the Company provides to each Named Executive Officer such health, welfare and paid time-off benefits as are provided to the Company's other employees.

401(k) Plan. We maintain a 401(k) Plan that is a defined contribution plan intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended. In fiscal 2007, the Company matched 50% of all participant contributions up to a maximum of $1,500 per employee.

Tax Considerations

Section 162(m) of the Internal Revenue Code, enacted in 1993, generally disallows a tax deduction to publicly held companies for compensation exceeding $1 million paid to certain of the corporation's executive officers. The limitation applies only to compensation that is not considered to be performance-based. The non-performance-based compensation to be paid to the Company's executive officers for the 2006 fiscal year did not exceed the $1 million limit per officer, nor is it expected that the non-performance-based compensation to be paid to the Company's executive officers for fiscal 2006 will exceed that limit. The 2004 Plan is structured so that any compensation deemed paid to an executive officer in connection with the exercise of options granted under that plan with an exercise price equal to the fair market value of the option shares on the grant date will qualify as performance-based compensation, which will not be subject to the $1 million limitation. Because it is very unlikely that the cash compensation payable to any of the Company's executive officers in the foreseeable future will approach the $1 million limit, the Compensation Committee has decided at this time not to take any other action to limit or restructure the elements of cash compensation payable to the Company's executive officers. The Compensation Committee will reconsider this decision should the individual compensation of any executive officer approach the $1 million level.

Severance and Change in Control Arrangements

We do not currently have employment agreements with any of our Named Executive Officers. The Company's 2004 Plan provides that 50% of all unvested options shall become fully vested upon a change in control of the Company. The plan further provides that if the employee's employment is terminated within twelve (12) months of a change in control, the remaining balance of unvested options shall become fully vested. The Company has entered into agreements with each of Dr. Miller, Mr. Inouye, Dr. Renschler and Mr. Lea that provide for certain payments and accelerated vesting of the shares of Common Stock subject to the outstanding options held by each officer in the event of certain changes in control of the Company or a subsequent termination of employment. The types of changes in control causing payments to be made and accelerated stock vesting to occur consist of certain mergers or consolidations; the sale, transfer or other disposition of all or substantially all of the Company's assets; and hostile take-overs. In the event of such officer's involuntary termination within thirty-six (36) months following the change in control, the officer will be entitled to receive severance payments for a period of twelve (12) months in an aggregate amount equal to the officer's base salary at the time of termination plus the bonus paid to the officer in the fiscal year preceding the year of termination. The payments will be made in installments over the twelve (12) month period unless the officer elects to receive a lump-sum payment equal to the present value of the installment payments. In addition, in the event of a change in control, all outstanding options held by the officer that would fully vest or become fully exercisable at least eighteen (18) months after the change in control will accelerate as follows: 50% of the unvested or unexercisable portion immediately upon the change in control; 25% of the portion unexercisable or unvested at the time of the change in control one (1) year after the change in control (if the officer is then still employed by the Company or its successor); and 25% of the portion unexercisable or unvested at the time of the change in control eighteen (18) months after a change in control (if the officer is then still employed by the Company or its successor). All options held by the officer at the time of a change in control that otherwise become fully exercisable or fully vest within eighteen (18) months following the change in control will become exercisable and vest in accordance with the following schedule: 50% of the previously unexercisable or unvested portion immediately upon the change in control; the remaining portion will continue to become exercisable and vest in accordance with the exercise/vesting schedule applicable to those options at the time of the change in control. Similarly, any repurchase rights exercisable by the Company with respect to shares of Common Stock held by the officer will lapse depending upon when the repurchase rights would have otherwise lapsed. In the event of the officer's involuntary termination during the eighteen (18) month period after the change in control, all previously unexercisable options (including options that did not accelerate at the time of the change in control) will become immediately exercisable and the repurchase rights will lapse as to all shares then held by the officer. The change-of-control and severance-related provisions in the Company's 2004 Plan and the individual severance agreements with Dr. Miller, Mr. Inouye, Dr. Renschler and Mr. Lea are intended to retain and motivate employees and allow the Company to remain competitive with companies with whom we may compete for talent.

Summary Compensation Table

The following table summarizes the compensation awarded to, earned by, or paid to each Named Executive Officer for the fiscal year ended June 30, 2007:

Name and Principal Position	Fiscal Year	Salary ($) (1)	Bonus ($)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)
Richard A. Miller, M.D. President and Chief Executive Officer	2007	$ 438,973	$ -	$ 655,197	$ -	$ 1,500	$ 1,095,670
Markus F. Renschler, M.D. Senior Vice President, Oncology Clinical Development	2007	283,980	-	210,227	-	1,500	495,707
Leiv Lea Vice President, Finance and Administration and Chief Financial Officer and Secretary	2007	257,584	-	266,482	-	1,500	522,566
David Loury, Ph.D. Vice President, Preclinical Sciences	2007	210,000	-	55,113	-	1,500	266,613
See-Chun Phan, M.D. (5) Vice President, Clinical Development	2007	228,994	-	196,689	-	1,500	427,183

(1) Includes amounts earned but deferred at the election of the Named Executive Officer, such as salary deferrals under the Company's 401(k) plan.

(2) The Company's share-based compensation program includes incentive and non-statutory stock options. Amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended June 30, 2007, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, *Share-Based Payment*, and include amounts attributable to awards granted in and prior to fiscal 2007. Assumptions used in the calculation of these amounts are disclosed in Note 1 to the Company's Financial Statements for the fiscal year ended June 30, 2007 included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 13, 2007. However, as required, amounts exclude the impact of estimated forfeitures related to service-based vesting conditions.

(3) The Company does not have any qualified or non-qualified benefit plans.

(4) Consists of the Company's matching contribution under its 401(k) plan.

(5) Dr. Phan's employment was terminated in July 2007.

Under the 2004 Plan, the Plan Administrator has the authority to accelerate outstanding options in the event of certain changes in control of the Company (as defined in the 2004 Plan).

Grants of Plan-Based Awards in 2007

The following table provides information concerning each grant of an award of stock options made to each Named Executive Officer for the year ended June 30, 2007. All grants listed below were awarded under the 2004 Plan. The Company does not have any estimated future payouts under any equity or non-equity incentive plan awards.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (1)	Exercise or Base Price of Option Awards ($) (2)	Full Grant Date Fair Value ($) (3)
Richard A. Miller, M.D.	3/13/2007	210,000	$ 2.76	$ 348,075
Markus F. Renschler, Ph.D.	3/13/2007	65,000	2.76	107,738
Leiv Lea	3/13/2007	110,000	2.76	182,325
David Loury, Ph.D.	3/13/2007	75,000	2.76	124,313
See-Chun Phan, M.D.	3/13/2007	35,000	2.76	58,013

(1) Consists of options that vest in forty-eight (48) equal monthly installments beginning on the date of grant.

(2) Options are granted at an exercise price equal to the closing market price per share on the day of grant, in accordance with the definition of fair market value in the Company's 2004 Plan.

(3) Represents fair value of the option as calculated pursuant to FAS 123R, excluding the impact of estimated forfeitures related to service-based vesting conditions.

Outstanding Equity Awards at 2007 Fiscal Year-End

The following table provides information on the current holdings of stock option by the named executives. Each option grant is shown separately for each named executive. The vesting schedule for each option grant is shown following this table.

	Option Awards			
Name	Number of Securities Underlying Unexercised Options ($) Exercisable	Number of Securities Underlying Unexercised Options ($) Un-exercisable	Option Exercise Price ($)	Option Expiration Date (1)
Richard A. Miller, M.D.	62,000 (2)	-	27.00	04/17/08
	55,000 (3)	-	17.63	03/18/09
	75,000 (14)	-	58.06	06/06/10
	114,000 (5)	-	27.51	05/25/11
	120,000 (6)	-	7.39	02/05/12
	84,000 (6)	-	4.25	06/12/12
	80,000 (6)	-	5.25	10/06/13
	40,000 (6)	-	7.10	12/11/13
	53,375 (6)	7,625	11.21	06/08/14
	160,263 (6)	14,737	7.76	06/03/15
	225,963 (6)	24,037	4.16	05/23/16
	196,875 (6)	13,125	2.76	03/13/17
Markus F. Renschler, M.D.	25,000 (11)	-	27.000	04/17/08
	25,000 (12)	-	17.625	03/18/09
	15,000 (14)	-	58.063	06/06/10
	46,000 (13)	-	27.510	05/25/11
	50,000 (6)	-	7.390	02/05/12
	16,667 (6)	-	4.250	06/12/12
	36,333 (6)	-	4.470	06/02/13
	24,545 (6)	455	11.210	06/08/14
	18,750 (6)	11,250	7.760	06/03/15
	72,678 (6)	37,322	4.160	05/23/16
	44,687 (6)	20,313	2.760	03/13/17
Leiv Lea	50,000 (7)	-	24.25	12/17/07
	10,000 (4)	-	19.75	07/08/08
	20,000 (8)	-	17.63	03/18/09
	20,000 (4)	-	58.06	06/06/10
	50,000 (9)	-	27.51	05/25/11
	40,000 (6)	-	7.39	02/05/12
	40,000 (6)	-	4.25	06/12/12
	55,000 (6)	-	4.47	06/02/13
	28,219 (6)	4,031	11.21	06/08/14
	45,437 (6)	14,563	7.76	06/03/15
	88,498 (6)	21,502	4.16	05/23/16
	84,225 (6)	25,775	2.76	03/13/17

Name	Option Awards				
	Number of Securities Underlying Unexercised Options ($) Exercisable		Number of Securities Underlying Unexercised Options ($) Un-exercisable	Option Exercise Price ($)	Option Expiration Date (1)
David Loury, M.D.	48,000	(10)	17,000	4.160	05/23/16
	22,212	(6)	52,788	2.760	03/13/17
See-Chun Phan, M.D.	15,000	(7)	-	19.750	07/08/08
	5,000	(4)	-	23.750	06/15/09
	15,000	(15)	-	58.063	06/06/10
	15,000	(16)	-	27.510	05/25/11
	20,000	(6)	-	7.390	02/05/12
	8,000	(6)	-	4.250	06/12/12
	60,000	(6)	-	4.470	06/02/13
	28,345	(6)	3,905	11.210	06/08/14
	19,005	(6)	10,995	7.760	06/03/15
	45,666	(6)	24,334	4.160	05/23/16
	24,062	(6)	10,938	2.760	03/13/17

(1) Options expire ten (10) years from the date of grant

(2) 10,000 option shares vest in a series of twenty-four (24) equal and successive monthly installments beginning on January 1, 1999; 22,000 option shares vest in equal and successive monthly installments over each of the next twelve (12) months; 30,000 option shares vest in equal and successive monthly installments over each of the next twelve (12) months.

(3) 20,000 option shares vest in a series of twenty-four (24) equal and successive monthly installments beginning on July 1, 2000; 14,664 option shares vest in equal and successive monthly installments over each of the next six (6) months; 20,336 option shares vest in equal and successive monthly installments over each of the next six (6) months.

(4) Each of the options vest in sixty (60) equal installments beginning on the date of grant.

(5) 24,000 option shares vest in a series of twenty-four (24) equal and successive monthly installments beginning on June 1, 2001; 90,000 option shares vest in equal and successive monthly installments over each of the next thirty-six (36).

(6) Each of the options vest in forty-eight (48) equal installments beginning on the date of grant.

(7) 20% of the shares subject to the option vest on the one (1) year anniversary of the date of grant and the remaining shares subject to the option vest in a series of 48 equal and successive monthly installments thereafter.

(8) 9,000 option shares vest in a series of thirty-six (36) equal and successive monthly installments beginning on July 1, 1999; 11,000 option shares vest in equal and successive monthly installments over each of the next twelve (12) months.

(9) 10,000 option shares vest in a series of twenty-four (24) equal and successive monthly installments beginning on June 1, 2001; 13,400 option shares vest in equal and successive monthly installments over each of the next twelve (12) months; 26,600 option shares vest in equal and successive monthly installments over each of the next twenty-four (24) months.

(10) 25% of the shares subject to the option vest on the one (1) year anniversary of the date of grant and the remaining shares subject to the option vest in a series of 36 equal and successive monthly installments thereafter.

(11) 3,334 option shares vest in a series of eight (8) equal and successive monthly installments beginning on the date of grant; 10,000 option shares vest in equal and successive monthly installments over each of the next twenty-four (24) months; 4,260 option shares vest in equal and successive monthly installments over each of the next twelve (12) months; 7,406 option shares vest in equal and successive monthly installments over each of the next sixteen (16) months.

(12) 4,000 option shares vest in a series of twelve (12) equal and successive monthly installments beginning on July 1, 2000; and the balance of 21,000 option shares vest in a series of thirty-six (36) equal and successive monthly installments thereafter.

(13) 10,000 option shares vest in a series of twenty-four (24) equal and successive monthly installments beginning on June 1, 2001; and the balance of 36,000 option shares vest in a series of thirty-six (36) equal and successive monthly installments thereafter.

(14) Each of the options vest in sixty (60) equal installments beginning July 1, 2000.

(15) Each of the options vest in sixty (60) equal installments beginning May 1, 2000.

(16) Each of the options vest in sixty (60) equal installments beginning July 6, 2001.

Potential Payments Upon Termination or Change in Control

The following table provides potential payments that may be made to each Named Executive Officer upon a change of control as defined and pursuant to individual agreements. The amounts shown in the table below assume that the executive was terminated on June 30, 2007 and that the effective date of the change of control was June 30, 2007, and do not include amounts in which the Named Executive Officer had already vested as of June 30, 2007. The amounts shown below are hypothetical payments calculated using the assumptions required under applicable regulations, and do not represent actual payments to any Named Executive Officer. The actual compensation to be paid can only be determined at the time of a Named Executive Officer's termination of employment or upon a change of control, as applicable. In the table below, "N/A" indicates that there is no applicable payment.

Name	Benefit	Before Change of Control: Termination w/o Cause or for Good Reason	After Change of Control: Termination w/o Cause or for Good Reason	
Richard A. Miller, M.D.	Severance payments	N/A	$ 438,973	(1)
	Bonus payments	N/A	-	
	Health benefits	N/A	12,569	
	Equity acceleration	N/A	-	(2)
Markus F. Renschler, M.D.	Severance payments	N/A	283,980	(1)
	Bonus payments	N/A	-	
	Health benefits	N/A	19,809	
	Equity acceleration	N/A	-	(2)
Leiv Lea	Severance payments	N/A	257,584	(1)
	Bonus payments	N/A	-	
	Health benefits	N/A	19,809	
	Equity acceleration	N/A	-	(2)

(1) In the event of the Named Executive Officer's involuntary termination within thirty-six (36) months following the change in control, the Named Executive Officer will be entitled to receive severance payments for a period of twelve (12) months in an aggregate amount equal to the Named Executive Officer's base salary at the time of termination plus the bonus paid to the officer in the fiscal year preceding the year of termination. The payments will be made in installments over the twelve (12) month period unless the Named Executive Officer elects to receive a lump-sum payment equal to the present value of the installment payments.

(2) The closing price of the Company's common stock was $2.72 on June 29, 2007, the last trading day in fiscal 2007. The exercise prices of all stock options held by the Named Executive Officers as of that date were above $2.72. Accordingly, the Named Executive Officers would not receive any benefits from the acceleration of stock options vesting as provided in their change in control agreements.

2007 Stock Option Exercises

None of our Named Executive Officers exercised any of his stock options in fiscal 2007 and as a result, there was no value realized.

DIRECTOR COMPENSATION

Cash Compensation

During the fiscal year ended June 30, 2007, the Company's non-employee directors received an annual retainer of $15,000 and a payment of $1,000 for attending each meeting of the Board or a committee of the Board. Committee chairmen receive an additional $1,000 per Committee meeting attended. Board members are paid quarterly and may elect to receive their compensation in the form of non-qualified stock options with a face value equal to three (3) times the amount of cash compensation earned.

Equity Compensation

Each non-employee Director receives an automatic option grant to purchase 10,000 shares on the day they become a member of the Board with an exercise price of one hundred (100%) of the fair market value on the date of grant ("Initial Option"). Each non-employee Director of the Company receives an annual automatic grant on the day of the Company's Annual Meeting of a non-qualified stock option to purchase 7,500 shares with an exercise price of one hundred (100%)

of the fair market value on the date of grant ("Annual Replenishment Option"), providing that the Director has served as a Director for at least the six (6) months prior to the Annual Meeting.

All Director option grants are nonstatutory stock options subject to the terms and conditions of the 2004 Plan. Each Initial Option vests at the rate of 1/50th per month over sixty (60) months from the date of grant of the Initial Option, and each Annual Replenishment Option vests at the rate of 1/12th per month over twelve (12) months from the date of grant of the Annual Replenishment Option. Furthermore, Initial Options and Annual Replenishment Options vest only during the optionholder's service as a Board member; provided however, that the Compensation Committee has the power to accelerate the time during which an option granted to a Director may vest.

Initial Options and Annual Replenishment Options terminate upon the earlier of (i) ten (10) years after the date of grant or (ii) thirty-six (36) months after the date of termination of the optionholder's service as a Board member.

During the fiscal year ended June 30, 2007, Annual Replenishment Options to acquire 7,500 shares of common stock at an exercise price of $5.53 per share were granted to Mr. Gilburne, Dr. Levy and Mr. Rohn. In connection with their appointments as Directors on August 8, 2006, Mr. Knighton and Dr. White received Initial Options to acquire 10,000 shares of common stock at an exercise price of $4.13 per share.

The following table sets forth the compensation earned or awarded to the Company's non-employee directors during the fiscal year ended June 30, 2007.

Name	Fees Earned or Paid in Cash ($) (1)	Option Awards ($) (2)	Total ($)
Miles R. Gilburne	$ 26,000	$ 84,351	$ 84,351
Loretta M. Itri, M.D. (3)	10,500	31,413	38,913
James L. Knighton	28,000	43,463	43,463
Richard M. Levy, Ph.D.	25,000	60,302	70,302
William R. Rohn	24,000	80,808	80,808
Craig C. Taylor (3)	13,500	18,912	32,412
Christine A. White, M.D.	26,000	22,436	35,436

(1) See the section entitled "Director Compensation – Cash Compensation", above, for a description of the cash compensation program for the Company's non-employee directors during the fiscal year ended June 30, 2007. Amounts earned in one year and paid in the following year are, for purposes on this table only, accounted for in the year earned. Includes fees with respect to which directors elected to receive option shares in lieu of such fees. The following directors received option shares in the amounts set forth below in lieu of the fees set forth below (includes fees forgone earned in the fourth quarter of fiscal 2007 where the related options were granted the first day of fiscal 2008):

Name	Fees Forgone	Option Shares Received in Lieu Of Cash
Miles R. Gilburne	$ 26,000	22,451
Loretta M. Itri, M.D.	3,000	1,845
James L. Knighton	28,000	24,724
Richard M. Levy, Ph.D.	15,000	13,114
William R. Rohn	24,000	21,226
Craig C. Taylor	-	-
Christine A. White, M.D.	13,000	11,750

(2) Amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended June 30, 2007, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, *Share-Based Payment*, and include amounts attributable to awards granted in and prior to fiscal 2007. Assumptions used in the calculation of these amounts are disclosed in Note 1 to the Company's Financial Statements for the fiscal year ended June 30, 2007 included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 13, 2007. However, as required, amounts exclude the impact of estimated forfeitures related to service-based vesting conditions. See the section entitled "Director Compensation – Equity Compensation", above, for a description of the Company's cash compensation policy for non-employee directors and the specific terms of the stock options granted to the Company's non-employee directors during the fiscal year ended June 30, 2007. The grant date fair value of option awards granted in fiscal year 2007 is as follows:

	Grant Date	Grant Date Fair Value
Miles R. Gilburne	07/03/06	$ 15,054
	10/02/06	10,184
	12/08/06	24,514
	01/03/07	13,721
	04/02/07	12,724
		76,197

Loretta M. Itri, M.D.	07/03/06	5,827
	10/02/06	3,542
	01/03/07	1,769
		11,138
James L. Knighton	08/08/06	27,707
	10/02/06	10,184
	01/03/07	13,721
	04/02/07	14,608
		66,220
Richard M. Levy, Ph.D.	07/03/06	7,285
	10/02/06	6,642
	12/08/06	24,515
	01/03/07	6,639
	04/02/07	7,068
		72,654
William R. Rohn	07/03/06	15,054
	10/02/06	8,413
	12/08/07	24,514
	01/03/07	11,949
	04/02/07	12,724
		72,654
Christine A. White, M.D.	08/08/06	27,707
	10/02/06	4,206
	01/03/07	5,976
	04/02/07	7,305
		45,194

The aggregate number of stock options outstanding as of June 30, 2007 is as follows: 97,231 shares for Mr. Gilburne, 49,442 shares for Dr. Itri, 27,054 shares for Mr. Knighton, 71,218 shares for Dr. Levy, 92,898 shares for Mr. Rohn, 50,000 shares for Mr. Taylor, and 17,915 shares for Dr. White. There were no options that were repriced or otherwise materially modified during fiscal year 2007. There were no option forfeitures.

(3) Dr. Itri and Mr. Taylor did not stand for re-election at the Company's 2006 Annual Meeting.

Securities Authorized For Issuance Under Equity Compensation Plans

The table below shows, as of June 30, 2007, information for all equity compensation plans previously approved by stockholders and for all compensation plans not previously approved by stockholders

Equity Compensation Plan Information as of June 30, 2007

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) (1)
Equity compensation plans approved by security holders (2)	5,589,114	$ 10.98	893,420
Equity compensation plans not approved by security holders		-	-
Total	5,589,114	$ 10.98	893,420

(1) Includes approximately 260,807 shares issuable under the Company's Employee Stock Purchase Plan.

(2) Includes our:
- 2004 Equity Incentive Award Plan
- 1995 Stock Option Plan
- 1995 Non-Employee Director Stock Option Plan
- Employee Stock Purchase Plan

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended June 30, 2007, the Compensation Committee of the Board was comprised of Dr. Levy, Mr. Rohn and Dr. White, none of whom is an employee or former employee of the Company.

No current executive officer of the Company served on the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board or Compensation Committee.

REPORT OF THE COMPENSATION COMMITTEE*

The Compensation Committee of the Board has submitted the following report for inclusion in this proxy statement:

The Compensation Committee has reviewed and discussed the "Compensation Discussion and Analysis" contained in this proxy statement with management. Based on the Compensation Committee's review of and the discussions with management with respect to the "Compensation Discussion and Analysis," the Compensation Committee recommended to the Board that the "Compensation Discussion and Analysis" be included in this proxy statement and have requested that this Compensation Committee Report be furnished to the SEC.

From the fiscal 2007 members of the Compensation Committee of the Board:

Richard M. Levy, Ph.D. (Chair)
William R. Rohn
Christine A. White, M.D.

---

* The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

BOARD AUDIT COMMITTEE REPORT *

The Audit Committee of the Board is comprised of three (3) independent directors (as defined in Rule 4200(a)(15) of the Nasdaq Marketplace Rules listing standards) and operates under a written charter adopted by the Board of Directors.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal control. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements in the Annual Report on Form 10-K for the year ended June 30, 2007 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent registered public accounting firm, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States of America, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards, including Statement of Accounting Standard 61. In addition, the Audit Committee has discussed with the independent registered public accounting firm the firm's independence from management and the Company, including the matters in the written disclosures required by Independence Standards Board Standard No. 1.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting. The Audit Committee held four (4) meetings during the fiscal year ended June 30, 2007.

In reliance on the reviews and discussion referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the year ended June 30, 2007 for filing with the SEC. The Audit Committee has also recommended, subject to stockholder ratification, the retention of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm.

James L. Knighton (chairman)
Miles R. Gilburne
Christine A. White, M.D.

---

* The material in these reports is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Indemnity Agreements

The Company's restated certificate of incorporation and bylaws provide for indemnification of directors, officers and other agents of the Company. Each of the current directors and officers of the Company have entered into separate indemnification agreements with the Company.

ANNUAL REPORT

A copy of the Company's Annual Report for the year ended June 30, 2007 has been included with this Proxy Statement to all stockholders entitled to notice of and to vote at the Annual Meeting. The Annual Report is not incorporated into this Proxy Statement and is not considered proxy-soliciting material.

FORM 10-K

The Company filed an Annual Report on Form 10-K for the year ended June 30, 2007 with the Securities and Exchange Commission. A copy of the Form 10-K has been included with this Proxy Statement to all stockholders entitled to notice of and to vote at the Annual Meeting. The Form 10-K is not incorporated into this Proxy Statement and is not considered proxy-soliciting material. **Stockholders may obtain additional copies of the Form 10-K, without charge, by writing to Leiv Lea, Pharmacyclics, Inc., 995 East Arques Avenue, Sunnyvale, California 94085.**

OTHER MATTERS

The Company knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares they represent as the Board may recommend. Discretionary authority with respect to such other matters is granted by the execution of the enclosed Proxy.

THE BOARD OF DIRECTORS

Dated: November 2, 2007

EXHIBIT A

CHARTER FOR THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
OF
PHARMACYCLICS, INC.
(August 14, 2007)

PURPOSE:

The purpose of the Audit Committee of the Board of Directors (the "Committee") of Pharmacyclics, Inc. (the "Company") shall be to:

- Oversee the accounting and financial reporting processes of the Company and audits of the financial statements of the Company;
- Assist the Board of Directors in the oversight of management's monitoring of (i) the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the outside auditor's qualifications and performance, and (iv) the Company's internal accounting and financial controls;
- Ensure the independence of the Company's outside auditors;
- Prepare the report that the rules and regulations of the Securities and Exchange Commission (the "SEC") require to be included in the Company's annual proxy statement;
- Provide the Board of Directors with the results of its oversight and monitoring and its recommendations derived therefrom; and
- Provide to the Board such additional information and materials as it may deem helpful or necessary to make the Board aware of significant financial matters that require the attention of the Board.

In addition, the Audit Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board of Directors or the rules and regulations of the SEC or any national securities exchange upon which the Company's shares of capital stock are listed, may from time to time prescribe or require.

MEMBERSHIP:

The Audit Committee members will be appointed by, and will serve at the discretion of, the Board of Directors. The Audit Committee will consist of at least three members of the Board of Directors. Members of the Audit Committee must meet the following criteria (as well as any additional criteria required by the SEC or any national securities exchange upon which the Company's shares of capital stock are listed):

- Each member will be an independent director, as defined in (i) Nasdaq Rule 4200 and (ii) the rules and regulations of the SEC;
- No member shall have participated in the preparation of the financial statements of the Company or any of its subsidiaries at any time during the three years prior to such member's membership on the Committee;

- Each member will be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement, in accordance with the Nasdaq National Market Audit Committee requirements; and

- At least one member of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

RESPONSIBILITIES AND AUTHORITY:

The responsibilities and authority of the Audit Committee shall include:

- Reviewing on a continuing basis the adequacy of the Company's system of internal controls, including meeting periodically with the Company's management to review the adequacy of such controls and to review before release the disclosure regarding such system of internal controls required under SEC rules to be contained in the Company's periodic filings and the attestations or reports by the independent auditors relating to such disclosure;

- Discuss with external auditors any significant matters regarding internal controls over financial reporting that have come to their attention during the conduct of their audit.

- Appointing, compensating and overseeing the work of the independent auditors (including resolving disagreements between management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

- Pre-approving audit and non-audit services provided to the Company by the independent auditors (or subsequently approving non-audit services in those circumstances where a subsequent approval is necessary and permissible); in this regard, the Audit Committee shall have the sole authority to approve the hiring and firing of the independent auditors, all audit engagement fees and terms and all non-audit engagements, as may be permissible, with the independent auditors;

- Setting clear hiring policies with respect to employees or former employees of the independent auditors;

- Reviewing and providing guidance with respect to the external audit and the Company's relationship with its independent auditors by (i) reviewing the independent auditors' proposed audit scope, approach and independence; (ii) obtaining on a periodic basis a statement from the independent auditors regarding relationships and services with the Company which may impact independence and presenting this statement to the Board of Directors, and to the extent there are relationships, monitoring and investigating them; (iii) reviewing the independent auditors' peer review conducted every three years; (iv) discussing with the Company's independent auditors the financial statements and audit findings, including any significant adjustments, management judgments and accounting estimates, significant new accounting policies and disagreements with management and any other matters described in SAS No. 61, as may be modified or supplemented; and (v) reviewing reports submitted to the audit committee by the independent auditors in accordance with the applicable SEC rules and regulations;

- Reviewing and discussing with management and the independent auditors the annual audited financial statements and quarterly unaudited financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," prior to filing the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, respectively, with the SEC;

- Directing the Company's independent auditors to review before filing with the SEC the Company's interim financial statements included in Quarterly Reports on Form 10-Q, using professional standards and procedures for conducting such reviews;

- Conducting a post-audit review of the financial statements and audit findings, including any significant suggestions for improvements provided to management by the independent auditors;

- Discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, prior to public disclosure;

- Overseeing compliance with the requirements of the SEC for disclosure of auditor's services and audit committee members, member qualifications and activities;

- Reviewing, approving and monitoring the Company's code of ethics for its senior financial officers;

- Reviewing management's monitoring of compliance with the Company's standards of business conduct and with the Foreign Corrupt Practices Act;

- Reviewing, in conjunction with counsel, any legal matters that could have a significant impact on the Company's financial statements;

- Providing oversight and review at least annually of the Company's risk management policies, including its investment policies and approving any deviations therefrom;

- Reviewing the Company's compliance with employee benefit plans;

- If necessary, instituting special investigations with full access to all books, records, facilities and personnel of the Company;

- As appropriate, engaging and obtaining advice and assistance from outside legal, accounting or other advisors;

- Reviewing and approving in advance any proposed related party transactions;

- Reporting regularly to the Board;

- Reviewing its own charter, structure, processes and membership requirements;

- Assessing the committee's performance annually;

- Providing a report in the Company's proxy statement in accordance with the rules and regulations of the SEC; and

- Establishing procedures for receiving, retaining and addressing complaints received by the Company regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of the Company of any concerns regarding alleged questionable accounting or auditing matters.

MEETINGS:

The Audit Committee will meet at least four times each year to discuss and carry-out the responsibilities set forth herein. The Audit Committee may establish its own schedule, which it will provide to the Board of Directors in advance.

The Audit Committee will meet separately with the Chief Executive Officer and separately with the Chief Financial Officer of the Company as it deems appropriate to review the financial affairs of the Company.

The Audit Committee will meet separately with the independent auditors of the Company, at such times as it deems appropriate, but not less than annually.

MINUTES:

The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board of Directors.

REPORTS:

In addition to preparing the report in the Company's proxy statement in accordance with the rules and regulations of the SEC, the Audit Committee will summarize its examinations and recommendations to the Board of Directors as may be appropriate, consistent with the Committee's charter.

COMPENSATION:

Members of the Audit Committee shall receive such fees, if any, for their service as Audit Committee members as may be determined by the Board of Directors in its sole discretion. Such fees may include retainers or per meeting fees. Fees may be paid in such form of consideration as is determined by the Board of Directors.

Members of the Audit Committee may not receive any compensation from the Company except the fees that they receive for service as a member of the Board of Directors or any committee thereof.

DELEGATION OF AUTHORITY:

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to pre-approve audit and permissible non-audit services, provided such pre-approval decision is presented to the full Audit Committee at its scheduled meetings.

RESOURCES:

The Audit Committee shall have the authority to retain independent legal, accounting and other consultants to advise the Audit Committee. The Audit Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditors to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

The Audit Committee shall determine the extent of funding necessary for payment of compensation to the independent auditors for purpose of rendering or issuing the annual report and to any independent legal, accounting and other consultants retained to advise the Audit Committee.


Pharmacyclics®

Putting new therapies into action

Annual Report 2007

President's Letter

Dear Stockholders:

Pharmacyclics has leveraged our small-molecule chemistry expertise to develop a diverse and broad pipeline of drug candidates for cancer and immune-mediated diseases. These drugs address large global markets and have the potential to improve the treatment of life-threatening or serious diseases that are insufficiently managed by current therapies.

We now have investigational products across all stages of development that are rapidly moving forward in clinical and pre-clinical testing, which we anticipate will lead to the achievement of substantial near-term milestones.

Late-Stage Product Candidate for Multiple Cancer Indications

We filed a New Drug Application (NDA) with the U.S. Food and Drug Administration (FDA) for our most advanced product candidate, Xcytrin® (motexafin gadolinium) Injection, for the treatment of brain metastases from non-small cell lung cancer (NSCLC) in April 2007. We anticipate FDA action by the PDUFA (Prescription Drug User Fee Act) date of December 31, 2007.

The clinical data from our brain metastases and other trials indicate that Xcytrin is active and is associated with an acceptable safety profile and, therefore, has the potential to become a novel and valuable oncology product.

Brain metastases from lung cancer is a devastating disease caused by spread of cancer cells from the primary cancer site to the brain where uncontrolled tumor growth results in horrible neurologic problems such as paralysis, impairment of speech, loss of vision and balance, and decline in cognitive ability. There are no drugs approved to treat this increasingly common condition, which affects up to 90,000 patients per year in the U.S.

Our NDA, which was filed over protest, is based on the results of two Phase 3 randomized trials. The trials indicate Xcytrin, in combination with whole brain radiation therapy (WBRT), improves neurologic outcomes in NSCLC brain metastases patients compared to treatment with WBRT alone.

Xcytrin is undergoing evaluation in several other Phase 2 trials for second line, systemic treatment of lung cancer including its use as a single agent, in combination with Taxotere® (docetaxel) or in combination with Alimta® (pemetrexed). Encouraging interim results from these trials reported this year at various medical conferences show that Xcytrin is active as a single agent and has an acceptable safety profile in these patients.

Novel Inhibitors to Treat Cancer and Immune Disorders

We have several patented, orally-delivered small molecule inhibitors targeting cancer and immune diseases.

HDAC Inhibitors for Cancer

The most advanced of these is our histone deacetylase (HDAC) inhibitor, PCI-24781, which is now in a multicenter Phase 1/2 clinical trial in patients with advanced cancer. We will soon initiate enrollment in a similar study in patients with hematologic malignancies. Both of these studies are based on the results of our recently completed Phase 1 trial that demonstrated sustained pharmacokinetics following oral administration of the drug.

HDAC inhibitors are increasingly in the clinical spotlight because of their potentially important roles as therapies for cancer and immune-mediated diseases. Our research group has discovered and published on a distinct group of biomarkers that may guide therapy and potentially predict tumor sensitivity to treatment with HDAC inhibitors. We will utilize these proprietary biomarkers in our clinical trials to monitor therapy and optimize clinical design. We believe that our compound's favorable pharmacokinetics, in conjunction with the use of biomarkers in our clinical development program, will provide us with competitive advantages in this new and exciting area of drug development.

Factor VIIa Inhibitor for Cancer

Most cancers are able to grow, invade tissue and spread to other sites in the body through the function of a cell surface protein complex involving the blood protein known as Factor VIIa. Laboratory studies have demonstrated that our Factor VIIa inhibitor, PCI-24783, blocks tumor growth in animals by binding to and inhibiting the function of this protein. This novel cancer target is expressed in a wide range of cancers including lung, breast and gastrointestinal cancers. PCI-24783 is now in investigational new drug (IND)-enabling studies and we plan to begin human clinical trials in early-calendar year 2008.

BTK Inhibitors for Lymphomas and Immune-Mediated Diseases

Great progress has been made in our program evaluating small molecule inhibitors of Bruton's tyrosine kinase, or BTK, an enzyme involved in immune cell activation and function. We have identified a series of proprietary compounds that block this critical signaling pathway in B-cells, the cells responsible for most lymphomas and many autoimmune diseases. These compounds, which are delivered orally, are currently in preclinical testing and have been shown to be active in animal models of rheumatoid arthritis and lymphoma. Our lead compound from this program, PCI-32765, is now undergoing IND-enabling studies in preparation for clinical trials that are anticipated to begin in mid-calendar year 2008.

Advancing the Pipeline

Our rich pipeline is progressing forward due to the extraordinary efforts and talent of our dedicated employees with the help of many outstanding academic collaborators. We believe we are making substantial progress in commercially and medically important areas. Because we own the worldwide rights to all our drugs for all indications, we anticipate various corporate alliances to expedite commercialization and reduce risk.

We look forward to a productive year, which will bring further advancement of our broad pipeline and move us closer to bringing vital new therapies to patients.



Richard A. Miller, M.D.
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

For Annual and Transition Reports Pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended June 30, 2007

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________.

Commission File Number: 000-26658

Pharmacyclics, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	**94-3148201**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
995 E. Arques Avenue, Sunnyvale, CA	**94085-4521**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: **(408) 774-0330**

Securities registered pursuant to Section 12(b) of the Act:
Common Stock, $.0001 Par Value

Securities registered pursuant to Section 12(g) of the Act: None
(Title of Class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of Form 10-K or any amendments to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. Check one: Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting stock held by non-affiliates of the Registrant was $94,669,955 based on the closing sale price of the Registrant's common stock on The NASDAQ Stock Market LLC on the last business day of the Registrant's most recently completed second fiscal quarter. Shares of the Registrant's common stock beneficially owned by each executive officer and director of the Registrant and by each person known by the Registrant to beneficially own 10% or more of its outstanding common stock have been excluded, in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. The number of outstanding shares of the

Registrant's common stock as of August 31, 2007 was 25,968,189.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following document are incorporated by reference into Part III of this Form 10-K: the Definitive Proxy Statement for the Registrant's 2007 Annual Meeting of Stockholders which will be filed with the Securities and Exchange Commission within 120 days after the end of the Registrant's fiscal year.

ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED JUNE 30, 2007

TABLE OF CONTENTS

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Part I

Important Factors Regarding Forward-Looking Statements

This report contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "should" or "will" or the negative of such terms or other comparable terminology. In particular, forward-looking statements include:

- *information concerning possible or assumed future results of operations, trends in financial results and business plans;*
- *statements about our product development schedule;*
- *statements about our expectations for and timing of regulatory approvals for any of our product candidates;*
- *statements about the level of our expected costs and operating expenses;*
- *statements about our future capital requirements and the sufficiency of our cash, cash equivalents, marketable securities and other financing proceeds to meet these requirements;*
- *statements about the potential results of ongoing or future clinical trials;*
- *other statements about our plans, objectives, expectations and intentions; and*
- *other statements that are not historical fact.*

From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public. Forward-looking statements are only predictions that provide our current expectations or forecasts of future events. Any or all of our forward-looking statements in this report and in any other public statements are subject to unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance or achievements. You should not place undue reliance on these forward-looking statements.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Also note that we provide a cautionary discussion of risks, uncertainties, assumptions and other factors relevant to our business under the caption Risk Factors and elsewhere in this report. These are risks that we think could cause our actual results to differ materially from expected or historical results.

Item 1. *Business*

Overview

We are a pharmaceutical company developing patented new drugs to treat cancer and other diseases. Our pharmaceutical agents are synthetic small molecules designed to target key biochemical pathways in diseased cells. In oncology, Xcytrin® (motexafin gadolinium) Injection has completed Phase 3 trials and is now being evaluated in various Phase 2 trials for patients with non-small cell lung cancer (NSCLC). A New Drug

Application (NDA) was filed over protest for treatment of brain metastases from (NSCLC). Other product candidates under development in oncology are in either Phase 1 or pre-clinical studies.

Xcytrin (motexafin gadolinium) Injection, our most advanced product candidate, is an anti-cancer agent with a novel mechanism of action. Xcytrin is designed to accumulate selectively in cancer cells. Once inside cancer cells, Xcytrin induces apoptosis (programmed cell death) by inhibiting thioredoxin reductase and disrupting redox-dependent pathways. We believe Xcytrin has the potential to be used for treating many types of cancer either as a stand-alone agent or in combination with other treatments such as chemotherapy or radiation therapy.

We submitted an NDA to the Food and Drug Administration (FDA) in December 2006, for the use of Xcytrin in combination with radiation therapy for the treatment of patients with brain metastases from NSCLC. In February 2007, we received a refuse to file letter from the FDA citing failure to demonstrate statistically significant differences between treatment arms in the primary endpoint of the pivotal study to support approval. In the pivotal SMART trial, (Study of Neurologic Progression with Motexafin Gadolinium and Radiation Therapy), investigators found that patients given Xcytrin in addition to whole brain radiation therapy (WBRT) had a median time to neurologic progession of 15.4 months, compared to 10.0 months for patients who received only WBRT (p=0.12, hazard ratio=0.78), a trend in favor of Xcytrin. In April 2007, we requested that the FDA file our NDA over protest. File over protest is a procedure permitted by FDA regulations, which allows sponsors to have their NDA filed and reviewed when there is disagreement over the acceptability of the NDA. In April 2007, we announced that the FDA had filed our NDA. The Prescription Drug User Fee Act (PDUFA) date for completion of review by the FDA is December 31, 2007. The FDA has also designated Xcytrin as an orphan drug for the treatment of brain metastases arising from solid tumors.

We also are evaluating Xcytrin for the treatment of a diverse range of cancer types and in various clinical situations including Xcytrin as a single agent and in combination with chemotherapy and/or radiation therapy. One of Xcytrin's chemical features allows it to be visualized in the body using standard magnetic resonance imaging (MRI) procedures. Using MRI, we have established that Xcytrin localizes selectively in cancers. We own the worldwide rights to Xcytrin.

PCI-24781 is a histone deacetylase (HDAC) inhibitor which is now in a Phase 1 trial in patients with advanced relapsed solid tumors. PCI-24781 targets histone deacetylase (HDAC) enzymes and inhibits their function. HDAC enzymes are required for control of gene expression and inhibition of these enzymes leads to tumor cell cytotoxicity. We are also developing a first-in-class HDAC-8 selective inhibitor which is in preclinical development for the potential treatment of cancer and autoimmune diseases.

PCI-24783 is a small molecule inhibitor of Factor VIIa. This molecule selectively inhibits Factor VIIa when it is complexed with a protein called tissue factor (TF). In cancer, the Factor VIIa:TF complex is found in abundance in pancreatic, gastric, colon and other tumors, and triggers a host of physiologic processes that facilitate tumor angiogenesis, growth and invasion. Laboratory studies and animal models indicate that inhibitors of Factor VIIa may block tumor growth and metastasis. We are conducting the required preclinical safety studies to support the potential filing of an Investigational New Drug (IND), application with the FDA.

PCI-32765 is a small molecule tyrosine kinase inhibitor. When immune cells called B-lymphocytes are overactive, the immune system produces inflammatory cells and antibodies that begin to attack the body's own tissue, leading to autoimmune diseases such as rheumatoid arthritis. We are developing compounds that can inhibit an enzyme, known as BTK, which is required for early B-cells to mature into fully functioning cells. In published studies, these compounds have demonstrated a dose dependent ability to inhibit disease development in rheumatoid arthritis animal models. Recent studies have shown that these compounds may inhibit the proliferation of lymphoma cells, or malignancies involving B-cells, indicating their potential for treatment of certain lymphomas and leukemias. We are conducting the required preclinical safety studies to support the potential filing of an IND application with the FDA.

Our Business Strategy

The key elements of our business strategy include:

- *Creating diverse product opportunities in oncology.* We are leveraging our expertise in chemistry and oncology development to create multiple novel oncology drug candidates.

- *Focusing on proprietary drugs that address large markets for the treatment of cancer.* Although our versatile technology platform can be used to develop a wide range of pharmaceutical agents, we have focused most of our initial efforts in oncology where we have established strength in preclinical and clinical development.

- *Evaluating Xcytrin in many types of cancer including its use as a single agent, in combination with radiation therapy and in combination with chemotherapy.* We are leveraging both our oncology experience and Xcytrin's versatility by conducting clinical trials in a variety of cancer types and clinical situations.

Establishing strategic alliances. We own the worldwide rights to our multiple product candidates. We intend to establish strategic alliances for the development and commercialization of certain of our products.

Market Overview

Cancer

Cancer results from the uncontrolled multiplication of cells, which invade and interfere with the normal function of adjacent tissues and organs. Frequently, cancer cells become dislodged from their primary site and spread, or metastasize, to other places in the body. Approximately 1.3 million new cases of cancer are diagnosed annually in the United States. The appropriate cancer therapy for each patient depends on the cancer type and careful assessment of the size, location and existence of spread of the tumor using diagnostic imaging procedures. Therapy typically includes some combination of surgery, radiation therapy, chemotherapy or biologic therapy.

Most existing therapies of cancer tend to indiscriminately destroy both healthy and diseased cells and may cause serious side effects. As a result, substantial cancer research has been directed toward developing novel treatments that are more selective for the cancer and less toxic to normal tissues. These approaches seek to identify drugs, radiation therapy procedures or biological agents that are capable of targeted destruction of the tumor with fewer side effects than existing treatments. Ideal agents would be those that are easy to deliver to the patient and capable of being used in combination with other cancer therapies to enhance efficacy without increasing toxicity to normal tissues. In addition to therapies intended to potentially cure patients, much of cancer therapy is utilized for palliation; it is given for reducing the pain and suffering from cancer. The following is a description of the market for current therapies used in the treatment of cancer:

- *Surgery.* Surgical removal of tumors is attempted whenever the tumor appears to be localized in a single, accessible site. Although potentially curative for localized cancers, many patients have disease that is inaccessible to complete surgical removal or has spread from the primary site. Spread of cancer from the primary site, known as metastasis, usually requires some form of systemic therapy with agents that distribute to all parts of the body.

- *Radiation Therapy.* Approximately 4,000 physicians specializing in radiation oncology administer radiation therapy to more than 700,000 patients annually in the United States. Radiation therapy is a localized treatment that may cure patients with tumors that are limited in size and have not spread from the primary site. Radiation therapy is frequently used to ameliorate the symptoms or signs of disease. This approach is not curative and is done to palliate or lessen patient suffering caused by tumor growth at a particular anatomic site. Radiation is usually applied to the tumor site several times per week over a period of two to six weeks. Radiation therapy often has toxic effects on healthy tissue surrounding the tumor because the radiation cannot be adequately targeted. An estimated 50% of newly diagnosed cancer patients, including those with cancers of the lung, breast, prostate, or head and neck region, will receive radiation therapy as part of their initial treatment. In addition, more than 150,000 patients with persistent or recurrent cancer also will receive radiation therapy. A growing trend in radiation oncology is to deliver the radiation in combination with chemotherapy drugs or biologics in order to improve clinical outcomes.

- *Chemotherapy.* More than 350,000 patients each year in the United States receive chemotherapy for treatment of many types of cancer. The serious or life-threatening side effects of chemotherapy agents, many of which are due to lack of selectivity, limit the effectiveness of this treatment. Chemotherapy drugs tend to distribute themselves throughout the body in normal tissues as well as in the tumor. Because of their toxicity to normal tissues, chemotherapy drugs can be administered only in small dosages and accordingly, the therapeutic benefits may be limited. Cancer cells also can become resistant to chemotherapy drugs, stimulating great interest in the identification of new agents with unique mechanisms of action.

- *Targeted Therapy.* Recently, monoclonal antibodies and drugs targeting specific molecular defects in cancer cells have been approved for the treatment of some cancers. Although more selective and usually safer than radiation and chemotherapy, these treatments are, so far, limited to certain types of cancer.

Most patients with cancer are treated with a combination of drugs or approaches that are intended to eradicate as much of the cancer as possible. The selection of agents is based on their mechanism of action and safety profile. The goal of combination therapy is to increase tumor destruction without causing unacceptable toxicity. Substantial research efforts are directed to finding new agents with novel mechanisms of action that can be safely added to existing combination therapy regimens and improve clinical outcomes.

Status of Products Under Development

The table below summarizes our product candidates and their stage of development:

Product Candidate	Disease Indication	Development Status [1]
XCYTRIN		
Single Agent	Lung cancer	Phase 2 – enrollment complete
With Radiation	Brain metastases from lung cancer	Phase 3 – study complete[2]
	Primary brain tumor	Phase 2 – enrolling[3]
	Brain metastases with stereotactic radiosurgery	Phase 2 – complete
With Chemotherapy	Recurrent lung cancer (with Taxotere®)	Phase 2 – enrolling
	Recurrent lung cancer (with Alimta®)	Phase 2 – enrolling
PCI-24781 (HDAC Inhibitor)	Advanced solid tumors	Phase 1 - enrolling
Selective HDAC Inhibitor	Cancer therapy	Preclinical
PCI-24783 Factor VIIa Inhibitor	Cancer therapy	Preclinical
PCI-32765 B cell tyrosine kinase inhibitor	B cell malignancies and autoimmune disease	Preclinical

[1] "Phase 1" means initial human clinical trials designed to establish the safety, dose tolerance and sometimes distribution of a compound. "Phase 2" means human clinical trials designed to establish safety, optimal

dosage and preliminary activity of a compound. "Phase 3" means human clinical trials designed to lead to accumulation of data sufficient to support a new drug application, including substantial evidence of safety and efficacy.

(2) Pivotal Phase 3 trial has been completed with NDA filed in April 2007.

(3) Study conducted by the Radiation Therapy Oncology Group (RTOG).

Cancer Therapy with Xcytrin

Cancer cells have derangements of their metabolism, which distinguishes tumors from normal tissues. Many existing chemotherapy drugs are intended to exploit the metabolic abnormalities of cancer cells, which is the basis for the mode of action of many of these drugs. Xcytrin's selective uptake in tumor cells occurs within minutes of administration and persists for hours, effectively concentrating the drug's effect in the tumor. The targeting of tumors is based on Xcytrin's novel mechanism of action. We believe Xcytrin disrupts redox dependent biochemical pathways in cancer cells by inhibiting the function of certain key proteins. These oxidative stress response proteins are required for cancer cells to survive and grow. By inhibiting these proteins, Xcytrin is designed to weaken, and in some cases, kills the cancer cells. Tumor selectivity occurs because cancer cells have greater abundance of these proteins compared to normal cells. In laboratory studies, cancer cells incubated with Xcytrin undergo either growth arrest or apoptosis, a programmed sequence of events leading to cell death. The sensitivity of cancer cells to Xcytrin varies, depending on the type of cancer. Also in laboratory studies, Xcytrin enhances the activity of several commonly used chemotherapy agents and radiation. In published preclinical studies, animals receiving Xcytrin in combination with radiation therapy or chemotherapy had greater tumor response rates as compared to the control groups receiving equivalent doses of either radiation therapy or chemotherapy alone. Preclinical studies further suggest that Xcytrin increases the effect of radiation therapy at the tumor site, with no increased damage to surrounding healthy tissues. An additional feature of Xcytrin is that it is detectable by magnetic resonance imaging scanning (MRI), providing a method for monitoring its distribution in patients and for determining the precise size and location of tumors.

We are seeking U.S. Food and Drug Administration (FDA) approval of Xcytrin for treatment of patients receiving whole brain radiation therapy (WBRT) for non-small cell lung cancer (NSCLC) that has spread to the brain. Patients with this problem, known as brain metastases, develop devastating neurologic complications, including severe headache, seizures, paralysis, blindness and impaired ability to think. Radiation therapy for treatment of this problem is performed on approximately 90,000 patients per year in the United States and is intended to prevent, delay, or reduce these complications. We believe that Xcytrin could eventually be used for the treatment of many other types of cancer.

Clinical Status. We have completed a Phase 1 clinical trial of Xcytrin in 38 adult patients with advanced cancer who received radiation therapy. This trial was designed to determine the toxicity of a single dose of the drug. Reversible kidney toxicity was found at the highest doses of drug tested. Accumulation of Xcytrin in lung cancer, breast cancer and other tumors was confirmed using magnetic resonance imaging. The results of this study were published in the journal *Clinical Cancer Research* in 1999.

We also have completed an international multicenter Phase 1b/2 clinical trial in 61 patients to evaluate the safety and efficacy of Xcytrin in cancer patients receiving radiation therapy for treatment of tumors which had spread to the brain. Ten once-daily treatments of Xcytrin and whole brain radiation therapy were well tolerated. The maximally tolerated dose of Xcytrin was 6.3 mg/kg. Dose limiting toxicity was found to be reversible elevation of liver function tests. The most common side effects were transient skin discoloration. Other adverse events occurring in at least ten percent of patients included nausea, vomiting, rash, headache and weakness. Xcytrin's tumor selectivity was established by MRI. The radiologic tumor response rate was 72% in the Phase 2 portion of the study. These results were published in 2001 in the *Journal of Clinical Oncology*. Although there was no control group in the study, the results suggested that Xcytrin increased tumor control in the brain beyond that expected with radiation alone.

Based on the results of our Phase 1b/2 trial, we conducted an initial randomized, controlled Phase 3 trial with Xcytrin for the treatment of patients with brain metastases from solid tumors who were undergoing whole brain radiation therapy. The study was conducted at more than 50 leading cancer centers in the United States, Canada and Europe and enrolled 401 patients: 251 with lung cancer, 75 with breast cancer and 75 with other tumor types. The results of this study were published in July 2003 in the *Journal of Clinical Oncology* and in January 2004 in the *Journal of Clinical Oncology*.

This study was designed to compare the safety and efficacy of standard WBRT to standard WBRT plus Xcytrin. The study had co-primary efficacy endpoints of survival and time to neurologic progression. Time to neurologic progression is a clinical benefit endpoint of special importance in patients with brain metastases since the majority of patients with brain metastases experience neurologic decline despite the use of WBRT. Physicians administer WBRT to patients with brain metastases primarily to prolong the time before the neurologic progression occurs. An independent Events Review Committee (ERC), blinded to the treatment assignment, determined neurologic progression based on pre-specified criteria. The trial design also included evaluation of neurologic progression determined by standardized investigator assessments.

The trial did not meet its primary endpoints for the entire patient population, which included patients with 14 different types of cancer. However, there was a significant improvement in time to neurologic progression in the pre-specified stratum of 251 lung cancer patients receiving Xcytrin. Over 60% of the patients in the study had lung cancer, representing the largest sub-group of patients. Results from both the ERC and the investigators' assessments were in agreement that lung cancer patients receiving Xcytrin had a benefit in time to neurologic progression.

By investigator neurologic assessment, treatment with Xcytrin was associated with improved time to neurologic progression in the entire 401 patient population (P=0.018, unadjusted) with the benefit primarily confined to the lung cancer patients. These results were confirmed by the ERC, which also found a benefit in the lung cancer population (P=0.048, unadjusted).

The majority of patients with brain metastases have extensive disease outside the brain and frequently die from causes unrelated to tumor growth in the brain. There was no significant difference in survival in patients who received Xcytrin (median 5.2 months) or who did not receive Xcytrin (median 4.9 months). We believe this lack of survival difference is due to death from tumor progression outside the brain, which would not be expected to be controlled by WBRT. However, lung cancer patients treated with Xcytrin were found to have a reduction in death due to brain tumor progression as assessed by investigators.

In our trial, patients with lung cancer differed substantially from patients with breast and other cancers. Lung cancer patients more often presented with brain metastases concomitantly with their initial primary tumor diagnosis, had brain as the only known site of metastases, had smaller tumor volume and less prior therapy. There are several possible reasons for the observed benefit in time to neurologic progression seen in the lung cancer sub-group. We believe that less extensive extracranial disease, more rapid and reversible development of central nervous system signs and symptoms and less exposure to prior neurotoxic chemotherapies provided a greater opportunity to demonstrate a clinical benefit in this group of patients. Other studies also have shown that lung cancer patients with brain metastases behave differently than patients with brain metastases from other solid tumors and appear to benefit from additional brain directed therapies. Recently, overexpression of the enzyme thioredoxin reductase has been found in lung cancers and is associated with poor prognosis. As published in April 2006 in the *Journal of Biological Chemistry*, Xcytrin has been shown in the laboratory to inhibit thioredoxin reductase and this function may be responsible for Xcytrin's activity in lung cancer patients.

Neurocognitive function was one of the secondary endpoints of our study. Performance on neurocognitive tests is related to the patient's ability to recognize and remember objects or words, make decisions, be aware of their environment, speak words and reason. Consistent with the findings of the ERC and investigators regarding time to neurologic progression, neurocognitive testing revealed a benefit in prolonging time to neurocognitive progression in six tests of memory and executive function for lung cancer patients treated with Xcytrin. These results were published in January 2004 in the *Journal of Clinical Oncology*.

The administration of Xcytrin was well tolerated with 96% of the intended doses delivered during the trial. Serious drug related adverse events that were noted include hypertension (5.8%), asthenia (2.6%), hyponatremia (2.1%), leukopenia (2.1%), hyperglycemia (1.6%) and vomiting (1.6%).

Based on the clinical activity seen in our initial Phase 3 trial in a subset of patients with brain metastases from NSCLC, we conducted a pivotal Phase 3 clinical trial to confirm the potential clinical benefits observed in patients with brain metastases from NSCLC. In March 2005, we completed the enrollment of 554 patients with brain metastases from NSCLC in this international, randomized controlled trial known as the **SMART** (Study of Neurologic Progression with **M**otexafin Gadolinium **A**nd **R**adiation **T**herapy) trial. This study was designed to compare the safety and efficacy of WBRT alone to WBRT plus Xcytrin. The primary endpoint for the study was time to neurologic progression (TNP) as determined by a blinded events review committee. In December 2005, we announced the top line results of this trial. Although patients receiving Xcytrin had a longer time to neurologic progression, the study's primary endpoint, the difference compared to patients in the control arm did not reach statistical significance.

The results of the study were presented at the 2006 Annual Meeting of the American Society of Clinical Oncology (ASCO). In an intent-to-treat analysis, the median TNP was 15.4 months for patients receiving WBRT plus Xcytrin compared to 10.0 months for patients treated with WBRT alone (P=0.12, hazard ratio=0.78). Substantial differences in patient characteristics and outcomes were observed for the 348 patients enrolled in North America (63 percent of all patients enrolled in the study) compared to the other regions. In North America, the median TNP for WBRT plus Xcytrin treatment was 24.2 months compared to 8.8 months for WBRT alone (P=0.004, hazard ratio=0.53). By contrast, for regions outside of North America, there was no significant difference in TNP between treatment arms. Xcytrin was well tolerated in the study. The most common drug related grade 3 and 4 adverse events were hypertension (4%), elevated liver enzymes (3%) and fatigue (3%), all of which were reversible. We believe the reasons for the regional differences in treatment benefit may be related to the time interval between diagnosis of brain metastases and initiation of WBRT.

In North America, most patients (79%) received WBRT within three weeks of their diagnosis of brain metastases. In certain European centers, there was substantial delay in the initiation of WBRT either due to use of chemotherapy as the initial therapy for brain metastases, or clinical practice patterns resulting in delays in access to radiation therapy. Moreover, there was an imbalance in treatment delay favoring the control arm of the study. We believe that the clinical data indicate Xcytrin benefited patients that had prompt treatment with WBRT, regardless of region, and this benefit was progressively diminished by delay in initiation of radiation. The results of pooled data from both randomized trials were presented at ASCO in 2007. For 805 patients with brain metastases from NSCLC, which includes all patients with NSCLC enrolled in our randomized trials, Xcytrin plus WBRT prolonged time to neurologic progression compared to WBRT alone (P=0.016).

In meetings with FDA in early 2006, FDA noted that the applicable review Division has not approved drugs based on the results of non-pre-specified subgroup analyses when the trial has failed to meet its primary endpoint. FDA discouraged the submission of an NDA based on subset analyses from the SMART trial. However, in subsequent meetings with the FDA and further review of the data, the Agency indicated a willingness to review an NDA based on analyses which include all of the data. We submitted an NDA to the FDA in December 2006, for the use of Xcytrin in combination with radiation therapy for the treatment of patients with brain metastases from NSCLC. In February 2007, we received a refuse to file letter from the FDA citing failure to demonstrate statistically significant differences between treatment arms in the primary endpoint of the pivotal study to support approval. In April 2007, we requested that the FDA file our NDA over protest. File over protest is a procedure permitted by FDA regulations, which allows sponsors to have their NDA filed and reviewed when there is disagreement over the acceptability of the NDA. In April 2007, we announced that the FDA had filed our NDA. The Prescription Drug User Fee Act (PDUFA) date for completion of review by FDA is December 31, 2007. The FDA has also designated Xcytrin as an orphan drug for the treatment of brain metastases arising from solid tumors. There can be no assurance that FDA will agree with our interpretation of the data, that FDA will not require us to conduct additional clinical trials, or that FDA will approve our NDA in a timely fashion, or at all.

We continue to evaluate Xcytrin for the treatment of a diverse range of cancer types and in various clinical situations including Xcytrin as a single agent and in combination with chemotherapy and/or radiation therapy.

A Phase 2 clinical trial of Xcytrin plus stereotactic radiosurgery has been completed and the results were presented at the 2007 ASCO Meeting. The results indicated that Xcytrin may improve the efficacy of stereotactic radiosurgery by providing more accurate magnetic resonance imaging (MRI) treatment-planning and better defining the treatment field in patients with brain metastases from solid tumors. Xcytrin allowed physicians to identify occult brain metastases in 24% of patients that were missed with standard MRI contrast agents and were amenable to stereotactic radiosurgery.

The Phase 2 single-arm trial evaluated the safety, radiologic response and time to neurologic progression in 45 patients. Patients with brain metastases from cancers of the lung (34), breast (5) and other cancers (6) were enrolled at 14 academic medical centers and treated with Xcytrin plus WBRT followed by stereotactic radiosurgery boost therapy to tumor sites in the brain. The study was also designed to evaluate if the MRI scan obtained with Xcytrin improved detection of tumors compared to standard contrast enhanced MRI procedures. In 11 of 45 patients (24.4%) with MRI data available, lesions were detected with Xcytrin that were not seen with standard MRI. The Xcytrin-based treatment planning MRI detected one occult lesion in seven patients, two occult lesions in one patient, and three occult lesions in three patients. The median survival for patients in this study was nine months, and the median time to neurologic progression or radiologic progression was not reached at 18 months. Xcytrin was well tolerated in this study. One patient in the study suffered radionecrosis of the tumor. The most common treatment related serious adverse events were deep vein thrombosis (13%) and pneumonia (9%).

We have completed patient enrollment in an open-label Phase 2 clinical trial of Xcytrin as a second-line treatment for patients with recurrent, metastatic NSCLC who failed at least one platinum-based chemotherapy regimen. Preliminary results from this trial were reported at the 2007 ASCO meeting. Of 58 evaluable patients there was a confirmed response rate of 5.2%, or three partial responses. Twenty patients (34.5%) had stable disease. Median time to progression was seven weeks for all patients. Twenty (34.5%) patients received four or more cycles of Xcytrin, of whom seven did not respond to first line chemotherapy. Thirteen percent were free from progression at six months. Median survival was eight months, with 62% and 30% of patients alive at 6 and 12 months, respectively. Xcytrin was well-tolerated in this study. The most common grade 3 or 4 adverse events were hypophosphatemia (24%), dyspnea (12%), fatigue (10%), hypoxia (7%), and finger blisters (5%).

We are currently enrolling patients in two open-label, multi-center Phase 2 clinical trials supporting the potential use of Xcytrin, in combination with Alimta (pemetrexed) and in combination with Taxotere (docetaxel) as a second-line treatment for patients with NSCLC who failed at least one platinum-based chemotherapy regimen.

Other Cancer Drugs Under Development

Histone Deacetylase (HDAC) Inhibitors

PCI-24781 is a novel compound that inhibits all isoforms of HDAC enzymes. In the cell nucleus, DNA is present with proteins as part of a tightly compacted complex called chromatin. HDAC enzymes play a role in modifying the structure of chromatin, allowing DNA transcription – a process by which DNA controls cellular activity – to occur. HDAC inhibitors appear to alter the transcription process. HDAC inhibitors target tumors through multiple mechanisms, and laboratory studies have shown that they can prompt cells to stop growing or die. This may happen through the expression of tumor suppressor genes, the prevention of angiogenesis, and the targeting of various critical proteins.

PCI-24781 is now in a Phase 1 trial in patients with advanced solid tumors. The objective of the trial is to determine the drug's safety and tolerability, when given intravenously, and also to assess absorption and plasma levels of the drug following oral administration. Studies indicate that PCI-24781 achieves sustained plasma levels following oral administration. We believe PCI-24781 has desirable potency and pharmacokinetic properties, which may provide clinical advantages.

Laboratory studies also demonstrate that PCI-24781 inhibits homologous recombination, a cellular mechanism of DNA repair. These data suggest that PCI-24781 could be used successfully in combination with other cancer therapies that generate DNA damage repaired by homologous recombination, such as gamma-irradiation, cisplatin, and certain other chemotherapy drugs.

An HDAC-8 selective inhibitor is now in preclinical testing. We believe that this compound may exhibit more selectivity for certain types of cancer and may be useful for treatment of inflammatory and autoimmune diseases.

Factor VIIa Inhibitor

PCI-24783 is a small molecule inhibitor of Factor VIIa. This molecule selectively inhibits Factor VIIa when it is complexed with a protein called tissue factor (TF). In cancer, the Factor VIIa:TF complex is found in abundance in pancreatic, gastric, colon and other tumors, and triggers a host of physiologic processes that facilitate tumor angiogenesis, growth and invasion. Laboratory studies and animal models indicate that inhibitors of Factor VIIa may block tumor growth and metastasis.We are conducting the required preclinical safety studies to support the potential filing of an Investigational New Drug (IND), applilication with the FDA.

Btk Inhibitor

PCI-32765 is a small molecule tyrosine kinase inhibitor. When immune cells called B-lymphocytes are overactive, the immune system produces inflammatory cells and antibodies that begin to attack the body's own tissue, leading to autoimmune diseases such as rheumatoid arthritis. We are developing compounds that can inhibit an enzyme, known as BTK, which is required for early B-cells to mature into fully functioning cells. In published studies, these compounds have demonstrated a dose dependent ability to inhibit disease development in rheumatoid arthritis animal models. Recent studies have shown that these compounds may inhibit the proliferation of lymphoma cells, or malignancies involving B-cells, indicating their potential for treatment of certain lymphomas and leukemias. We are conducting the required preclinical safety studies to support the potential filing of an IND application with the FDA.

Collaboration and License Agreement, Acquired Products

The University of Texas License. In 1991, we entered into a license agreement with the University of Texas under which we received the exclusive worldwide rights to develop and commercialize porphyrins, expanded porphyrins and other porphyrin-like substances covered by their patents. In consideration for the license, we have paid a total of $300,000. We are obligated to pay royalties based on net sales of products that utilize the licensed technology. The term of the license agreement ends upon the last to expire of the patents covered by the license. We have royalty obligations under the license as long as valid and unexpired patents covering the licensed technology exist. Currently, the dates the last United States and European patents covered by the agreement expire are 2015 and 2014, respectively. Under this agreement, we must be attempting to commercialize one or more products covered by the licensed technology. In the event we fail to attempt to commercialize one or more products covered by the licensed technology, the University of Texas may convert the exclusive license into a non-exclusive license.

Celera Genomics. In April 2006, we acquired multiple small molecule drug candidates for the treatment of cancer and other diseases from Celera Genomics, an Applera Corporation business. Under the terms of the agreement, we acquired Celera technology and intellectual property relating to drugs that target histone deacetylase (HDAC) enzymes, selective HDAC enzymes, a Factor VIIa inhibitor targeting a tumor signaling pathway involved in angiogenesis, tumor growth and metastases, and B-cell associated tyrosine kinase inhibitors potentially useful for the treatment of lymphomas and autoimmune diseases. Total consideration paid was $6,647,000 which consisted of 1,000,000 shares of our common stock, $2,000,000 of cash and $147,000 of transaction costs. Future milestone payments under the agreement could total as much as $144 million, although we currently can not predict if or when any of the milestones will be achieved. In addition, Celera will also be entitled to royalty payments in the mid- to high single digits based on annual sales of any drugs commercialized from these programs.

Patents and Proprietary Technology

We believe our success depends in part upon our ability to protect and defend our proprietary technology and product candidates through patents and trade secret protection. We, therefore, aggressively pursue, prosecute, protect and defend patent applications, issued patents, trade secrets, and licensed patent and trade secret rights covering certain aspects of our technology. The evaluation of the patentability of United States and foreign patent applications can take years to complete and can involve considerable expense.

We have a number of patents and patent applications related to our compounds but we cannot be certain that issued patents will be enforceable or provide adequate protection or that pending patent applications will issue as patents. Even if patents are issued and maintained, these patents may not be of adequate scope to benefit us, or may be held invalid and unenforceable against third parties.

Our patents, patent applications, and licensed patent rights cover various compounds, pharmaceutical formulations and methods of use. Pharmacyclics owns or licenses rights to:

- 81 issued U.S. patents; and
- 43 other pending U.S. patent applications.

These issued U.S. patents expire between the years 2009 and 2022. In addition, Pharmacyclics owns or licenses approximately 92 foreign patents, including 74 patents issued in various European countries, more than 90 pending non-U.S. patent applications filed under the Patent Cooperation Treaty, with the European Patent Office, and nationally in Canada, Japan, Australia and other countries.

We may be unsuccessful in prosecuting our patent applications or patents may not issue from our patent applications. Even if patents are issued and maintained, these patents may not be of adequate scope to benefit us, or may be held invalid and unenforceable against third parties.

We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. We require all of our employees, consultants, advisors and the like to execute appropriate confidentiality and assignment-of-inventions agreements. These agreements typically provide that all materials and confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties, except in specific circumstances, and that all inventions arising out of the relationship with Pharmacyclics shall be our exclusive property.

Research and Development

The majority of our operating expenses to date have been related to research and development, or R&D. R&D expenses consist of independent R&D costs and costs associated with collaborative R&D. R&D expenses were $21,115,000 in fiscal 2007, $25,737,000 in fiscal 2006, and $24,964,000 in fiscal 2005. In fiscal 2006, we recorded $6,647,000 of purchased in-process research and expense associated with the acquisition of drug candidates from Celera.

Marketing and Sales

We currently have no marketing, sales, or distribution capabilities. We plan to enter into licensing arrangements that will include provisions for the marketing, sales and distribution of our products.

Manufacturing

We currently use third parties to manufacture various components of our products under development. We have entered into commercial supply agreements with three manufacturers who each manufacture a separate component related to the complete manufacturing of our motexafin gadolinium drug substance. We have also entered into a commercial supply agreement for the formulation, filling, packaging and labeling of commercial quantities of motexafin gadolinium drug product.

Competition

We face intense competition from pharmaceutical companies, universities, governmental entities and others in the development of therapeutic and diagnostic agents for the treatment of diseases which we target.

Although the FDA has not yet approved any agents for the treatment of brain metastases, we expect significant competition in this field, as we believe that one or more companies are developing and testing products which may compete directly with our Xcytrin product under development. These companies may succeed in developing technologies and products that are more effective than ours or would render our products or technologies obsolete. Stereotactic radiosurgery, or delivery of high doses of focused radiation, is being used to treat brain metastases. Although currently used in limited clinical situations, use of stereotactic radiosurgery is expected to increase. See "Risk Factors — We face rapid technological change and intense competition."

We also face intense competition in developing and commercializing drugs for the treatment of cancer with HDAC inhibitors, tyrosine kinase inhibitors and other anti-cancer agents.

Government Regulation and Product Approval

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our product candidates. Failure to comply with FDA requirements, both before and after product approval, may subject us to administrative or judicial sanctions, including but not limited to, FDA refusal to approve pending applications, warning letters, product recalls, product seizures, or total or partial suspension of production or distribution, fines, injunctions, or civil or criminal penalties.

The process required by the FDA before our products may be marketed in the U.S. generally involves the following:

- completion of preclinical laboratory and animal tests;
- submission of an Investigational New Drug (IND) application, which must become effective before clinical trials may begin;
- performance of adequate and well-controlled human clinical trials to establish the safety and efficacy for each intended use;
- submission to the FDA of a New Drug Application (NDA); and

- satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the product candidate is made to assess compliance with the FDA's current good manufacturing practice (cGMP) regulations.

The testing and approval process requires substantial time, effort, and financial resources; and we cannot be certain that any approval will be granted on a timely basis, if at all.

Preclinical tests include laboratory evaluation of the product, its chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of the product. We then submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of an IND, which must become effective before we may begin human clinical trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the trials as outlined in the IND, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. Our submission of an IND may not result in FDA authorization to commence clinical trials. Further, an independent Institutional Review Board at the medical center proposing to conduct the clinical trials must review and approve any clinical study.

Human clinical trials are typically conducted in three sequential phases which may overlap:

- ***Phase 1:*** The drug is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

- ***Phase 2:*** Involves studies in a limited patient population to identify possible adverse effects and safety risks, to evaluate preliminarily the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

- ***Phase 3:*** When Phase 2 evaluations demonstrate that a dosage range of the product may be effective and has an acceptable safety profile, Phase 3 trials are undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population at geographically dispersed clinical study sites.

In the case of products for severe or life-threatening diseases such as cancer, the initial human testing is often conducted in patients rather than in healthy volunteers. Since these patients already have the target disease, these studies may provide initial evidence of efficacy traditionally obtained in Phase 2 trials and thus these trials are frequently referred to as Phase 1/2 trials. We cannot be certain that we will successfully complete Phase 1, Phase 2 or Phase 3 testing of our product candidates within any specific time period, if at all. Furthermore, the FDA, the relevant Institutional Review Board or the sponsor may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

The results of product development, preclinical studies and clinical studies are submitted to the FDA as part of a New Drug Application, or NDA, for approval of the marketing and commercial shipment of the product. The FDA may not accept the NDA for review if the applicable regulatory criteria are not satisfied or may require additional clinical data. Even if such data are accepted for filing, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. In addition, before approving an NDA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the facility is in substantial compliance with cGMP regulations. Once issued, the FDA may withdraw product approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products which have been commercialized, and the agency has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

The FDA has designated Xcytrin as an orphan drug for the treatment of brain metastases arising from solid tumors. Under the FDA's orphan drug regulations, the FDA may designate a drug candidate as an orphan drug if it is intended for the treatment of a rare disease or condition affecting fewer than 200,000 people in the United States, or if the disease or condition occurs so infrequently that there is no reasonable expectation that the costs of the drug development and marketing will be recovered in future sales of the drug in the United States. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory approval process. If a product which has orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the sponsor is entitled to seven (7) years of marketing exclusivity after FDA approval during which time another sponsor may not obtain FDA approval to market the same drug for the same indication, unless the other sponsor demonstrates to the FDA that its product is clinically superior to the orphan drug. Orphan drugs are also typically eligible for tax credits for clinical research and are exempt from fees imposed when an application to approve the product for marketing is submitted.

Satisfaction of the above FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially, based upon the type, complexity and novelty of the pharmaceutical product. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant approval for any of our products under development on a timely basis, if at all. Success in preclinical or early stage clinical trials does not assure success in later stage clinical trials. Data obtained from preclinical and clinical activities is not always conclusive and may be susceptible to varying interpretations which could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, the approval may be significantly limited to specific indications. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain regulatory approvals would have a material adverse effect on our business. Marketing our products abroad will require similar regulatory approvals and is subject to similar risks. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

Any products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with Good Manufacturing Practice regulations, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. We cannot be certain that we or our present or future suppliers will be able to comply with the current Good Manufacturing Practice, or cGMP, regulations and other FDA regulatory requirements.

The FDA regulates drug labeling and promotion activities. The FDA has actively enforced regulations prohibiting the marketing of products for unapproved uses. The FDA will permit the promotion of a drug for an unapproved use in certain circumstances, but subject to very stringent requirements. We and our products are also subject to a variety of state laws and regulations in those states or localities where our products are or will be marketed. Any applicable state or local regulations may hinder our ability to market our products in those states or localities. We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

The FDA's policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our potential products. Moreover, increased attention to the containment of health care costs in the U.S. and in foreign markets could result in new government regulations which could have a material adverse effect on our business. We cannot predict the likelihood, nature or extent of adverse governmental regulation which might arise from future legislative or administrative action, either in the U.S. or abroad.

Third-Party Payor Coverage and Reimbursement

Sales of pharmaceutical products depend in significant part on the availability of coverage and reimbursement from government and other third-party payors, including the Medicare and Medicaid programs. Third-party payors are increasingly challenging the pricing of pharmaceutical products and may not consider our products cost-effective or may not provide coverage of and reimbursement for our products, in whole or in part. In the United States, there have been and we expect there will continue to be a number of legislative and regulatory proposals to change the healthcare system in ways that could significantly affect our business. For instance, on December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or MMA, which, among other things, established a new prescription drug benefit beginning January 1, 2006 and changed reimbursement for certain oncology drugs under existing benefits. It remains difficult to predict the full impact that the MMA will have on us and our industry. Furthermore, we cannot predict the impact on our business of any legislation or regulations that may be enacted or adopted in the future.

Employees

As of June 30, 2007, we had 88 employees. Seventy-two of our employees are engaged in research, development, preclinical and clinical testing, manufacturing, quality assurance and quality control and regulatory affairs and 16 in finance and administration. Twenty of our employees have an M.D. or Ph.D. degree. Our future performance depends in significant part upon the continued service of our key scientific, technical and senior management personnel, none of whom is bound by an employment agreement requiring service for any defined period of time. The loss of the services of one or more of our key employees could harm our business. None of our employees are represented by a labor union. We consider our relations with our employees to be good.

Available Information

We were incorporated in Delaware in 1991 and commenced operations in 1992.

We file electronically with the Securities and Exchange Commission, or SEC, our annual reports on Form 10-K, quarterly interim reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. We maintain a site on the worldwide web at www.pcyc.com; however, information found on our website is not incorporated by reference into this report. We make our SEC filings available free of charge on or through our website, including our annual report on Form 10-K, quarterly interim reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Further, a copy of this annual report on Form 10-K is located at the Securities and Exchange Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding our filings at www.sec.gov.

In 2004, we adopted a code of ethics that applies to our officers, directors and employees, including our principal executive officer, principal financial officer and principal accounting officer. We have posted the text of our code of ethics on our website at www.pcyc.com in connection with "Investor" materials. In addition, we intend to promptly disclose (1) the nature of any amendment to our code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions and (2) the nature of any waiver, including an implicit waiver, from a provision of our code of ethics that is granted to one of these specified officers, the name of such person who is granted the waiver and the date of the waiver on our website in the future.

Item 1A. *Risk Factors*

RISK FACTORS

You should carefully consider these risk factors as each of these risks could adversely affect our business, operating results and financial condition.

Risks Related to Pharmacyclics

All of our product candidates are in development, and we cannot be certain that any of our products under development will be commercialized.

To be profitable, we must successfully research, develop, obtain regulatory approval for, manufacture, introduce, market and distribute our products under development. The time frame necessary to achieve these goals for any individual product is long and uncertain. Before we can sell any of our products under development, we must demonstrate to the satisfaction of the FDA and regulatory authorities in foreign markets through the submission of preclinical (animal) studies and clinical (human) trials that each product is safe and effective for human use for each targeted disease. We have conducted and plan to continue to conduct extensive and costly clinical trials to assess the safety and effectiveness of our potential products. We cannot be certain that we will be permitted to begin or continue our planned clinical trials for our potential products, or if permitted, that our potential products will prove to be safe and produce their intended effects.

The completion rate of our clinical trials depends upon, among other factors, the rate of patient enrollment, the adequacy of patient follow-up and the completion of required clinical evaluations. Many factors affect patient enrollment, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, competing clinical trials and new drugs or procedures used for the conditions we are investigating. Other companies are conducting clinical trials and have announced plans for future trials that are seeking or are likely to seek patients with the same diseases that we are studying. We may fail to obtain adequate levels of patient enrollment in our clinical trials. Delays in planned patient enrollment may result in increased costs, delays or termination of clinical trials, which could have a material adverse effect on us. Many factors can affect the adequacy of patient follow-up and completion of required clinical evaluations, including failure of patients to return for scheduled visits or failure of clinical sites to complete necessary documentation. Delays in or failure to obtain required clinical follow-up and completion of clinical evaluations could also have a material adverse effect on the timing and outcome of our clinical trials and product approvals.

Additionally, clinical trials require substantial administration and monitoring. We may fail to effectively oversee and monitor the various trials we have underway at any particular time which would result in increased costs or delays of our clinical trials.

Data already obtained from preclinical studies and clinical trials of our products under development do not necessarily predict the results that will be obtained from later preclinical studies and clinical trials. Moreover, data from clinical trials we are conducting are susceptible to varying interpretations that could delay, limit or prevent regulatory approval. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The failure to adequately demonstrate the safety and effectiveness of a product under development could limit or prevent regulatory approval of the potential product and would materially harm our business. Our clinical trials may not demonstrate the sufficient levels of safety and efficacy necessary to obtain the requisite regulatory approval or may not result in marketable products. The outcome of the Phase 3 SMART trial did not reach statistical significance for the primary endpoint, which may limit or prevent the regulatory approval of Xcytrin as a treatment for brain metastases in patients with lung cancer and may result in material harm to our business. The outcomes of our other ongoing Phase 1 and Phase 2 trials with Xcytrin for additional cancer indications may not provide sufficient data supporting advancement of the development of Xcytrin for these additional cancer indications and also may result in material harm to our business.

To generate revenue, we will depend on FDA approval of our lead product candidate, Xcytrin for the potential treatment of non-small cell lung cancer patients with brain metastases. If we are unable to obtain FDA approval, our ability to generate revenue will be significantly delayed.

Our ability to generate revenue will depend on the successful development, regulatory approval and commercialization of Xcytrin. In December 2005, we announced the top line results of our pivotal Phase 3 clinical study of Xcytrin for the potential treatment of non-small cell lung cancer (NSCLC) patients with brain metastases. Although patients receiving Xcytrin had a longer time to neurologic progression (TNP), the study's primary endpoint, the difference compared to patients in the control arm did not reach statistical significance.

Based on our review of the data from the SMART trial, in December 2006 we submitted a New Drug Application (NDA) to the FDA for the potential treatment of NSCLC patients with brain metastases. In meetings with FDA in early 2006, FDA noted that the applicable review Division has not approved drugs based on the results of non-pre-specified subgroup analyses when the trial has failed to meet its primary endpoint. FDA discouraged the submission of an NDA based on subset analyses from the SMART trial. However, in subsequent meetings with FDA and further review of the data, the Agency indicated a willingness to review an NDA based on analyses which include all of the data.

In February 2007, we received a refuse to file letter from the FDA citing failure to demonstrate statistically significant differences between treatment arms in the company's trials. In April 2007, we requested that the FDA file our NDA over protest. File over protest is a procedure permitted by FDA regulations, which allows sponsors to have their NDA filed and reviewed when there is disagreement over the acceptability of the NDA. On April 23, 2007, we announced that the FDA had filed our NDA. The Prescription Drug User Fee Act (PDUFA) date for completion of review by FDA is December 31, 2007.

The FDA's Division of Drug Oncology Products often requests that an outside advisory panel review aspects of a sponsor's NDA. While we believe that our NDA qualifies for such a review, we cannot assure you that there will be an advisory panel meeting to review our NDA.

The FDA could also require that we conduct additional studies and submit that data before it will approve our application, which would require us to expend more resources than we planned or than are available to us, and could substantially delay any approval of our application. The FDA has indicated that it is not satisfied with data included in our NDA, and we may need to expend additional resources or conduct additional studies, including clinical trials, to obtain data that the FDA believes is sufficient to support approval. It is also possible that additional studies may not result in approval our application. Even though the FDA has accepted our NDA for filing over protest, there can be no assurance that it will be approved in a timely manner or at all.

We have a history of operating losses and we expect to continue to have losses in the future.

We have incurred significant operating losses since our inception in 1991 and, as of June 30, 2007, had an accumulated deficit of approximately $315.2 million. We expect to continue to incur substantial additional operating losses until such time, if ever, as the commercialization of our products generates sufficient revenues to cover our expenses. Our achieving profitability depends upon our ability, alone or with others, to successfully complete the development of our products, and to obtain required regulatory approvals and to successfully manufacture and market our proposed products. If our lead product, Xcytrin, fails to receive regulatory approval on a timely basis, or at all, our ability to become profitable would be materially impacted. To date, we have not generated revenue from the commercial sale of our products.

Failure to obtain product approvals or comply with ongoing governmental regulations could adversely affect our business.

The manufacture and marketing of our products and our research and development activities are subject to extensive regulation for safety, efficacy and quality by numerous government authorities in the United States and abroad. Before receiving FDA approval to market a product, we will have to demonstrate to the satisfaction of the FDA that the product is safe and effective for the patient population and for the diseases that will be treated. Clinical trials, and the manufacturing and marketing of products, are subject to the rigorous testing and approval process of the FDA and equivalent foreign regulatory authorities. The Federal Food, Drug and Cosmetic Act and other federal, state and foreign statutes and regulations govern and influence the testing, manufacture, labeling, advertising, distribution and promotion of drugs and medical devices. As a result, clinical trials and regulatory approval can take a number of years to accomplish and require the expenditure of substantial resources.

Data obtained from clinical trials are susceptible to varying interpretations that could delay, limit or prevent regulatory approvals. In the refusal to file letter we received from the FDA, the FDA indicated that data from our completed Phase 3 SMART trial was not sufficient to support regulatory approval of our NDA for the potential treatment of NSCLC patients with brain metastases. If the FDA requires us to conduct additional trials before approving our NDA, this would cause significant delays in approval and consume additional resources, and the data obtained from additional trials may not be sufficient to obtain regulatory approval.

In addition, we may encounter delays or rejections based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. We may encounter similar delays in foreign countries. We may be unable to obtain requisite approvals from the FDA and foreign regulatory authorities and even if obtained, such approvals may not be received on a timely basis, or they may not cover the clinical uses that we specify.

Furthermore, regulatory approval may entail ongoing requirements for post-marketing studies. The manufacture and marketing of drugs are subject to continuing FDA and foreign regulatory review and later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions, including withdrawal of the product from the market. Any of the following events, if they were to occur, could delay or preclude us from further developing, marketing or realizing full commercial use of our products, which in turn would have a material adverse effect on our business, financial condition and results of operations:

- failure to obtain and thereafter maintain requisite governmental approvals;
- failure to obtain approvals for specific indications of our products under development; or
- identification of serious and unanticipated adverse side effects in our products under development.

Any regulatory approval that we receive for a product candidate may be subject to limitations on the indicated uses for which the product may be marketed. In addition, if the FDA and/or foreign regulatory agencies approve any of our product candidates, the labeling, packaging, adverse event reporting, storage, advertising and promotion of the product will be subject to extensive regulatory requirements. We and the manufacturers of our product candidates must also comply with the applicable FDA Good Manufacturing Practice ("GMP") regulations, which include quality control and quality assurance requirements as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to ongoing periodic inspection by the FDA and corresponding state agencies, including unannounced inspections, and must be licensed before they can be used in commercial manufacturing of our products. We or our present or future suppliers may be unable to comply with the applicable GMP regulations and other FDA regulatory requirements. Failure of our suppliers to follow current GMP Practice or other regulatory requirements may lead to significant delays in the availability of products for commercial or clinical use and could subject us to fines, injunctions and civil penalties.

We will need substantial additional financing and we may have difficulty raising needed capital in the future.

We have expended and will continue to expend substantial funds to complete the research, development and clinical testing of our products. We also will be required to expend additional funds to establish commercial-scale manufacturing arrangements, and to provide for the approval, marketing and distribution of our products. Specifically, we will require additional funds to commercialize our products. We are unable to entirely fund these efforts with our current financial resources.

Additional funds may not be available on acceptable terms, if at all. If adequate funds are unavailable on a timely basis from operations or additional sources of financing, we may have to delay, reduce the scope of or eliminate one or more of our research or development programs which would materially and adversely affect our business, financial condition and operations.

We believe that our cash, cash equivalents and marketable securities will be adequate to satisfy our capital needs through at least the next twelve months. We may, however, choose to raise additional funds before then. Our actual capital requirements will depend on many factors, including:

- continued progress of our research and development programs;
- our ability to obtain approval of our NDA for the use of Xcytrin in combination with radiation therapy for the treatment of patients with brain metastases from NSCLC on a timely basis;
- our ability to establish collaborative arrangements and maintain existing ones;
- progress with preclinical studies and clinical trials;
- the time and costs involved in obtaining regulatory approval;
- the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;
- the amount and timing of capital equipment purchases;
- competing technological and market developments; and
- our ability to market and distribute our products and establish new licensing arrangements.

In August 2006, we entered into a common stock purchase agreement with Azimuth Opportunity Ltd., which provides that, upon the terms and subject to the conditions set forth in the purchase agreement, Azimuth is committed to purchase up to $20 million of our common stock, or 4,189,337 shares, whichever occurs first, at a discount of 5% to 7%, to be determined based on our market capitalization at the start of each sale period. The term of the purchase agreement is 18 months. Upon each sale of our common stock to Azimuth under the purchase agreement, we have also agreed to pay Reedland Capital Partners a placement fee equal to one percent of the aggregate dollar amount of common stock purchased by Azimuth. Even though we have entered into this purchase agreement with Azimuth, Azimuth would not be required to purchase our common stock if the price of our common stock falls below $3.00 per share. In addition, the number of shares we are permitted to sell to Azimuth is limited by applicable NASDAQ rules. Furthermore, we may decide not to sell any shares of our common stock pursuant to this agreement.

We may seek to raise any necessary additional funds through equity or debt financings, collaborative arrangements with corporate partners or other sources that may be dilutive to existing stockholders or subject us to restrictive covenants. In addition, in the event that additional funds are obtained through arrangements with collaborative partners or other sources, such arrangements may require us to relinquish rights to some of our technologies, product candidates or products under development that we would otherwise seek to develop or commercialize ourselves.

Acceptance of our products in the marketplace is uncertain, and failure to achieve market acceptance will harm our business.

Even if approved for marketing, our products may not achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including:

- the receipt of regulatory approvals for the indications that we are studying, and the acceptance by physicians and patients of the clinical benefits that our products may offer;
- the establishment and demonstration in the medical community of the safety, clinical efficacy and cost-effectiveness of our products and their potential advantages over existing therapeutic products;
- marketing and distribution support;
- the introduction, market penetration and pricing strategies of competing and future products; and
- coverage and reimbursement policies of governmental and other third-party payors such as insurance companies, health maintenance organizations and other plan administrators.

Physicians, patients, payors or the medical community in general may be unwilling to accept, purchase, utilize or recommend any of our products.

We may fail to adequately protect or enforce our intellectual property rights or secure rights to third-party patents.

Our success depends in part upon our ability to protect and defend our proprietary technology and product candidates through patents and trade secret protection. We, therefore, aggressively pursue, prosecute, protect and defend patent applications, issued patents, trade secrets, and licensed patent and trade secret rights covering certain aspects of our technology. The evaluation of the patentability of United States and foreign patent applications can take years to complete and can involve considerable expense.

We have a number of patents and patent applications related to our compounds but we cannot be certain that issued patents will be enforceable or provide adequate protection or that pending patent applications will issue as patents. Even if patents are issued and maintained, these patents may not be of adequate scope to benefit us, or may be held invalid and unenforceable against third parties.

We face risks and uncertainties related to our intellectual property rights. For example:

- we may be unable to obtain or maintain patent or other intellectual property protection for any products or processes that we may develop;
- third parties may obtain patents covering the manufacture, use or sale of these products, which may prevent us from commercializing any of our products under development globally or in certain regions; and
- any future patents that we may obtain may not prevent other companies from competing with us by designing their products or conducting their activities so as to avoid the coverage of our patents.

The actual protection afforded by a patent varies depending on the product candidate and country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patents under existing and future laws. Our ability to maintain or enhance our proprietary position for our product candidates will depend on our success in obtaining effective claims and enforcing those claims once granted. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar products. Due to the extensive amount of time required for the development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

We are aware of several U.S. patents owned or licensed by Schering AG that relate to pharmaceutical formulations and methods for enhancing magnetic resonance imaging. Even though we have obtained the opinion of outside patent counsel that our cancer treatment compounds do not infringe any valid, unexpired claims of such patents, Schering AG may still choose to assert one or more of those patents. If any of our products were legally determined to be infringing a valid and enforceable claim of any of Schering AG's patents, our business could be materially adversely affected. Further, any allegation by Schering AG that we infringed their patents would likely result in significant legal costs and require the diversion of substantial management resources. We are aware that Schering AG has asserted patent rights against at least one other company in the contrast agent imaging market and that a number of companies have entered into licensing arrangements with Schering AG with respect to one or more of such patents. We cannot be certain that we would be successful in defending a lawsuit or able to obtain a license on commercially reasonable terms from Schering AG, if required.

We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. Although we take steps to protect our proprietary rights and information, including the use of confidentiality and other agreements with our employees and consultants, and in our academic and commercial relationships, these steps may be inadequate, these agreements may be violated, or there may be no adequate remedy available for a violation. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Furthermore, our competitors may independently develop substantially equivalent proprietary information and techniques, reverse engineer our information and techniques, or otherwise gain access to our proprietary technology. We may be unable to meaningfully protect our rights in unpatented proprietary technology.

We rely heavily on third parties for product and clinical development of our products.

We currently depend heavily and will depend heavily in the future on third parties for support in product development and clinical development of our products. The termination of a significant number of our existing collaborative arrangements, or our inability to establish and maintain collaborative arrangements could have a material adverse effect on our ability to complete clinical development of our products.

We rely on contract clinical research organizations, or CROs, for various aspects of our clinical development activities including clinical trial monitoring, data collection and data management. As a result, we have had and continue to have less control over the conduct of clinical trials, the timing and completion of the trials, the required reporting of adverse events and the management of data developed through the trial than would be the case if we were relying entirely upon our own staff. Although we rely on CROs to conduct some of our clinical trials, we are responsible for confirming that each of our clinical trials is conducted in accordance with the investigational plan and protocol. Moreover, the FDA and foreign regulatory agencies require us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to assure that the data and results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements.

Outside parties may have staffing difficulties, may undergo changes in priorities or may become financially distressed, adversely affecting their willingness or ability to conduct our trials. We may experience unexpected cost increases that are beyond our control. Any failure of such CROs to successfully accomplish clinical trial monitoring, data collection and data management and the other services they provide for us in a timely manner and in compliance with regulatory requirements could have a material adverse effect on our ability to complete clinical development of our products and obtain regulatory approval. Problems with the timeliness or quality of the work of a CRO may lead us to seek to terminate the relationship and use an alternate service provider. However, making such changes may be costly and may delay our trials, and contractual restrictions may make such a change difficult or impossible. Additionally, it may be difficult to find a replacement organization that can conduct our trials in an acceptable manner and at an acceptable cost.

We lack the resources, capability and experience necessary to manufacture pharmaceuticals and thus rely heavily upon contract manufacturers.

We have no manufacturing facilities and we currently rely on third parties for manufacturing and storage activities related to all of our products in development. Our manufacturing strategy presents the following risks:

- delays in scale-up to quantities needed for multiple clinical trials, or failure to manufacture such quantities to our specifications, or deliver such quantities on the dates we require, could cause delay or suspension of clinical trials, regulatory submissions and commercialization of our products in development;

- there is no guarantee that the supply of clinical materials can be maintained during the clinical development of our product candidates;

- our current and future manufacturers are subject to ongoing periodic unannounced inspections by the FDA and corresponding regulatory agencies for compliance with strictly enforced current Good Manufacturing Practice and similar foreign standards. Failure to pass these inspections could have a material adverse effect on our ability to produce our products to support our operations;

- if we need to change to other commercial manufacturing contractors, there is no guarantee that we will be able to locate a suitable replacement contractor. The FDA and comparable foreign regulators must approve material manufactured by these contractors prior to our use. This would require new testing and compliance inspections. The new manufacturers would have to practice substantially equivalent processes for the production of our products;

- our current manufacturers might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements and may result in substantial delays in meeting market demand; and

- any disruption of the ability of our manufacturing contractors to supply necessary quantities of our products could have a material adverse effect on our ability to support our operations.

Any of these factors could delay clinical trials or commercialization of our products under development and entail higher costs.

We lack marketing, distribution and sales experience.

We have no experience marketing, selling or distributing products and currently lack the internal capability to do so. If any of our product candidates are approved by the FDA, we will need a sales force with technical expertise prior to the commercialization of any of our product candidates. We have no experience in developing, training or managing a sales force. We will incur substantial additional expenses in developing, training and managing such an organization. We may be unable to build such a sales force, the cost of establishing such a sales force may exceed any product revenues, or our direct marketing and sales efforts may be unsuccessful. In addition, we compete with many other companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against those of such other companies. We will need to enter into co-promotion or other licensing arrangements with larger pharmaceutical or biotechnology firms in order to increase the commercial success of our products. To the extent we enter into co-promotion or other licensing agreements, our product revenues are likely to be lower than if we directly marketed and sold our products, and some or all of the revenues we receive will depend upon the efforts of third parties, which may not be successful and may not be within our control. If we are unable to enter into co-promotion or other licensing agreements on acceptable terms or at all, we may not be able to successfully commercialize our existing and future product candidates. If we are not successful in commercializing our existing and future product candidates, either on our own or through collaborations with one or more third parties, our future product revenue will suffer and we may incur significant losses.

If we lose or are unable to hire and retain qualified personnel, then we may not be able to develop our products or processes and obtain the required regulatory approvals.

We are highly dependent on qualified scientific and management personnel. We will need to expand and effectively manage our managerial, operational, financial, development and other resources in order to successfully pursue our research, development and commercialization efforts for our existing and future product candidates. The support of our NDA requires highly specialized skills. Our success depends on our continued ability to attract, retain and motivate highly qualified management and pre-clinical and clinical personnel. We will need to hire additional personnel as we continue to expand our research and development activities, support our NDA filing, and build a sales and marketing team in the United States.

We face intense competition from other companies and research and academic institutions for qualified personnel. We may not be able to attract or retain qualified management and scientific personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses, particularly in the San Francisco, California area. If we lose an executive officer, a manager of one of our programs, or a significant number of any of our staff or are unable to hire and retain qualified personnel, then our ability to develop and commercialize our products and processes, raise additional capital or implement our business strategy may be adversely affected or prevented. In particular, if we lose any members of our senior management team, we may not be able to find suitable replacements in a timely fashion or at all and our business may be harmed as a result.

Our business is subject to risks associated with international operations and collaborations.

The laws of foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States. In countries where we do not have and/or have not applied for patents on our products, we will be unable to prevent others from developing or selling similar products. In addition, in jurisdictions outside the United States where we acquire patent rights, we may be unable to prevent unlicensed parties from selling or importing products or technologies derived elsewhere using our patented technology.

Until we or our licensees obtain the required regulatory approvals for pharmaceuticals in any specific foreign country, we or our licensees will be unable to sell these products in that country. International regulatory authorities have imposed numerous and varying regulatory requirements and the approval procedures can involve additional testing. Approval by one regulatory authority does not ensure approval by any other regulatory authority.

We may be subject to damages resulting from claims that our employees or we have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain potential drugs, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

We may need to implement additional finance and accounting systems, procedures and controls to satisfy new reporting requirements.

As a public reporting company, we are required to comply with the Sarbanes-Oxley Act of 2002, including Section 404, and the related rules and regulations of the Securities and Exchange Commission, including expanded disclosures and accelerated reporting requirements and more complex accounting rules. Compliance with Section 404 and other requirements will increase our costs and require additional management resources. We may need to continue to implement additional finance and accounting systems, procedures and controls to satisfy new reporting requirements. While we have been able to complete a favorable assessment as to the adequacy of our internal control over financial reporting for our fiscal year ending June 30, 2007, there is no assurance that future assessments of the adequacy of our internal control over financial reporting will be favorable. If we are unable to obtain future unqualified reports as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our internal controls over financial reporting, which could adversely affect our stock price.

Our corporate compliance program cannot guarantee that we are in compliance with all potentially applicable regulations.

The development, manufacturing, pricing, sales, coverage and reimbursement of our products, together with our general operations, are subject to extensive regulation by federal, state and other authorities within the United States and numerous entities outside of the United States. While we have developed and instituted a corporate compliance program based on what we believe are the current best practices, we cannot provide any assurance that governmental authorities will find that our business practices comply with current or future administrative or judicial interpretations of potentially applicable laws and regulations. If we fail to comply with any of these laws and regulations, we could be subject to a range of regulatory actions, including suspension or termination of clinical trials, the failure to approve a product candidate, restrictions on our products or manufacturing processes, withdrawal of products from the market, significant fines, or other sanctions or litigation.

Our facility in California is located near an earthquake fault, and an earthquake or other types of natural disasters or resource shortages could disrupt our operations and adversely affect results.

Important documents and records, such as hard copies of our laboratory books and records for our drug candidates and compounds, are located in our corporate headquarters at a single location in Sunnyvale, California, which is near active earthquake zones. We do not have a formal business continuity or disaster recovery plan, and could therefore experience a significant business interruption in the event of a natural disaster, such as an earthquake, drought or flood, or localized extended outages of critical utilities or transportation systems. In addition, California from time to time has experienced shortages of water, electric power and natural gas. Future shortages and conservation measures could disrupt our operations and cause expense, thus adversely affecting our business and financial results.

If we sell shares of our common stock under our equity line of credit arrangement or in other future financings, existing common stockholders will experience immediate dilution and, as a result, our stock price may go down.

We may from time to time issue additional shares of common stock at a discount from the current trading price of our common stock. As a result, our existing common stockholders will experience immediate dilution upon the purchase of any shares of our common stock sold at such discount. For example, in August 2006, we entered into a common stock purchase agreement with Azimuth Opportunity Ltd., which provides that, upon the terms and subject to the conditions set forth in the purchase agreement, Azimuth is committed to purchase up to $20 million of our common stock, or 4,189,337 shares, whichever occurs first, at a discount of 5% to 7%, to be determined based on our market capitalization at the start of each sale period. The term of the purchase agreement is 18 months. Upon each sale of our common stock to Azimuth under the purchase agreement, we have also agreed to pay Reedland Capital Partners a placement fee equal to one percent of the aggregate dollar amount of common stock purchased by Azimuth. Our existing common stockholders will experience immediate dilution upon the purchase of any shares of our common stock by Azimuth. To date, we have not sold any stock to Azimuth.

In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preferred stock or common stock. If we issue common stock or securities convertible into common stock, our common stockholders will experience dilution.

Anti-takeover provisions in our charter documents and Delaware law could prevent or delay a change in control.

Our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. In addition, provisions of the Delaware General Corporation Law also restrict certain business combinations with interested stockholders. These provisions are intended to encourage potential acquirers to negotiate with us and allow our board of directors the opportunity to consider alternative proposals in the interest of maximizing stockholder value. However, these prohibitions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price.

Risks Related to Our Industry

We face rapid technological change and intense competition.

The pharmaceutical industry is subject to rapid and substantial technological change. Therapies designed by other companies to treat the conditions that are the focus of our products are currently in clinical trials. Developments by others may render our products under development or technologies noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Technological competition in the industry from pharmaceutical and biotechnology companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities than we do, as well as substantially more marketing, sales, manufacturing, financial and managerial resources. These entities represent significant competition for us. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors' financial, marketing, manufacturing and other resources. In addition, we may experience competition from companies that have acquired or may acquire technology from universities and other research institutions. As these companies develop their technologies, they may develop proprietary positions that compete with our products.

We are engaged in the development of novel therapeutic technologies. As a result, our resources are limited and we may experience technical challenges inherent in such novel technologies.

Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. Some of these products may have an entirely different approach or means of accomplishing similar therapeutic effects than our products. Our competitors may develop products that are safer, more effective or less costly than our products and, therefore, present a serious competitive threat to our product offerings. Our competitors may price their products below ours, may receive better coverage and/or reimbursement or may have products that are more cost effective than ours.

The widespread acceptance of therapies that are alternatives to ours may limit market acceptance of our products even if commercialized. The diseases for which we are developing our therapeutic products can also be treated, in the case of cancer, by surgery, radiation, biologics and chemotherapy. These treatments are widely accepted in the medical community and have a long history of use. The established use of these competitive products may limit the potential for our products to receive widespread acceptance if commercialized.

The price of our common stock may be volatile.

The market prices for securities of biotechnology companies, including ours, have historically been highly volatile. Our stock, like that of many other companies, has from time to time experienced significant price and volume fluctuations sometimes unrelated to operating performance. For example, during the period beginning July 1, 2004 and ending August 31, 2007, the sales price for one share of our common stock reached a high of $12.86 per share and a low of $1.64 per share. The market price of our common stock may fluctuate significantly due to a variety of factors, including:

- timing and outcome of FDA review of our NDA submission for Xcytrin in combination with radiation therapy for the treatment of patients with brain metastases from NSCLC;
- the progress and results of our preclinical testing and clinical trials;
- quarterly fluctuations in our financial results;
- the development of technological innovations or new therapeutic products by us, our competitors or others;
- changes in governmental regulation;
- developments in patent or other proprietary rights by us, our competitors or others;
- developments and/or announcements by us, our competitors or others;
- litigation;
- public concern as to the safety of products developed by us, our competitors or others;
- departure of key personnel;
- ability to manufacture our products to commercial standards;
- changes in the structure of healthcare payment systems and the coverage and reimbursement policies of governmental and other third-party payors;
- our ability to successfully commercialize our products if they are approved;
- comments by securities analysts; and
- general market conditions in our industry.

In addition, if any of the risks described in this section entitled "Risk Factors" actually occur, there could be a dramatic and material adverse impact on the market price of our common stock.

If our products are not accepted by the market or if users of our products are unable to obtain adequate coverage of and reimbursement for our products from government and other third-party payors, our revenues and profitability will suffer.

Our ability to commercialize our products successfully will depend in significant part on the extent to which appropriate coverage of and reimbursement for our products and related treatments are obtained from governmental authorities, private health insurers and other organizations, such as HMOs. Third-party payors are increasingly challenging the prices charged for medical products and services. We cannot provide any assurances that third-party payors will consider our products cost-effective or provide coverage of and reimbursement for our products, in whole or in part.

Uncertainty exists as to the coverage and reimbursement status of newly approved medical products and services and newly approved indications for existing products. Third-party payors may conclude that our products are less safe, less clinically effective, or less cost-effective than existing products, and third-party payors may not approve our products for coverage and reimbursement. If we are unable to obtain adequate coverage of and reimbursement for our products from third-party payors, physicians may limit how much or under what circumstances they will prescribe or administer them. Such reduction or limitation in use of our products could cause our sales to suffer. Even if third-party payors make reimbursement available, payment levels may not be sufficient to make the sale of our products profitable.

Also, the trend towards managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of medical services and products, may result in inadequate coverage of and reimbursement for our products. Many third-party payors, including in particular HMOs, are pursuing various ways to reduce pharmaceutical costs, including, for instance, the use of formularies. The market for our products depends on access to such formularies, which are lists of medications for which third-party payors provide reimbursement. These formularies are increasingly restricted, and pharmaceutical companies face significant competition in their efforts to place their products on formularies of HMOs and other third-party payors. This increased competition has led to a downward pricing pressure in the industry. The cost containment measures that third-party payors are instituting could have a material adverse effect on our ability to operate profitably.

Current health care laws and regulations and future legislative or regulatory changes to the healthcare system may affect our ability to sell our products profitably

In the United States, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our future revenues and profitability, and the future revenues and profitability of our potential customers, suppliers and collaborative partners, and the availability of capital. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system and, in particular, that are intended to contain or reduce the costs of medical products and services. For example, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA, could significantly influence the manner in which pharmaceutical products are prescribed and purchased and will impact reimbursement for our products, which could result in a reduction in demand for our products. The MMA established a new reimbursement methodology for certain drugs furnished in hospital outpatient departments and physicians' offices which is based on the average sales price, or ASP, of the product. Application of the ASP reimbursement methodology has resulted in a decrease in the reimbursement levels for certain oncology drugs furnished in hospital outpatient departments and physicians' offices. As implemented in a recent rule establishing an MMA-mandated competitive bidding program, or CAP, physicians who administer drugs in their offices are offered an option to acquire injectable and infused drugs currently covered under the Medicare Part B benefit from vendors who are selected in a competitive bidding process. Winning vendors are selected based on criteria that include their bid price. These new reimbursement measures, effective beginning July 1, 2006, could negatively impact our ability to sell our products. The MMA also established a new Part D prescription drug benefit, which became effective January 1, 2006. Under the prescription drug benefit, Medicare beneficiaries are able to obtain prescription drug coverage from private sector providers. These private sector providers are permitted to limit the number of prescription drugs that are covered in each therapeutic category and class on their formularies. We cannot predict whether our products will be placed on the formularies of the private sector providers participating in the Part D program in the future, and if our products are not placed on such formularies, this could negatively impact our ability to sell our products. It remains difficult to predict the full impact that the prescription drug program, and the MMA generally, will have on us and our industry. The expanded access to prescription medications afforded by Medicare coverage of prescription drugs may increase the volume of pharmaceutical sales. However, this potential sales volume increase may be offset by increased downward pricing pressures resulting from the enhanced purchasing power of private sector providers who will negotiate drug pricing on behalf of Medicare beneficiaries under Part D.

There also have been and likely will continue to be legislative and regulatory proposals at the state and federal levels that could bring about significant changes to the Medicaid drug rebate program and other federal pharmaceutical pricing programs in which we plan to participate for our products. Given these and other recent federal and state government initiatives directed at lowering the total cost of health care, federal and state lawmakers will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid programs. We cannot predict the impact on our business of any legislation or regulations that may be adopted in the future. Any cost containment measures and other healthcare system reforms that are adopted could have a material adverse effect on our ability to operate profitably.

We may need to change our business practices to comply with health care fraud and abuse regulations, and our failure to comply with such laws could adversely affect our business, financial condition and results of operations.

Our operations will be directly, or indirectly through our customers, subject to various state and federal fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and False Claims Act. These laws may impact, among other things, our proposed sales, marketing and education programs.

The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, Congress authorized the Department of Health and Human Services, Office of Inspector General ("OIG") to issue a series of regulations, known as the "safe harbors." These safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG. Penalties for violations of the federal Anti-Kickback Statute include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

The federal False Claims Act prohibits persons from knowingly filing or causing to be filed a false claim to, or the knowing use of false statements to obtain payment from, the federal government. Suits filed under the False Claims Act, known as "qui tam" actions, can be brought by any individual on behalf of the government and such individuals, sometimes known as "relators" or, more commonly, as "whistleblowers", may share in any amounts paid by the entity to the government in fines or settlement. The frequency of filing of qui tam actions has increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a False Claim action. When an entity is determined to have violated the federal False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties of between $5,500 to $11,000 for each separate false claim. Various states have also enacted laws modeled after the federal False Claims Act.

In addition to the laws described above, the Health Insurance Portability and Accountability Act of 1996 created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.

If our operations are found to be in violation of any of the laws described above and other applicable state and federal fraud and abuse laws, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from government healthcare programs, and the curtailment or restructuring of our operations

Our business exposes us to product liability claims.

The testing, manufacture, marketing and sale of our products involve an inherent risk that product liability claims will be asserted against us. We face the risk that the use of our products in human clinical trials will result in adverse effects. If we complete clinical testing for our products and receive regulatory approval to market our products, we will mark our products with warnings that identify the known potential adverse effects and the patients who should not receive our product. We cannot ensure that physicians and patients will comply with these warnings. In addition, unexpected adverse effects may occur even with use of our products that receive approval for commercial sale. Although we are insured against such risks in connection with clinical trials, our present product liability insurance may be inadequate. A successful product liability claim in excess of our insurance coverage could have a material adverse effect on our business, financial condition and results of operations. Any successful product liability claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable or reasonable terms. In addition, product liability coverage may cease to be available in sufficient amounts or at an acceptable cost. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our pharmaceutical products. A product liability claim or recall would have a material adverse effect on our reputation, business, financial condition and results of operations.

Our business involves environmental risks.

In connection with our research and development activities and our manufacture of materials and products, we are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. Although we believe that we have complied with the applicable laws, regulations and policies in all material respects and have not been required to correct any material noncompliance, we may be required to incur significant costs to comply with environmental and health and safety regulations in the future. Our research and development involves the controlled use of hazardous materials, including but not limited to certain hazardous chemicals and radioactive materials. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, we cannot completely eliminate the risk of contamination or injury from these materials. In the event of such an occurrence, we could be held liable for any damages that result and any such liability could exceed our resources.

Item 1B. ***Unresolved Staff Comments***

None.

Executive Officers and Directors

Executive officers and directors of the company, and their ages as of August 31, 2007, are as follows:

Name	Age	Position
Richard A. Miller, M.D.	56	President, Chief Executive Officer and Director
Michael K. Inouye	52	Senior Vice President, Corporate and Commercial Development
Markus F. Renschler, M.D.	46	Senior Vice President, Oncology Clinical Development
Leiv Lea	53	Vice President, Finance and Administration and Chief Financial Officer and Secretary
David Loury, Ph.D.	51	Vice President, Preclinical Studies
Miles R. Gilburne(2)(3)	56	Director
James L. Knighton(2)(3)	53	Director
Richard M. Levy, Ph.D.(1)(3)	69	Director
William R. Rohn(1)(3)	64	Director
Christine A. White, M.D.(1)(2)(3)	55	Director

(1) Member of Compensation Committee.
(2) Member of Audit Committee.
(3) Member of Nominating and Corporate Governance Committee.

Dr. Miller has served as President, Chief Executive Officer and a Director since he co-founded the company in April 1991. Dr. Miller was a co-founder of IDEC Pharmaceuticals Corporation and from 1984 to February 1992 served as Vice President and a Director. Dr. Miller also is a Clinical Professor of Medicine (Oncology) at Stanford University Medical Center. Dr. Miller received his M.D. from the State University of New York Medical School and is board certified in both Internal Medicine and Medical Oncology.

Mr. Inouye has served as Senior Vice President, Corporate and Commercial Development since May 2007. From March 2006 to February 2007, Mr. Inouye served as Senior Vice President, Commercial Operations with Telik, Inc., a pharmaceutical company. From May 2005 through February 2006, Mr. Inouye worked as an independent pharmaceutical industry consultant. From August 1995 through April 2005, he was employed by Gilead Sciences, Inc., a pharmaceutical company, most recently as Senior Vice President, Commercial Operations. Prior to joining Gilead, he served in sales and marketing and business development roles at InSite Vision, Merck & Co. and American Home Products. Mr. Inouye is a director of Pharmasset, Inc., a pharmaceutical company. Mr. Inouye received a B.S. in Food & Science Technology from the University of California at Davis and an M.B.A. from California State Polytechnic University, Pomona.

Dr. Renschler has served as Senior Vice President, Oncology Clinical Development since May 2006. Prior to that, Dr. Renschler served as Vice President, Oncology Clinical Development from May 2001 to May 2006. Prior to that, Dr. Renschler served as Senior Director of Clinical Development from May 1998 to May 2001. Prior to that, Dr. Renschler served as Director of Clinical Development from January 1996 to May 1998. Dr. Renschler is also a Clinical Associate Professor of Medicine/Oncology at Stanford University School of Medicine. He is board certified both in Medical Oncology and Internal Medicine. Dr. Renschler received his M.D. from Stanford University and a B.A. degree in Public and International Affairs from Princeton University.

Mr. Lea has served as Vice President, Finance and Administration and Chief Financial Officer since December 1998 and Secretary since June 2003. Prior to that, Mr. Lea served as Vice President, Finance and Administration from December 1997 to December 1998. From September 1996 through November 1997, he served as a financial consultant for high technology companies and was Acting Chief Financial Officer for Global Village Communications, Inc. From 1987 through June 1996 he served as Vice President and Chief Financial Officer of Margaux, Inc., a public company that manufactured refrigeration equipment. Mr. Lea received a B.S. degree in Agricultural Economics from the University of California, Davis and an M.B.A. from the University of California, Los Angeles.

Dr. Loury has served as Vice President, Preclinical Studies since May 2006. From April 2003 to May 2006, Dr. Loury served as Senior Director, Toxicology with Celera Genomics, a molecular diagnostics business group of Applera Corporation. From June 2001 to April 2003, he was employed by Essential Therapeutics, Inc., a pharmaceutical company, as Director, Pharmacology and Toxicology. From 1996 to 2001, Dr. Loury was employed by IntraBiotics Pharmaceuticals, Inc., most recently as Senior Director, Preclinical Development. From 1986 to 1996 he worked in a variety of toxicology positions with Syntex/Roche Bioscience. Dr. Loury received a Ph.D. in Pharmacology and Toxicology and a B.S. in Bio-Environmental Toxicology from the University of California, Davis.

Mr. Gilburne was elected as a Director of the company in March 2000. Mr. Gilburne has been a managing member of ZG Ventures, a venture capital and investment company, since 2000. From February 1995 through December 1999, he was Senior Vice President, Corporate Development for America Online, Inc., an internet services company. He joined the board of directors of America Online in the fall of 1999 and subsequently served as a member of the board of directors of Time Warner Inc. until stepping down in May 2006. Prior to joining America On line, Mr. Gilburne was a founding partner of The Cole Gilburne Fund, an early stage venture capital fund focused on information and communications technology and a founding partner of technology and media law firms in both San Francisco and Los Angeles. Mr. Gilburne is currently a member of the board of directors of SRA International, Inc., a government services company and Maui Land & Pineapple, real estate and agriculture company,. Mr. Gilburne is also a founding investor and member of the board of several privately held companies, including Revolution Health Group, a company focused on various aspects of consumer driven healthcare and ePals, a global community of online learners. Mr. Gilburne received an A.B. degree from Princeton University and a J.D. from Harvard Law School.

Mr. Knighton was elected as a Director of the company in August 2006. Mr. Knighton has served as President and co-founder of AvidBiotics Corporation, a private biotechnology company since April 2005. Mr. Knighton served as President/Chief Operating Officer and Chief Financial Officer of Caliper Life Sciences, Inc. from July 2003 to March 2004. Mr. Knighton originally joined Caliper in September 1999 as Vice President and Chief Financial Officer, was promoted to Executive Vice President in April 2001 and to President and Chief Financial Officer in July 2002. From October 1998 to September 1999, Mr. Knighton served as Senior Vice President and Chief Financial Officer of SUGEN, Inc., a biotechnology company acquired by Pharmacia. From July 1997 to October 1998, Mr. Knighton served as Vice President of Investor Relations and Corporate Communications at Chiron Corporation, a biotechnology company. Mr. Knighton holds a B.S. in Biology from the University of Notre Dame, an M.S. in Genetics from the University of Pennsylvania and a M.B.A. from the Wharton School at the University of Pennsylvania.

Dr. Levy was elected as a Director of the company in June 2000. Dr. Levy retired in February 2006 from his position as President and Chief Executive Officer of Varian Medical Systems, Inc., a medical equipment company. Dr. Levy remains Chairman of the Board of Directors of Varian Medical Systems, a position he has held since February 2003. He served as President and Chief Executive Officer and a director of Varian Medical Systems, Inc., since April 1999, and as Executive Vice President of Varian Associates, Inc., the predecessor company from which Varian Medical Systems, Inc. was spun out, since 1992. Dr. Levy also serves on the Board of Directors of Sutter Health, a not-for-profit multi-provider integrated health care delivery system. Dr. Levy holds a B.A. degree from Dartmouth College and a Ph.D. in nuclear chemistry from the University of California at Berkeley.

Mr. Rohn was elected as a Director of the company in March 2000. Mr. Rohn retired in January 2005 from his position as the Chief Operating Officer of Biogen Idec Inc., a biopharmaceutical company, a position he held since the merger of Biogen, Inc. and IDEC Pharmaceuticals Corporation in November 2003. He served as the President and Chief Operating Officer of IDEC Pharmaceuticals Corporation from January 2002 to November 2003. He joined IDEC in August 1993 as Senior Vice President, Commercial and Corporate Development and was appointed Senior Vice President, Commercial Operations in April 1996 and Chief Operating Officer in May 1998. From 1984 to 1993, he was employed by Adria Laboratories, most recently as Senior Vice President of Sales and Marketing. Mr. Rohn is currently also a Director of Elan Corporation, plc, a pharmaceutical company, Metabasis Therapeutics, Inc., a pharmaceutical company, Cerus Corporation, a biotechnology company, and Raven Biotechnologies, a private biotechnology company. Mr. Rohn received a B.A. in Marketing from Michigan State University.

Dr. White was elected as a Director of the company in August 2006. Dr. White retired in June 2005 from her position as Senior Vice President, Global Medical Affairs of Biogen Idec Inc., a biopharmaceutical company, a position held since the merger of Biogen, Inc. and IDEC Pharmaceuticals Corporation in November 2003. She joined IDEC Pharmaceuticals in June 1996 and served as Senior Director, Oncology and Hematology Clinical Development until June 2000 when she was appointed Vice President, Oncology and Hematology Clinical Development. In May 2001, she was appointed Vice President, Medical Affairs. From 1994 to June 1996, Dr. White was Director, Clinical Oncology Research at the Sidney Kimmel Cancer Center in San Diego. From 1984 to 1994, Dr. White held various positions with Scripps Memorial Hospitals, San Diego County, most recently as Chairman, Department of Medicine. Dr. White is also a director of Arena Pharmaceuticals, Inc., a biopharmaceutical company and Apoptos Inc., a private biopharmaceutical company. Dr. White holds a B.A. degree in Biology and M.D. degree, both from the University of Chicago and is board certified in internal medicine and medical oncology

Item 2. *Properties*

Our corporate offices are located in Sunnyvale, California, where we lease approximately 65,000 square feet under a lease that expires in December 2009. Our facility includes administrative and research and development space. The lease is a non-cancelable operating lease. We believe that our existing facility is adequate to meet our current and foreseeable needs or that suitable additional space will be available as needed.

Item 3. *Legal Proceedings*

None.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock trades on the NASDAQ Stock Market under the symbol "PCYC." The following table sets forth, for the periods indicated, the high and low sales prices of our common stock.

	HIGH	LOW
FISCAL YEAR ENDED JUNE 30, 2007		
First Quarter	$ 5.36	$ 3.48
Second Quarter	6.29	4.65
Third Quarter	5.59	2.50
Fourth Quarter	3.99	2.60
FISCAL YEAR ENDED JUNE 30, 2006		
First Quarter	$ 9.64	$ 7.15
Second Quarter	9.48	3.26
Third Quarter	5.48	3.47
Fourth Quarter	5.22	3.57

As of June 30, 2007, there were129 holders of record of our common stock. We have not paid cash dividends on our common stock since our inception and we do not anticipate paying any in the foreseeable future.

Stock Performance Graph(1)

The graph depicted below shows the Company's Common Stock price as an index assuming $100 invested on June 30, 2002 at the then current market price of $4.44 per share, along with the composite prices of companies listed in the Nasdaq Total U.S. Stock Market Index and Nasdaq Pharmaceutical Index (in each case, assuming reinvestment of dividends).

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN(2)
AMONG PHARMACYCLICS, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX
AND THE NASDAQ PHARMACEUTICAL INDEX



DOLLARS
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6/03
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PHARMACYCLICS, INC.
NASDAQ STOCK MARKET (U.S.)
NASDAQ PHARMACEUTICAL

(1) This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act or the Exchange Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.
(2) Shows the cumulative return on investment assuming an investment of $100 in our common stock, the Nasdaq-US and Nasdaq-Pharmaceuticals indices on June 30, 2002.

	Cumulative Total Return					
	6/02	6/03	6/04	6/05	6/06	6/07
PHARMACYCLICS	100	107	228	169	87	61
NASDAQ STOCK MARKET (US)	100	111	140	141	150	179
NASDAQ PHARMACEUTICAL	100	138	154	146	297	175

Item 6. *Selected Financial Data*

The data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and related notes included elsewhere herein.

	Year Ended June 30,					Period from Inception (April 19, 1991) through June 30,
	2007	2006	2005	2004	2003	2007
	(in thousands, except per share amounts)					
STATEMENT OF OPERATIONS DATA:						
Revenues:						
License and milestone revenues	$ --	$ --	$ --	$ --	$ --	$ 7,855
Grant and contract revenues	126	181	--	--	--	6,154
Total revenues	126	181	--	--	--	14,009
Operating expenses:						
Research and development	21,115	25,737	24,964	24,447	23,912	293,742
General and administrative	7,403	11,919	7,905	5,843	6,167	68,809
Purchased in-process research and development	--	6,647	--	--	--	6,647
Total operating expenses	28,518	44,303	32,869	30,290	30,079	369,198
Loss from operations	(28,392)	(44,122)	(32,869)	(30,290)	(30,079)	(355,189)
Interest income	2,175	1,964	1,821	1,132	1,809	41,600
Interest expense and other income (expense), net	--	--	--	(7)	(28)	(1,564)
Net loss	$ (26,217)	$ (42,158)	$ (31,048)	$ (29,165)	$ (28,298)	$ (315,153)
Basic and diluted net loss per share(1)	$ (1.08)	$ (2.12)	$ (1.57)	$ (1.71)	$ (1.75)	
Shares used to compute basic and diluted net loss per share	24,175	19,889	19,720	17,064	16,205	

	June 30,				
	2007	2006	2005	2004	2003
	(in thousands)				
BALANCE SHEET DATA:					
Cash, cash equivalents and marketable securities	$ 38,762	$ 40,477	$ 71,899	$ 101,418	$ 87,735
Total assets	41,095	42,729	74,564	104,667	91,853
Deficit accumulated during development stage	(315,153)	(288,936)	(246,778)	(215,730)	(186,565)
Total stockholders' equity	38,401	39,320	69,994	100,288	89,410

(1) See Note 1 to the financial statements for a description of the computation of basic and diluted net loss per share.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

In addition to historical information, this report contains predictions, estimates, assumptions and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from any future performance suggested in this report as a result of the risks, uncertainties and other factors described herein and elsewhere in this report, including those discussed in "Risk Factors."

Overview

Pharmacyclics is a pharmaceutical company focused on the development of products that improve existing therapeutic approaches to cancer and other diseases. To date, substantially all of our resources have been dedicated to the research and development of our products, and we have not generated any commercial revenues from the sale of our products. We do not expect to generate any product revenues until we receive the necessary regulatory and marketing approvals and launch one of our products, if at all.

We have incurred significant operating losses since our inception in 1991, and as of June 30, 2007, had an accumulated deficit of approximately $315.2 million. The process of developing and commercializing our products requires significant research and development, preclinical testing and clinical trials, manufacturing arrangements as well as regulatory and marketing approvals. These activities, together with our general and administrative expenses, are expected to result in significant operating losses until the commercialization of our products generates sufficient revenues to cover our expenses. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. Our achieving profitability depends upon our ability, alone or with others, to successfully complete the development of our products under development, obtain required regulatory approvals and successfully manufacture and market our products.

Xcytrin, our lead product candidate, is an anti-cancer drug being evaluated in various clinical trials. Based on the clinical activity seen in our initial Phase 3 trial in a subset of patients with brain metastases from non-small cell lung cancer (NSCLC), we conducted a pivotal Phase 3 clinical trial to confirm the potential clinical benefits observed in patients with brain metastases from non-small cell lung cancer. This trial, known as the **SMART** (Study of Neurologic Progression with **M**otexafin Gadolinium **A**nd **R**adiation **T**herapy) trial, enrolled 554 patients with brain metastases from non-small cell lung cancer. The SMART trail was designed to compare the safety and efficacy of whole brain radiation therapy (WBRT) alone to WBRT plus Xcytrin. The primary endpoint for the study was time to neurologic progression (TNP) as determined by a blinded events review committee.

In December 2006, we submitted a New Drug Application (NDA) to the Food and Drug Administration (FDA) for the use of Xcytrin in combination with radiation therapy for the treatment of patients with brain metastases from NSCLC. In February 2007, we received a refuse to file letter from the FDA citing failure to demonstrate statistically significant differences between treatment arms in the primary endpoint of the pivotal study to support approval. In the pivotal SMART trial, investigators found that patients given Xcytrin in addition to WBRT had a median time to neurologic progession of 15.4 months, compared to 10.0 months for patients who received only WBRT (p=0.12, hazard ratio=0.78), a trend in favor of Xcytrin. In April 2007, we requested that the FDA file our NDA over protest. File over protest is a procedure permitted by FDA regulations, which allows sponsors to have their NDA filed and reviewed when there is disagreement over the acceptability of the NDA. In April 2007, we announced that the FDA had filed our NDA. The Prescription Drug User Fee Act (PDUFA) date for completion of review by FDA is December 31, 2007.The FDA has also designated Xcytrin as an orphan drug for the treatment of brain metastases arising from solid tumors.

We also are evaluating Xcytrin for the treatment of a diverse range of cancer types and in various clinical situations including Xcytrin as a single agent and in combination with chemotherapy and/or radiation therapy. One of Xcytrin's chemical features allows it to be visualized in the body using standard magnetic resonance imaging (MRI) procedures. Using MRI, we have established that Xcytrin localizes selectively in cancers. We own the worldwide rights to Xcytrin.

We are also developing several other oncology drugs. **PCI-24781** is a novel compound that inhibits all isoforms of HDAC enzymes. In the cell nucleus, DNA is present with proteins as part of a tightly compacted complex called chromatin. HDAC enzymes play a role in modifying the structure of chromatin, allowing DNA transcription – a process by which DNA controls cellular activity – to occur. HDAC inhibitors appear to alter the transcription process. HDAC inhibitors target tumors through multiple mechanisms, and laboratory studies have shown that they can prompt cells to stop growing or die. This may happen through the expression of tumor suppressor genes, the prevention of angiogenesis, and the targeting of various critical proteins.

PCI-24781 is now in a Phase I trial in patients with advanced solid tumors. The objective of the trial is to determine the drug's safety and tolerability, when given intravenously, and also to assess absorption and plasma levels of the drug following oral administration. Studies indicate that PCI-24781 achieves sustained plasma levels following oral administration. We believe PCI-24781 has desirable potency and pharmacokinetic properties, which may provide clinical advantages.

Laboratory studies also demonstrate that PCI-24781 inhibits homologous recombination, a cellular mechanism of DNA repair. These data suggest that PCI-24781 could be used successfully in combination with other cancer therapies that generate DNA damage repaired by homologous recombination, such as gamma-irradiation, cisplatin, and certain other chemotherapy drugs.

An HDAC-8 selective inhibitor is now in preclinical testing. We believe that this compound may exhibit more selectivity for certain types of cancer and may be useful for treatment of inflammatory and autoimmune diseases.

PCI-24783 is a small molecule inhibitor of Factor VIIa. This molecule selectively inhibits Factor VIIa when it is complexed with a protein called tissue factor (TF). In cancer, the Factor VIIa:TF complex is found in abundance in pancreatic, gastric, colon and other tumors, and triggers a host of physiologic processes that facilitate tumor angiogenesis, growth and invasion. Laboratory studies and animal models indicate that inhibitors of Factor VIIa may block tumor growth and metastasis.We are conducting the required preclinical safety studies to support the potential filing of an Investigational New Drug (IND), applilication with the FDA.

PCI-32765 is a small molecule tyrosine kinase inhibitor. When immune cells called B-lymphocytes are overactive, the immune system produces inflammatory cells and antibodies that begin to attack the body's own tissue, leading to autoimmune diseases such as rheumatoid arthritis. We are developing compounds that can inhibit an enzyme, known as BTK, which is required for early B-cells to mature into fully functioning cells. In published studies, these compounds have demonstrated a dose dependent ability to inhibit disease development in rheumatoid arthritis animal models. Recent studies have shown that these compounds may inhibit the proliferation of lymphoma cells, or malignancies involving B-cells, indicating their potential for treatment of certain lymphomas and leukemias. We are conducting the required preclinical safety studies to support the potential filing of an IND application with the FDA.

We are subject to risks common to pharmaceutical companies developing products, including risks inherent in our research, development and commercialization efforts, preclinical testing, clinical trials, uncertainty of regulatory and marketing approvals, uncertainty of market acceptance of our products, history of and expectation of future operating losses, reliance on collaborative partners, enforcement of patent and proprietary rights, and the need for future capital. In order for a product to be commercialized, we must conduct preclinical tests and clinical trials, demonstrate efficacy and safety of our product candidates to the satisfaction of regulatory authorities, obtain marketing approval, enter into manufacturing, distribution and marketing arrangements, build a U.S. commercial oncology franchise, obtain market acceptance and, in many cases, obtain adequate coverage of and reimbursement for our products from government and private insurers. We cannot provide assurance that we will generate revenues or achieve and sustain profitability in the future.

Critical Accounting Policies, Estimates and Judgments

This discussion and analysis of financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. On an on-going basis, we evaluate our estimates, including those related to revenue recognition and clinical trial accruals. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results, however, may differ significantly from these estimates under different assumptions or conditions and may adversely affect the financial statements.

We believe the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of our financial statements and accompanying notes.

Revenue Recognition

Revenues are recognized when persuasive evidence of an arrangement exists, title has transferred or services have been rendered, the price is fixed and determinable and collectibility is reasonable assured. License revenue is typically recognized over the term of the arrangement and milestone revenue is recognized when earned as evidenced by achievement of the specified milestone and the absence of any on-going obligation. License, milestone, contract and grant revenues are not subject to repayment. Any amounts received in advance of performance are recorded as deferred revenues.

Cash Equivalents and Marketable Securities

We maintain investment portfolio holdings of various issuers, types and maturities. We consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. At June 30, 2007, all other investment securities are classified as available-for-sale and consequently are recorded on the balance sheet at fair value with unrealized gains and losses reported as a component of accumulated other comprehensive income (loss) within stockholders' equity. Management assesses whether declines in the fair value of investment securities are other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security is written down to fair value and the amount of the write down is included in earnings. In determining whether a decline is other than temporary, management considers the following factors:

- Length of the time and the extent to which the market value has been less than cost;
- The financial condition and near-term prospects of the issuer; and
- Our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

To date we have had no declines in fair value that have been identified as other than temporary.

Research and Development Expenses and Accruals

Research and development expenses include personnel and facility-related expenses, outside contracted services including clinical trial costs, manufacturing and process development costs, research costs and other consulting services. Research and development costs are expensed as incurred. In instances where we enter into agreements with third parties for clinical trials, manufacturing and process development, research and other consulting activities, costs are expensed as services are performed. Amounts due under such arrangements may be either fixed fee or fee for service, and may include upfront payments, monthly payments, and payments upon the completion of milestones or receipt of deliverables.

Our cost accruals for clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with numerous clinical trial centers and clinical research organizations. In the normal course of business we contract with third parties to perform various clinical trial activities in the on-going development of potential products. The financial terms of these agreements are subject to negotiation and vary from contract to contract and may result in uneven payment flows. Payments under the contracts depend on factors such as the achievement of certain events, the successful enrollment of patients, the completion of portions of the clinical trial or similar conditions. The objective of our accrual policy is to match the recording of expenses in our financial statements to the actual services received and efforts expended. As such, expense accruals related to clinical trials are recognized based on our estimate of the degree of completion of the event or events specified in the specific clinical study or trial contract.

Share-based Compensation

We adopted SFAS 123R, *Share-Based Payments*, effective beginning July 1, 2005 using the modified prospective application transition method. The modified prospective application transition method requires that companies recognize compensation expense on new share-based payment awards and existing share-based payment awards that are modified, repurchased, or cancelled after the effective date. Additionally, compensation cost of the portion of awards of which the requisite service has not been rendered that are outstanding as of the July 1, 2005 shall be recognized as the requisite service is rendered.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes valuation model. Expected volatility is based on historical volatility data of the company's stock. The expected term of stock options granted is based on historical data and represents the period of time that stock options are expected to be outstanding. The expected term is calculated for and applied to one group of stock options as the company does not expect substantially different exercise or post-vesting termination behavior amongst its employee population. The risk-free interest rate is based on a zero-coupon United States Treasury bond whose maturity period equals the expected term of the company's options.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115*, which is effective for the Company in fiscal years beginning July 1, 2008. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The Company is currently evaluating the potential impact of this statement on its consolidated financial position, results of operations and cash flows.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108). Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged. The adoption of SAB 108 did not have a material impact on our results from operations or financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), "Fair Value Measurements" which clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective the first quarter of our 2008 fiscal year with early adoption permitted. We have not yet determined the impact, if any, that the implementation of SFAS No. 157 will have on our financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), which, among other things, requires applying a "more likely than not" threshold to the recognition and derecognition of tax positions. The provisions of FIN 48 will be effective for us on July 1, 2007. We are currently evaluating the impact of adopting FIN 48 on the financial statements, but we do not expect its adoption to have a significant effect.

Results of Operations

Revenues

The following table summarizes the period over period changes in our revenue over the last three fiscal years:

	2007	Change	2006	Change	2005
Grant and contract revenues	$ 126,000	-30%	$ 181,000	--	$ --

Revenues in fiscal years 2007 and 2006 were the result of a federal grant awarded by the National Institutes of Health (NIH). Work under this grant was completed in fiscal year 2007.

Research and Development Expenses

The following table summarizes the period over period changes in our research and development (R&D) expenses over the last three fiscal years:

	2007	Change	2006	Change	2005
Research and development expenses	$ 21,115,000	-18%	$ 25,737,000	3%	$ 24,964,000

R&D expenses in fiscal 2007 decreased by $4,622,000 compared to fiscal 2006 primarily due to a decrease of $1,880,000 in outside clinical trial costs due to the completion of the SMART trial, a decrease of $1,150,000 in share-based compensation expense, a decrease of $1,035,000 in drug manufacturing costs and a decrease of $944,000 in personnel and consulting expenses due to lower average headcount and reduced use of consultants. These cost decreases were partially offset by an increase of $1,004,000 in preclinical study costs.

R&D expenses in fiscal 2006 increased by $773,000 compared to fiscal 2005 primarily due to an increase of $2,908,000 in share-based compensation and an increase of $1,358,000 in drug manufacturing costs, partially offset by a $3,192,000 decrease in third-party clinical trial costs.

Research and development costs are identified as either directly attributed to one of our research and development programs or as an indirect cost, with only direct costs being tracked by specific program. Direct costs consist of personnel costs directly associated with a program, preclinical study costs, clinical trial costs, and related clinical drug and device development and manufacturing costs, drug formulation costs, contract services and other research expenditures. Indirect costs consist of personnel costs not directly associated with a program, overhead and facility costs and other support service expenses. Prior to 1999, we did not track our historical research and development costs by specific program and for this reason we cannot accurately estimate our total historical costs on a specific program basis. Direct costs by program and indirect costs are as follows:

				Related R&D Expenses Years ended June 30,		
Product	Description	Phase of Development	Estimated Completion of Phase	2007	2006	2005
Xcytrin	Cancer	Several Phase 1 trials Several Phase 2 trials Phase 3	Unknown Unknown Fiscal 2006	$ 7,680,000	$ 14,331,000	$ 16,045,000
HDAC Inhibitors	Cancer	Phase 1	Unknown	2,547,000	235,000	---
Btk Inhibitors	Cancer	Pre-clinical	Unknown	1,150,000	19,000	---
Factor VIIa Inhibitor	Cancer	Pre-clinical	Unknown	919,000	3,000	---
OTHER				50,000	650,000	708,000
	Total direct costs			12,346,000	15,238,000	16,753,000
	Indirect costs			8,769,000	10,499,000	8,211,000
	Total research and development costs			$ 21,115,000	$ 25,737,000	$ 24,964,000

Research and development expenses decreased $4,622,000, or 18%, for the year ended June 30, 2007 compared to the year ended June 30, 2006, and were primarily comprised of the following:

- Xcytrin program costs decreased $6,651,000, or 46%, primarily due to:
  - — a $2,315,000 decrease in personnel costs and a decrease of $1,901,000 in third-party clinical trial costs due to the completion of the SMART trial.
  - — a $1,564,000 decrease in drug costs as we did not manufacture any Xcytrin in fiscal 2007.
- HDAC, Btk and Factor VIIa program costs increased a total of $4,359,000 as we continued the development of compounds acquired from Celera Genonmics late in fiscal 2006.
- Indirect costs decreased $1,730,000, or 16%, primarily due to a decrease in share-based compensation expense.

Research and development expenses decreased $773,000, or 3%, for the year ended June 30, 2006 compared to the year ended June 30, 2005, and were primarily comprised of the following:

- Xcytrin program costs decreased $1,714,000, or 11%, primarily due to:
  - — a $3,118,000 decrease in third-party clinical trial costs and related clinical trial activities as we completed our Phase 3 SMART trial in December 2005.
  - — an increase in drug costs of $1,438,000 as we purchased an additional drug intermediate.
- Indirect costs increased $2,310,000, or 28%, primarily due to an increase in share-based compensation expense of $2,908,000.

We expect research and development expenses in the first half of fiscal 2008 to increase over the comparable period of fiscal 2007.

General and Administrative Expenses. The following table summarizes the period over period changes in our general and administrative (G&A) expenses over the last three fiscal years.

	2007	Change	2006	Change	2005
General and administrative expenses	$ 7,403,000	-38%	$ 11,919,000	51%	$ 7,905,000

G&A expenses in fiscal 2007 decreased by $4,516,000 compared to fiscal 2006 primarily due to a decrease of $2,032,000 in share-based compensation expense, a decrease of $1,325,000 in personnel expenses due to a reduction in employee headcount and a decrease of $1,056,000 in commercialization expenses related to reduced activities associated with the results of the SMART trial released in December 2005.

G&A expenses in fiscal 2006 increased by $4,014,000 as compared to fiscal 2005 primarily due to an increase of $3,307,000 in share-based compensation expense and a $720,000 increase in personnel costs to support our business.

We expect general and administrative expenses in the first half of fiscal 2008 to decrease over the comparable period of fiscal 2007.

Purchased In-Process Research and Development. Purchased in-process research and development expense for the years ended June 30, 2007, 2006 and 2005 was $0, $6,647,000 and $0, respectively. The amount in fiscal 2006 was due to our acquisition, in April 2006, of multiple small molecule drug candidates for the treatment of cancer and other diseases from Celera Genomics, an Applera Corporation business. One drug candidate is in a Phase 1 clinical trial while the other drug candidates are in pre-clinical development. Total consideration paid was $6,647,000 which consisted of 1,000,000 shares of our common stock, $2,000,000 of cash and $147,000 of transaction costs. We recorded an expense of $6,647,000 related to the consideration for the acquired drug candidates which had not yet reached technological feasibility and had no alternative future use due to the early stage of development and the significant regulatory requirements remaining.

Interest and Other, Net. Interest and other, net, was $2,175,000, $1,964,000 and $1,821,000 for the years ended June 30, 2007, 2006 and 2005, respectively. The increases in the years ended June 30, 2007 and 2006 were primarily due to higher average interest rates earned on the company's investments.

Income Taxes. At June 30, 2007, we had net operating loss carryforwards of approximately $300,554,000 for federal income tax reporting purposes and tax credit carryforwards of approximately $9,841,000 for federal reporting purposes. These amounts expire at various times through 2027. Under the Tax Reform Act of 1986, the amounts of and the benefit from net operating losses and tax credit carryforwards that can be carried forward may be impaired or limited in certain circumstances. These circumstances include, but are not limited to, a cumulative stock ownership change of greater than 50%, as defined, over a three year period. Such an annual limitation may result in the expiration of net operating losses before utilization. A full valuation allowance has been established for the company's deferred tax assets since realization of such assets through the generation of future taxable income is uncertain. See Note 6 of "Notes to Financial Statements."

Liquidity and Capital Resources

Our principal sources of working capital since inception have been private and public equity financings and proceeds from collaborative research and development agreements, as well as interest income. Since inception, we have used approximately $284,104,000 of cash for operating activities and approximately $15,979,000 of cash for the purchase of laboratory and office equipment, leasehold improvements, and payments under capital lease agreements.

As of June 30, 2007, we had approximately $38,762,000 in cash, cash equivalents and marketable securities. Net cash used in operating activities was $23,407,000, $31,674,000 and $29,930,000 for the years ended June 30, 2007, 2006 and 2005, respectively, and resulted primarily from operating losses adjusted for non-cash expenses and changes in accounts payable, accrued liabilities, prepaid expenses and other assets.

Net cash provided by (used by) investing activities of $(9,028,000), $25,731,000 and $42,841,000 in the years ended June 30, 2007, 2006 and 2005, respectively, primarily consisted of the net effect of purchases, maturities and sales of marketable securities.

Net cash provided by financing activities of $22,093,000, $559,000 and $748,000 in the years ended June 30, 2007, 2006 and 2005, respectively, primarily consisted of proceeds from the sale of common stock, the exercise of stock options and the sale of stock under the company's employee stock purchase plan.

In November 2006, we completed a public offering of common stock and sold 4,830,000 shares of common stock at a price of $4.75 per share for net proceeds of approximately $21,300,000. In February 2007, we filed a registration statement on Form S-3 to offer and sell, from time to time, equity, debt securities and warrants in one or more offerings up to a total dollar amount of $100 million. We may seek to raise funds through additional public offerings in the future but cannot guarantee that such efforts will be successful.

In August 2006, we entered into a common stock purchase agreement with Azimuth Opportunity Ltd., which provides that, upon the terms and subject to the conditions set forth in the purchase agreement, Azimuth is committed to purchase, at our discretion, up to $20.0 million of our common stock, or 4,189,337 shares, whichever occurs first, at a discount of 5% to 7%, to be determined based on our market capitalization at the start of each sale period. The term of the purchase agreement is 18 months. Upon each sale of our common stock to Azimuth under the purchase agreement, we have also agreed to pay Reedland Capital Partners a placement fee equal to one percent of the aggregate dollar amount of common stock purchased by Azimuth. Azimuth is not required to purchase our common stock if the price of our common stock falls below $3.00 per share. We to date, have not sold any stock to Azimuth.

Our future contractual obligations at June 30, 2007 are as follows:

	Operating Lease Commitments
Less than 1 year	$ 952,000
1-3 years	1,433,000
Total	$ 2,385,000

In April 2006, we acquired multiple small molecule drug candidates for the treatment of cancer and other diseases from Celera Genomics, an Applera Corporation business. Future milestone payments under the agreement could total as much as $144 million, although we currently cannot predict if or when any of the milestones will be achieved. In addition, Celera will also be entitled to royalty payments in the mid- to high single digits based on annual sales of any drugs commercialized from these programs.

Based upon the current status of our product development and commercialization plans, we believe that our existing cash, cash equivalents and marketable securities will be adequate to satisfy our capital needs through at least the next twelve months. We expect the increases in research and development expenses as a result of on-going and future clinical trials to consume a large portion of our existing cash resources. Changes in our research and development plans or other changes affecting our operating expenses may affect actual future consumption of existing cash resources as well. In any event, we will need to raise substantial additional capital to fund our operations in the future. We expect to finance our future cash needs through public or private financings, collaborative relationships (partnerships with other drug manufacturers) or other arrangements to complete commercialization. Our actual capital requirements will depend on many factors, including the following:

- the progress and success of clinical trials of our product candidates;
- the costs and timing of obtaining regulatory approvals;
- our ability to establish and the scope of any new collaborations; and
- the timing and scope of commercialization expenses for Xcytrin.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. The factors described above will impact our future capital requirements and the adequacy of our available funds. If we are required to raise additional funds, we cannot be certain that such additional funding will be available on terms attractive to us, or at all. Furthermore, any additional equity financing may be dilutive to existing stockholders and debt financing, if available, may involve restrictive covenants. Collaborative arrangements, if necessary to raise additional funds, may require us to relinquish rights to certain of our technologies, products or marketing territories. Our failure to raise capital when needed could have a material adverse effect on our business, financial condition and results of operations. See "Risk Factors -- We will need additional financing and we may have difficulty raising needed capital in the future."

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Our exposure to interest rate risk relates primarily to our investment portfolio. Fixed rate securities may have their fair market value adversely impacted due to fluctuations in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if forced to sell securities which have declined in market value due to changes in interest rates. The primary objective of our investment activities is to preserve principal while at the same time maximize yields without significantly increasing risk. To achieve this objective, we invest in debt instruments of the U.S. Government and its agencies and high-quality corporate issuers, and, by policy, restrict our exposure to any single corporate issuer by imposing concentration limits. To minimize the exposure due to adverse shifts in interest rates, we maintain investments at an average maturity of generally less than two years. Assuming a hypothetical increase in interest rates of one percentage point, the fair value of our total investment portfolio as of June 30, 2007 would have potentially declined by $212,000.

The table below presents the principal amounts and weighted-average interest rates by year of stated maturity for our investment portfolio (in thousands, except interest rates):

	Fiscal Year			Fair Value
	2008	2009	Total	at June 30, 2007
Marketable securities	$ 17,932	$ 8,898	$ 26,830	$ 26,821
Weighted-average interest rate	5.28%	5.37%	5.31%	--

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Pharmacyclics, Inc.:

In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Pharmacyclics, Inc. (a development stage enterprise) at June 30, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2007 and, cumulatively, for the period from April 19, 1991 (date of inception) to June 30, 2007 at in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting, appearing under Item 9A(b). Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

San Jose, California
September 13, 2007

PHARMACYCLICS, INC.
(a development stage enterprise)

BALANCE SHEETS
(in thousands, except share and per share amounts)

	June 30, 2007	June 30, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 11,941	$ 22,283
Marketable securities	26,821	18,194
Prepaid expenses and other current assets	961	961
Total current assets	39,723	41,438
Property and equipment, net	849	764
Other assets	523	527
	$ 41,095	$ 42,729
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,426	$ 1,908
Accrued liabilities	1,189	1,431
Total current liabilities	2,615	3,339
Deferred rent	79	70
Total liabilities	2,694	3,409
Commitments (Note 2 and 7)		
Stockholders' equity:		
Preferred stock, $0.0001 par value; 1,000,000 shares authorized at June 30, 2007 and 2006; no shares issued and outstanding	--	--
Common stock, $0.0001 par value; 49,000,000 shares authorized at June 30, 2007 and 2006; shares issued and outstanding -- 25,968,189 at June 30, 2007 and 20,946,694 at June 30, 2006	3	2
Additional paid-in capital	353,560	328,386
Accumulated other comprehensive loss	(9)	(132)
Deficit accumulated during development stage	(315,153)	(288,936)
Total stockholders' equity	38,401	39,320
	$ 41,095	$ 42,729

The accompanying notes are an integral part of these financial statements.

PHARMACYCLICS, INC.
(a development stage enterprise)

STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended June 30,			Period from Inception (April 19, 1991 through June 30,
	2007	2006	2005	2007
Revenues:				
License and milestone revenues	$ --	$ --	$ --	$ 7,855
Grant and contract revenues	126	181	--	6,154
Total revenues	126	181	--	14,009
Operating expenses:				
Research and development*	21,115	25,737	24,964	293,742
General and administrative*	7,403	11,919	7,905	68,809
Purchased in-process research and development	--	6,647	--	6,647
Total operating expenses	28,518	44,303	32,869	369,198
Loss from operations	(28,392)	(44,122)	(32,869)	(355,189)
Interest income	2,175	1,964	1,821	41,600
Interest expense and other income (expense), net	--	--	--	(1,564)
Net loss	$ (26,217)	$ (42,158)	$ (31,048)	$ (315,153)
Basic and diluted net loss per share	$ (1.08)	$ (2.12)	$ (1.57)	
Shares used to compute basic and diluted net loss per share	24,175	19,889	19,720	
*Includes non-cash share-based compensation of the following:				
Research and development	$ 1,782	$ 2,932	$ 24	$ 5,015
General and administrative	$ 1,300	$ 3,332	$ 25	$ 5,248

The accompanying notes are an integral part of these financial statements.

PHARMACYCLICS, INC.
(a development stage enterprise)

STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended June 30,			Period from Inception (April 19, 1991) through June 30,
	2007	2006	2005	2007
Cash flows from operating activities:				
Net loss	$ (26,217)	$ (42,158)	$ (31,048)	$ (315,153)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization	439	588	703	14,637
Amortization of premium/discount on marketable securities, net	(137)	(145)	484	202
Purchased in-process research and development	--	4,500	--	4,500
Share-based compensation	3,082	6,264	49	10,263
Gain on sale of marketable securities	--	--	--	58
Write-down of fixed assets	--	--	--	381
Changes in assets and liabilities:				
Prepaid expenses and other assets	4	293	175	(1,484)
Accounts payable	(482)	(1,207)	(51)	1,426
Accrued liabilities	(242)	73	230	1,189
Deferred rent	9	(27)	12	79
Net cash used in operating activities	(23,544)	(31,819)	(29,446)	(283,902)
Cash flows from investing activities:				
Purchase of property and equipment	(524)	(468)	(294)	(12,098)
Proceeds from sale of property and equipment	--	--	--	112
Purchases of marketable securities	(14,867)	(12,232)	(11,185)	(524,100)
Proceeds from sales of marketable securities	--	--	33,426	77,942
Proceeds from maturities of marketable securities	6,500	38,577	20,410	419,068
Net cash provided by (used in) investing activities	(8,891)	25,877	42,357	(39,076)
Cash flows from financing activities:				
Issuance of common stock, net of issuance costs	21,510	392	476	308,855
Exercise of stock options	583	167	272	6,431
Proceeds from notes payable	--	--	--	3,000
Issuance of convertible preferred stock, net of issuance costs	--	--	--	20,514
Payments under capital lease obligations	--	--	--	(3,881)
Net cash provided by financing activities	22,093	559	748	334,919
Increase (decrease) in cash and cash equivalents	(10,342)	(5,383)	13,659	11,941
Cash and cash equivalents at beginning of period	22,283	27,666	14,007	--
Cash and cash equivalents at end of period	$ 11,941	$ 22,283	$ 27,666	$ 11,941
Supplemental Disclosures of Cash Flow Information:				
Interest paid	$ --	$ --	$ --	$ 1,269
Supplemental Disclosure of Non-Cash Investing and Financing Activities:				
Property and equipment acquired under capital lease obligations	--	--	--	3,881
Warrants issued	--	--	--	49
Conversion of notes payable and accrued interest				

The accompanying notes are an integral part of these financial statements.

PHARMACYCLICS, INC.
-(a development stage enterprise)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

For the period from inception (April 19, 1991) through June 30, 2007
(in thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated other Comprehensive Income (Loss)	Deficit Accumulated During Development Stage	Total
	Shares	Amount	Shares	Amount				
Issuance of common stock for cash at $0.02 per share	--	$ --	400,000	$ --	$ 6	$ --	$ --	$ 6
Balance at June 30, 1991	--	--	400,000	--	6	--	--	6
Issuance of common stock for cash at an average price of $0.02 per share	--	--	97,111	--	2	--	--	2
Issuance of convertible preferred stock for cash, net of issuance costs, at an average price of $1.32 per share	2,040,784	--	--	--	2,667	--	--	2,667
Net loss	--	--	--	--	--	--	(523)	(523)
Balance at June 30, 1992	2,040,784	--	497,111	--	2,675	--	(523)	2,152
Issuance of common stock for cash at an average price of $0.06 per share	--	--	49,000	--	3	--	--	3
Issuance of convertible preferred stock for cash, net of issuance costs, at $4.88 per share	1,580,095	--	--	--	7,674	--	--	7,674
Net loss	--	--	--	--	--	--	(3,580)	(3,580)
Balance at June 30, 1993	3,620,879	--	546,111	--	10,352	--	(4,103)	6,249
Issuance of common stock upon exercise of stock options at an average price of $0.12 per share	--	--	324,188	--	38	--	--	38
Issuance of convertible preferred stock for cash, net of issuance costs, at an average price of $8.63 per share	886,960	--	--	--	7,623	--	--	7,623
Net loss	--	--	--	--	--	--	(5,141)	(5,141)
Balance at June 30, 1994	4,507,839	--	870,299	--	18,013	--	(9,244)	8,769
Issuance of common stock upon exercise of stock options at an average price of $0.24 per share	--	--	38,403	--	9	--	--	9
Issuance of warrants	--	--	--	--	49	--	--	49
Net loss	--	--	--	--	--	--	(10,479)	(10,479)
Balance at June 30, 1995	4,507,839		908,702	--	18,071	--	(19,723)	(1,652)

The accompanying notes are an integral part of these financial statements

PHARMACYCLICS, INC.
(a development stage enterprise)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (Continued)

For the period from inception (April 19, 1991) through June 30, 2007
(in thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated other Comprehensive Income (Loss)	Deficit Accumulated During Development Stage	Total
	Shares	Amount	Shares	Amount				
Issuance of convertible preferred stock for notes payable and accrued interest at an average of $8.63 per share	353,483	--	--	--	3,051	--	--	3,051
Issuance of convertible preferred stock for cash, net of issuance costs, at an average price of $8.63 per share	295,649	--	--	--	2,550	--	--	2,550
Issuance of common stock upon initial public offering, net of issuance costs, for cash at $12 per share	--	--	2,383,450	1	26,042	--	--	26,043
Conversion of convertible preferred stock into common stock	(5,156,971)	--	5,156,971	--	--	--	--	--
Issuance of common stock upon exercise of stock options at an average exercise price of $1.33 per share	--	--	91,922	--	122	--	--	122
Issuance of common stock upon exercise of purchase rights at an exercise price of $10.20 per share	--	--	8,379	--	86	--	--	86
Share-based compensation expense	--	--	--	--	26	--	--	26
Net loss	--	--	--	--	--	--	(8,235)	(8,235)
Balance at June 30, 1996	--	--	8,549,424	1	49,948	--	(27,958)	21,991
Issuance of common stock, net of issuance costs, for cash at an average price of $16.93 per share	--	--	1,442,190	--	24,420	--	--	24,420
Issuance of common stock upon exercise of stock options at an average price of $2.74 per share	--	--	96,283	--	264	--	--	264
Issuance of common stock upon exercise of purchase rights at an exercise price of $10.51 per share	--	--	14,557	--	153	--	--	153
Share-based compensation expense	--	--	--	--	126	--	--	126
Net loss	--	--	--	--	--	--	(10,258)	(10,258)
Balance at June 30, 1997	--	--	10,102,454	1	74,911	--	(38,216)	36,696

The accompanying notes are an integral part of these financial statements

PHARMACYCLICS, INC.
(a development stage enterprise)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (Continued)

For the period from inception (April 19, 1991) through June 30, 2007
(in thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated other Comprehensive Income (Loss)	Deficit Accumulated During Development Stage	Total
	Shares	Amount	Shares	Amount				
Issuance of common stock, net of issuance costs, for cash at $21.75 per share	--	--	2,012,500	--	40,796	--	--	40,796
Issuance of common stock upon exercise of stock options at an average price of $6.57 per share	--	--	88,933	--	584	--	--	584
Issuance of common stock upon exercise of purchase rights at an exercise price of $14.36 per share	--	--	10,372	--	149	--	--	149
Issuance of common stock upon exercise of warrants	--	--	80,033	--	--	--	--	--
Share-based compensation expense	--	--	--	--	91	--	--	91
Net loss	--	--	--	--	--	--	(9,675)	(9,675)
Balance at June 30, 1998	--	--	12,294,292	1	116,531	--	(47,891)	68,641
Issuance of common stock upon exercise of stock options at an average price of $5.10 per share	--	--	75,275	--	384	--	--	384
Issuance of common stock upon exercise of purchase rights at an exercise price of $12.77 per share	--	--	13,643	--	174	--	--	174
Issuance of common stock upon exercise of warrants	--	--	45,661	--	--	--	--	--
Share-based compensation expense	--	--	--	--	89	--	--	89
Change in unrealized gain (loss) on marketable securities	--	--	--	--	--	(85)	--	(85)
Net loss	--	--	--	--	--	--	(19,246)	(19,246)
Total comprehensive loss								(19,331)
Balance at June 30, 1999	--	--	12,428,871	1	117,178	(85)	(67,137)	49,957

The accompanying notes are an integral part of these financial statements

PHARMACYCLICS, INC.
(a development stage enterprise)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (Continued)

For the period from inception (April 19, 1991) through June 30, 2007
(in thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated other Comprehensive Income (Loss)	Deficit Accumulated During Development Stage	Total
	Shares	Amount	Shares	Amount				
Issuance of common stock upon exercise of stock options at an average price of $13.88 per share	--	--	102,372	--	1,421	--	--	1,421
Issuance of common stock upon exercise of purchase rights at an exercise price of $25.62 per share	--	--	11,213	--	287	--	--	287
Issuance of common stock, net of issuance costs, for cash at an average price of $44.36 per share	--	--	3,465,000	1	153,711	--	--	153,712
Share-based compensation expense	--	--	--	--	88	--	--	88
Change in unrealized gain (loss) on marketable securities	--	--	--	--	--	(421)	--	(421)
Net loss	--	--	--	--	--	--	(23,630)	(23,630)
Total comprehensive loss								(24,051)
Balance at June 30, 2000	--	--	16,007,456	2	272,685	(506)	(90,767)	181,414
Issuance of common stock upon exercise of stock options at an average price of $16.17 per share	--	--	93,528	--	1,512	--	--	1,512
Issuance of common stock upon exercise of purchase rights at an exercise price of $27.89 per share	--	--	15,386	--	429	--	--	429
Share-based compensation expense	--	--	--	--	326	--	--	326
Change in unrealized gain (loss) on marketable securities	--	--	--	--	--	1,599	--	1,599
Net loss	--	--	--	--	--	--	(30,925)	(30,925)
Total comprehensive loss								(29,326)
Balance at June 30, 2001	--	--	16,116,370	2	274,952	1,093	(121,692)	154,355

The accompanying notes are an integral part of these financial statements

PHARMACYCLICS, INC.
(a development stage enterprise)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (Continued)

For the period from inception (April 19, 1991) through June 30, 2007
(in thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated other Comprehensive Income (Loss)	Deficit Accumulated During Development Stage	Total
	Shares	Amount	Shares	Amount				
Issuance of common stock upon exercise of stock options at an average price of $13.93 per share	--	--	13,257	--	183	--	--	183
Issuance of common stock upon exercise of purchase rights at an exercise price of $8.32 per share	--	--	58,169	--	484	--	--	484
Share-based compensation expense	--	--	--	--	91	--	--	91
Change in unrealized gain (loss) on marketable securities	--	--	--	--	--	(930)	--	(930)
Net loss	--	--	--	--	--	--	(36,575)	(36,575)
Total comprehensive loss								(37,505)
Balance at June 30, 2002	--	--	16,187,796	2	275,710	163	(158,267)	117,608
Issuance of common stock upon exercise of stock options at an average price of $1.03 per share	--	--	3,397	--	3	--	--	3
Issuance of common stock upon exercise of purchase rights at an exercise price of $2.64 per share	--	--	38,908	--	103	--	--	103
Share-based compensation expense	--	--	--	--	13	--	--	13
Change in unrealized gain (loss) on marketable securities	--	--	--	--	--	(19)	--	(19)
Net loss	--	--	--	--	--	--	(28,298)	(28,298)
Total comprehensive loss								(28,317)
Balance at June 30, 2003	--	--	16,230,101	2	275,829	144	(186,565)	89,410

The accompanying notes are an integral part of these financial statements

PHARMACYCLICS, INC.
(a development stage enterprise)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (Continued)

For the period from inception (April 19, 1991) through June 30, 2007
(in thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated other Comprehensive Income (Loss)	Deficit Accumulated During Development Stage	Total
	Shares	Amount	Shares	Amount				
Issuance of common stock, net of issuance costs, for cash at an average price of $13.00 per share	--	--	3,200,000	--	39,350	--	--	39,350
Issuance of common stock upon exercise of stock options at an average price of $4.91 per share	--	--	181,136	--	889	--	--	889
Issuance of common stock upon exercise of purchase rights at an exercise price of $4.90 per share	--	--	36,680	--	180	--	--	180
Share-based compensation expense	--	--	--	--	18	--	--	18
Change in unrealized gain (loss) on marketable securities	--	--	--	--	--	(394)	--	(394)
Net loss	--	--	--	--	--	--	(29,165)	(29,165)
Total comprehensive loss								(29,559)
Balance at June 30, 2004	--	--	19,647,917	2	316,266	(250)	(215,730)	100,288
Issuance of common stock upon exercise of stock options at an average price of $4.46 per share	--	--	61,014	--	272	--	--	272
Issuance of common stock upon exercise of purchase rights at an exercise price of $5.24 per share	--	--	90,704	--	476	--	--	476
Share-based compensation expense	--	--	--	--	49	--	--	49
Change in unrealized gain (loss) on marketable securities	--	--	--	--	--	(43)	--	(43)
Net loss	--	--	--	--	--	--	(31,048)	(31,048)
Total comprehensive loss								(31,091)
Balance at June 30, 2005	--	--	19,799,635	2	317,063	(293)	(246,778)	69,994

The accompanying notes are an integral part of these financial statements

PHARMACYCLICS, INC.
(a development stage enterprise)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (Continued)

For the period from inception (April 19, 1991) through June 30, 2007
(in thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated other Comprehensive Income (Loss)	Deficit Accumulated During Development Stage	Total
	Shares	Amount	Shares	Amount				
Issuance of common stock upon exercise of stock options and purchase rights at an average price of $3.80 per share	--	--	147,059	--	559	--	--	559
Issuance of common stock for purchase of Celera assets	--	--	1,000,000	--	4,500	--	--	4,500
Share-based compensation expense	--	--	--	--	6,264	--	--	6,264
Change in unrealized gain (loss) on marketable securities	--	--	--	--	--	161	--	161
Net loss	--	--	--	--	--	--	(42,158)	(42,158)
Total comprehensive loss								(41,997)
Balance at June 30, 2006	--	--	20,946,694	2	328,386	(132)	(288,936)	39,320
Issuance of common stock, net of issuance costs, for cash at $4.75 per share	--	--	4,830,000	1	21,296	--	--	21,297
Issuance of common stock upon exercise of stock options and purchase rights at an average price $4.16 per share	--	--	191,495	--	796	--	--	796
Share-based compensation expense	--	--	--	--	3,082	--	--	3,082
Change in unrealized gain (loss) on marketable securities	--	--	--	--	--	123	--	123
Net loss	--	--	--	--	--	--	(26,217)	(26,217)
Total comprehensive loss								(26,094)
Balance at June 30, 2007	--	$ --	25,968,189	$ 3	$ 353,560	$ (9)	$ (315,153)	$ 38,401

The accompanying notes are an integral part of these financial statements.

PHARMACYCLICS, INC.
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS

Note 1 — The Company and Significant Accounting Policies:

Description of the company

Pharmacyclics, Inc. (the "company") was incorporated in Delaware on April 19, 1991 and commenced operations during 1992 to develop and market pharmaceutical products to improve upon current therapeutic approaches to the treatment of cancer and atherosclerosis. Since inception, the company has been in the development stage, principally involved in research and development and other business planning activities, with no commercial revenues from product sales. Successful future operations depend upon the company's ability to develop, to obtain regulatory approval for, and to commercialize its products. The company operates in one business segment.

Management's use of estimates and assumptions

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior period statements of cash flows to conform to the current year presentation. Effective this year, a new line titled "Amortization of premium/discount on marketable securities, net" is being presented in the statement of cash flows within cash flows from operating activities. This presentation has also been adopted for prior periods and accordingly, amounts previously included within the line titled "Proceeds from maturities of marketable securities" within cash from financing activities in the statement of cash flows have been reclassified. The reclassified amounts for fiscal 2006 and 2005 were ($145,000) and $484,000, respectively.

Basic and diluted net loss per share

Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of common and potential common shares outstanding during the period. Potential common shares consist of shares issuable upon the exercise of stock options (using the treasury stock method). Options to purchase 5,589,114, 5,266,802 and 4,785,838 shares of common stock were outstanding at June 30, 2007, 2006 and 2005, respectively, but have been excluded from the computation of diluted net loss per share because their effect was anti-dilutive.

Cash, cash equivalents and marketable securities

All highly liquid investments purchased with an original maturity date of three months or less that are readily convertible into cash and have insignificant interest rate risk are considered to be cash equivalents.

All other investments are reported as available-for-sale marketable securities and are recorded on the balance sheet at fair value. Unrealized gains and losses on available-for-sale securities are included in accumulated other comprehensive income (loss). The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretions of discounts to maturity. Such amortization is included in interest income. Gains and losses on securities sold are recorded based on the specific identification method and are included in interest expense and other income (expense), net in the statement of operations.

The company's marketable securities consisted of the following (in thousands):

	Amortized Cost	Net Unrealized Losses	Estimated Fair Value
June 30, 2007			
Debt (state or political subdivision)	$ 1,999	$ (6)	$ 1,993
Debt (corporate)	24,831	(3)	24,828
	$ 26,830	$ (9)	$ 26,821
June 30, 2006			
Debt (state or political subdivision)	$ 2,499	$ (21)	$ 2,478
Debt (corporate)	15,827	(111)	15,716
	$ 18,326	$ (132)	$ 18,194

At June 30, 2007 and 2006, all of the company's debt investments are classified as short-term, as the investments are available to fund the company's current operations. Unrealized gains were not material and have therefore been netted against unrealized losses. At June 30, 2007, the company's marketable securities had the following contractual maturities (in thousands):

	Amortized Cost	Estimated Fair Value
Less than one year	$ 17,932	$ 17,916
Between one and two years	8,898	8,905
	$ 26,830	$ 26,821

Restricted investments

Under the company's lease agreement, it is required to maintain a $450,000 letter of credit as security for performance under the lease. The letter of credit is secured by a $450,000 certificate of deposit which is included in other assets at June 30, 2007 and 2006.

Concentration of credit risk and other risks and uncertainties

Financial instruments that potentially subject the company to credit risk consist principally of cash, cash equivalents and marketable securities. The company places its cash, cash equivalents and marketable securities with high-credit quality financial institutions and invests in debt instruments of financial institutions, corporations and government entities with strong credit ratings. Management of the company believes it has established guidelines relative to credit quality, diversification and maturities that maintain safety and liquidity.

The company's products require approvals from the United States Food and Drug Administration (the "FDA") and international regulatory agencies prior to commercialized sales. There can be no assurance that the company's future products will receive required approvals. If the company was denied such approvals or such approvals were delayed, it could have a materially adverse impact on the company and its execution of its business strategy.

The company has expended and will continue to expend substantial funds to complete the research, development and clinical testing of its products. The company also will be required to expend additional funds to establish commercial-scale manufacturing arrangements and to provide for the marketing and distribution of its products. Specifically, the company will require additional funds to commercialize its products. The company is unable to entirely fund these efforts with its current financial resources.

Additional funds may not be available on acceptable terms, if at all. If adequate funds are unavailable on a timely basis from operations or additional sources of financing, the company may have to delay, reduce the scope of or eliminate one or more of our research or development programs which would materially and adversely affect its business, financial condition and operations.

Property and equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the shorter of the estimated useful lives of the assets, generally three to five years, or the lease term of the respective assets, if applicable. Amortization of leasehold improvements is computed using the straight-line method over the shorter of their estimated useful lives or lease terms.

Long-lived assets

Management reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in business conditions indicate that the carrying amount of the assets may not be recoverable. Management evaluates impairment on the basis of undiscounted future cash flows from operations before interest relating to such assets for the remaining useful life of the assets. If present, impairment is measured based on the difference between fair value and the net book value of the related assets. No significant impairment losses have been recorded to date with respect to the company's long-lived assets, which consist primarily of property and equipment and leasehold improvements.

Revenue recognition

Revenues are recognized when persuasive evidence of an arrangement exists, title has transferred or services have been rendered, the price is fixed and determinable and collectibility is reasonable assured. License revenue is typically recognized over the term of the arrangement and milestone revenue is recognized when earned as evidenced by achievement of the specified milestone and the absence of any on-going obligation. License, milestone, contract and grant revenues are not subject to repayment. Any amounts received in advance of performance are recorded as deferred revenues.

Inventories

The company has purchased quantities of its texaphyrin-based drug substance that are expected to be used in the future to support the commercial launch of its products currently under development. Until the commercial viability of such products has been demonstrated and the necessary regulatory approvals received, the company will continue to charge all such amounts to research and development expense.

Research and development

Research and development expenses include personnel and facility-related expenses, outside contracted services including clinical trial costs, manufacturing and process development costs, research costs and other consulting services. Research and development costs are expensed as incurred.

Clinical development costs are a significant component of research and development expenses. The company has a history of contracting with third parties that perform various clinical trial activities on its behalf in the ongoing development of its product candidates. The financial terms of these contracts are subject to negotiations and may vary from contract to contract and may result in uneven payment flow. The company accrues and expenses costs for clinical trial activities performed by third parties based upon estimates of the percentage of work completed over the life of the individual study in accordance with agreements established with contract research organizations and clinical trial sites. The company determines its estimates through discussions with internal clinical personnel and outside service providers to the progress or stage of completion of trials or services and the agreed upon fee to be paid for such services.

Income taxes

The company provides for income taxes using the asset and liability method. This method requires that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax bases of assets and liabilities and their financial statement reported amounts. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Fair value of financial instruments

The carrying value of the company's financial instruments including cash and cash equivalents, marketable securities, accounts payable and accrued liabilities, approximate fair value due to their short maturities.

Accounting for share-based compensation

The company adopted SFAS 123, *Share-Based Payments*, effective beginning July 1, 2005 using the modified prospective application transition method. The modified prospective application transition method requires that companies recognize compensation expense on new share-based payment awards and existing share-based payment awards that are modified, repurchased, or cancelled after the effective date. Additionally, compensation cost of the portion of awards of which the requisite service has not been rendered that are outstanding as of the July 1, 2005 shall be recognized as the requisite service is rendered. The effect of recording share-based compensation was as follows:

	Year Ended	
	June 30, 2007	June 30, 2006
Effect on net loss	$ (3,082,000)	$ (6,264,000)

The following table illustrates the effect on net loss per common share if the company had applied the fair value recognition provisions of SFAS No. 123 in the year ended June 30, 2005:

	Year Ended June 30, 2005
Net loss, as reported	$ (31,048,000)
Employee share-based compensation using the fair value based method	(8,217,000)
Pro forma net loss	$ (39,265,000)
Basic and diluted net loss per share, as reported	$ (1.57)
Pro forma basic and diluted net loss per share	$ (1.99)

The fair value of each stock option is estimated on the date of grant using the Black-Scholes valuation model using the assumptions noted in the following table. Expected volatility is based on historical volatility data of the company's stock. The expected term of stock options granted is based on historical data and represents the period of time that stock options are expected to be outstanding. The expected term is calculated for and applied to one group of stock options as the company does not expect substantially different exercise or post-vesting termination behavior amongst its employee population. The risk-free interest rate is based on a zero-coupon United States Treasury bond whose maturity period equals the expected term of the company's options.

	Year Ended June 30		
	2007	2006	2005
Stock option plans:			
Expected dividend yield	0 %	0 %	0 %
Expected stock price volatility	73 %	79 %	75 %
Risk free interest rate	4.54 %	4.90 %	3.72 %
Expected life (years)	4.61	4.98	5.06
Employee stock purchase plan:			
Expected dividend yield	0 %	0 %	0 %
Expected stock price volatility	54 %	54 %	77 %
Risk free interest rate	4.42 %	4.42 %	1.9 %
Expected life (years)	1.25	1.25	1.25

The weighted average estimated grant date fair value, as defined by SFAS 123, for options granted under the company's stock option plans during fiscal 2007, 2006 and 2005 was $1.84, $3.03 and $5.16 per share, respectively. The weighted average estimated grant date fair value of purchase awards under the company's employee stock purchase plan during fiscal 2007, 2006 and 2005 was $3.30, $3.30 and $3.32 per share, respectively.

As of June 30, 2007, $6,707,000 of total unrecognized compensation costs related to non-vested options are scheduled to be recognized over a weighted average period of 2.66 years and $130,000 of total unrecognized compensation costs related to purchase awards under the company's employee stock purchase plan are scheduled to be recognized over a weighted average period of 0.15 years. There were no capitalized share-based compensation costs at June 30, 2007.

The company accounts for equity instruments issued to non-employees for goods or services in accordance with the provisions of SFAS No. 123 and Emerging Task Force Issue No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services* ("EITF 96-18"). Accordingly, as these instruments vest, the company is required to remeasure the fair value of the equity instruments at each reporting period prior to vesting and then finally at the vesting date of the equity instruments.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115*, which is effective for the Company in fiscal years beginning July 1, 2008. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The Company is currently evaluating the potential impact of this statement on its consolidated financial position, results of operations and cash flows.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108). Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged. The adoption of SAB 108 did not have a material impact the company's results from operations or financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), "Fair Value Measurements" which clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective the first quarter of our 2008 fiscal year with early adoption permitted. We have not yet determined the impact, if any, that the implementation of SFAS No. 157 will have on our financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), which, among other things, requires applying a "more likely than not" threshold to the recognition and derecognition of tax positions. The provisions of FIN 48 will be effective for us on July 1, 2007. We are currently evaluating the impact of adopting FIN 48 on the financial statements.

Note 2 — Agreements:

University of Texas License. The company has entered into a license agreement with the University of Texas under which it received the exclusive worldwide rights to develop and commercialize porphyrins, expanded porphyrins and other porphyrin-like substances covered by their patents. The company has made payments, under the license, to the University of Texas of $50,000 in each of the years ended June 30, 2005 and 2004, respectively, and cumulative payments of $300,000 from the inception of the license. No payments are due after fiscal 2005.

Celera Genomics. In April 2006, the company acquired multiple small molecule drug candidates for the treatment of cancer and other diseases from Celera Genomics, an Applera Corporation business. Under the terms of the agreement, the company acquired Celera technology and intellectual property relating to drugs that target histone deacetylase (HDAC) enzymes, selective HDAC enzymes, a Factor VIIa inhibitor targeting a tumor signaling pathway involved in angiogenesis, tumor growth and metastases, and B-cell associated tyrosine kinase inhibitors potentially useful for the treatment of lymphomas and autoimmune diseases. The HDAC drug candidate is in a Phase 1 clinical trial the other drug candidates are in pre-clinical development. Future milestone payments under the agreement could total as much as $144 million, although the company currently can not predict if or when any of the milestones will be achieved. In addition, Celera will also be entitled to royalty payments in the mid- to high single digits based on annual sales of any drugs commercialized from these programs.

Total consideration paid was $6,647,000 which consisted of 1,000,000 shares of the company's common stock, $2,000,000 of cash and $147,000 of transaction costs. The company recorded an expense of $6,647,000 related to the consideration for the acquired drug candidates which had not yet reached technological feasibility and had no alternative future use due to the early stage of development and the significant regulatory requirements remaining.

Note 3 — Balance Sheet Components:

Property and equipment consists of the following (in thousands):

	June 30, 2007	June 30, 2006
Equipment	$ 7,229	$ 7,121
Leasehold improvements	2,976	2,976
Furniture and fixtures	870	864
	11,075	10,961
Less accumulated depreciation and amortization	(10,226)	(10,197)
	$ 849	$ 764

Accrued liabilities consist of the following (in thousands):

	June 30,	
	2007	2006
Employee compensation	$ 1,189	$ 1,431
	$ 1,189	$ 1,431

Note 4 — Stockholders' Equity:

Common stock

In November 2006, we completed a public offering of common stock and sold 4,830,000 shares of common stock at a price of $4.75 per share for net proceeds of approximately $21,300,000. In February 2007, we filed a registration statement on Form S-3 to offer and sell, from time to time, equity, debt securities and warrants in one or more offerings up to a total dollar amount of $100 million.

In August 2006, we entered into a common stock purchase agreement with Azimuth Opportunity Ltd., which provides that, upon the terms and subject to the conditions set forth in the purchase agreement, Azimuth is committed to purchase, at our discretion, up to $20.0 million of our common stock, or 4,189,337 shares, whichever occurs first, at a discount of 5% to 7%, to be determined based on our market capitalization at the start of each sale period. The term of the purchase agreement is 18 months. Upon each sale of our common stock to Azimuth under the purchase agreement, we have also agreed to pay Reedland Capital Partners a placement fee equal to one percent of the aggregate dollar amount of common stock purchased by Azimuth. Azimuth is not required to purchase our common stock if the price of our common stock falls below $3.00 per share. We to date, have not sold any stock to Azimuth.

Preferred stock

As amended, the company's Certificate of Incorporation authorizes 1,000,000 shares of preferred stock, par value $0.0001 per share. The Board of Directors is authorized to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

The ability of the company's Board of Directors to issue shares of preferred stock without stockholder approval may have certain anti-takeover effects. The company is also subject to provisions of the Delaware General Corporation Law, which may make certain business combinations more difficult.

Shareholder rights plan

In April 1997, the Board of Directors approved a shareholder rights plan (the "Plan") under which stockholders of record on May 1, 1997 received a right to purchase (a "Right") one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.001 per share (the "Series A Preferred Stock"), at an exercise price of $125 per one one-hundredth of a share, subject to adjustment. The Rights will separate from the common stock and Rights certificates will be issued and will become exercisable upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the company's outstanding common stock or (ii) 10 business days or such later date as may be determined by a majority of the Board of Directors following the commencement of, or announcement of, an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding common stock of the company. The Rights expire at the close of business on April 30, 2007. The company has designated 120,000 shares of its preferred stock as Series A Junior Participating Preferred Stock in connection with this Plan. In December 2001, the Board of Directors approved an amendment to the Plan so that each Right entitles the holder to purchase one one-thousandth of a share of Series A Preferred Stock at a price of $125 per one one-thousandth of a share, subject to adjustment. On August 7, 2006, the Board of Directors approved an amendment to the Plan to accelerate the expiration date to August 18, 2006, effectively terminating the Plan as of that date.

Stock plans

2004 Equity Incentive Award Plan. In December 2004, stockholders approved the 2004 Equity Incentive Award Plan (the "2004 Plan") as a replacement for both the company's 1995 Stock Option Plan (the "1995 Plan") and the 1995 Non-Employee Directors Stock Option Plan (the "Directors Plan"). The adoption of the 2004 Plan included an increase of 600,000 in the number of shares available for issuance over the remaining shares available for issuance under the 1995 Plan and Directors Plan. In December 2005, the stockholders approved an increase of 1,000,000 shares available for issuance under the 2004 Plan. The 2004 Plan provides for the issuance of various types of equity awards, such as incentive stock options, nonstatutory stock options stock, restricted stock, stock appreciation rights and performance shares. The exercise price of all stock options granted under the 2004 Plan may not be less that the fair market value of the company's common stock on the date of grant and no stock option will be exercisable more than ten years after the date it is granted. Stock options for employees and consultants typically vest over four years. Non-employee Directors receive annual, automatic, non-discretionary grants of nonqualified stock options. Each new non-employee Director receives an option to purchase 10,000 shares as of the date he or she first becomes a Director. This option grant vests in equal annual installments over five years. In addition, on the date of each annual meeting, each individual re-elected as a non-employee Director will receive an automatic option grant to purchase an additional 7,500 shares of common stock, provided such individual has served as a Director for at least six months prior to the date of grant. This option grant vests in equal monthly installments over twelve months following the date of grant.

1995 Stock Option Plan. The company's 1995 Plan was adopted by the Board of Directors in August 1995. Options issued under the 1995 Plan can, at the discretion of the plan administrator, be either incentive stock options or nonqualified stock options. In December 2003, the stockholders approved amendments to the 1995 Plan (i) such that the exercise price of all stock options must be at least equal to the fair value of Pharmacyclics' common stock on the date of grant and (ii) that increased the total number of authorized shares under the plan to 5,345,724 shares of common stock. Generally, shares subject to options under the 1995 Plan vest over a four or five year period and are exercisable for a period of ten years. In December 2004, the remaining shares available for future grant under the 1995 Plan were transferred to the 2004 Plan. Additionally, if options granted under the 1995 Plan expire or otherwise terminate without being exercised, the shares of common stock reserved for such options again become available for future grant under the 2004 Plan.

1995 Non-Employee Directors Stock Option Plan. The company's Directors Plan was adopted by the Board of Directors on August 2, 1995 and provides for issuance of common stock to non-employee Directors pursuant to a predetermined formula. The exercise price of options granted under the Directors Plan must be at least equal to the fair value of Pharmacyclics' common stock on the date of grant. Each individual first elected or appointed as a non-employee Board member will automatically be granted, on the date of such election or appointment, a non-statutory option to purchase 10,000 shares of common stock vesting over five years. In addition, on the date of each annual stockholders' meeting each individual who is to continue to serve as a non-employee Board member after that annual meeting and has been a member of the Board for at least six months will automatically be granted a non-statutory option to purchase 5,000 shares of common stock. A total of 271,667 shares of common stock have been reserved for issuance under the Directors Plan. In December 2004, the remaining shares available for future grant under the Directors Plan were transferred to the 2004 Plan. Additionally, if options granted under the Directors Plan expire or otherwise terminate without being exercised, the shares of common stock reserved for such options again become available for future grant under the 2004 Plan.

The following table summarizes the company's stock option activity (in thousands, except per share amounts):

	Shares Available for Grant	Options Outstanding Number	Options Outstanding Weighted Average Exercise Price Per Share
Authorized	1,000	--	$ --
Granted	(480)	480	0.19
Balance at June 30, 1993	520	480	0.19
Exercised	--	(324)	0.12
Granted	(167)	167	2.22
Forfeited or expired	8	(8)	0.11
Balance at June 30, 1994	361	315	1.37
Exercised	--	(39)	0.24
Granted	(193)	193	3.75
Forfeited or expired	38	(38)	1.82
Balance at June 30, 1995	206	431	2.50
Authorized	485	--	
Exercised	--	(92)	3.09
Granted	(492)	492	10.03
Forfeited or expired	11	(11)	6.11
Balance at June 30, 1996	210	820	9.20
Authorized	842	--	
Exercised	--	(96)	2.74
Granted	(569)	569	16.69
Forfeited or expired	31	(31)	12.21
Balance at June 30, 1997	514	1,262	11.58
Authorized	602	--	
Exercised	--	(89)	6.57
Granted	(577)	577	25.33
Forfeited or expired	158	(158)	15.41
Balance at June 30, 1998	697	1,592	16.43
Authorized	524	--	
Exercised	--	(75)	5.10
Granted	(671)	671	19.25
Forfeited or expired	221	(221)	20.37
Balance at June 30, 1999	771	1,967	17.38
Authorized	681	--	
Exercised	--	(103)	13.88
Granted	(723)	723	56.97
Forfeited or expired	53	(53)	23.38
Balance at June 30, 2000	782	2,534	28.70
Authorized	811	--	
Exercised	--	(94)	16.17
Granted	(947)	947	36.80
Forfeited or expired	114	(114)	45.70
Balance at June 30, 2001	760	3,273	29.78

Authorized	747	--	
Exercised	--	(13)	13.93
Granted	(1,634)	1,634	8.76
Forfeited or expired	625	(625)	27.83
Balance at June 30, 2002	498	4,269	21.82
Authorized	162	--	
Exercised	--	(3)	1.03
Granted	(749)	749	4.35
Forfeited or expired	837	(837)	25.30
Balance at June 30, 2003	748	4,178	18.03
Authorized	162	--	
Exercised	--	(181)	4.91
Granted	(532)	532	9.53
Forfeited or expired	296	(296)	28.55
Balance at June 30, 2004	674	4,233	16.78
Authorized	700	--	
Exercised	--	(61)	4.46
Granted	(814)	814	8.08
Forfeited or expired	200	(200)	18.19
Balance at June 30, 2005	760	4,786	15.40
Authorized	1,000	--	
Exercised	--	(191)	7.02
Granted	(1,351)	1,351	4.58
Forfeited or expired	679	(679)	12.85
Balance at June 30, 2006	1,088	5,267	13.26
Exercised	--	(133)	4.38
Granted	(1,310)	1,310	3.01
Forfeited or expired	855	(855)	13.83
Balance at June 30, 2007	633	5,589	$ 10.98

The total intrinsic value of stock options exercised during the years ended June 30, 2007, 2006 and 2005 were $64,000, $374,000 and $387,000, respectively. No income tax benefits were realized by the company in the years ended June 30, 2007, 2006 or 2005.

A summary of outstanding and vested stock options as of June 30, 2006 is as follows:

	Options Outstanding				Options Vested		
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value	Number of Shares	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value
$2.64 - $ 2.64	32,810	9.76	$ 2.64		32,810	$ 2.64	
$2.76 - $ 2.76	852,829	9.70	2.76		54,182	2.76	
$3.08 - $ 4.13	357,359	9.03	3.35		94,323	3.58	
$4.16 - $ 4.16	1,087,408	8.90	4.16		307,270	4.16	
$4.25 - $ 4.47	627,062	5.53	4.38		627,062	4.38	
$4.50 - $ 7.39	623,725	5.70	6.73		591,268	6.78	
$7.43 - $ 9.99	559,395	7.91	8.08		337,406	8.25	
$10.00 - $ 21.73	559,838	4.19	15.26		504,115	15.71	
$23.75 - $ 38.25	611,993	2.89	28.46		611,993	28.46	
$41.69 - $ 78.13	276,695	2.99	57.03		276,695	57.03	
	5,589,114	6.78	$ 10.98	$ 2,625	3,437,124	$ 15.28	$ 2,625

The company had outstanding exercisable options to purchase 5,015,019, 4,835,821, and 4,436,153 shares of common stock with a weighted average exercise price of $11.81, $13.94, and $16.05 at June 30, 2007, 2006, and 2005, respectively.

Employee Stock Purchase Plan. The company adopted an Employee Stock Purchase Plan (the "Purchase Plan") in August 1995. Qualified employees may elect to have a certain percentage of their salary withheld to purchase shares of the company's common stock under the Purchase Plan. The purchase price per share is equal to 85% of the fair market value of the stock on specified dates. Sales under the Purchase Plan in fiscal 2007, 2006 and 2005 were 58,331, 82,851, and 90,704 shares of common stock at an average price of $3.66, $4.73, and $5.24 per share, respectively. Shares available for future purchase under the Purchase Plan are 260,807 at June 30, 2007.

Note 5 — Employee Benefit Plan:

The company maintains a defined contribution plan covering substantially all employees under Section 401(k) of the Internal Revenue Code. The company's matching contribution to the plan was $141,000, $185,000 and $151,000 for the years ended June 30, 2007, 2006 and 2005, respectively, and $846,000 for the period from inception (April 19, 1991) through June 30, 2007.

Note 6 — Income Taxes:

Deferred tax assets are summarized as follows (in thousands):

	June 30,	
	2007	2006
Net operating loss carryforwards	$ 106,548	$ 99,630
Tax credit carryforwards	14,981	14,086
Capitalized start-up and R&D costs	6,547	5,019
Depreciation and amortization	3,613	3,676
Share-based compensation	2,078	1,510
Reserves and accruals	289	322
Gross deferred tax assets	134,056	124,243
Less valuation allowance	(134,056)	(124,243)
Net deferred tax assets	$ --	$ --

A full valuation allowance has been established for the company's deferred tax assets at June 30, 2007 and 2006 since realization of such assets through the generation of future taxable income is uncertain. The change in the valuation allowance was approximately $9,813,000, $16,545,000 and $14,046,000 for the years ended June 30, 2007, 2006 and 2005, respectively.

The provision for income taxes differs from the amount determined by applying the U.S. statutory income tax rate to the loss before income taxes as summarized below (in thousands):

	Year Ended June 30,		
	2007	2006	2005
Tax benefit at statutory rate	$ 10,047	$ 16,511	$ 12,367
Research and development credits	852	978	1,435
Deferred tax assets not benefited	(9,813)	(15,457)	(14,039)
State NOL disallowed/expired	--	(1,088)	--
Share-based compensation	(620)	(970)	--
Other	(466)	26	207
	$ --	$ --	$ --

At June 30, 2007, the company had federal and state net operating loss carryforwards of approximately $300.5 million and $74.3 million, respectively. The federal and state net operating loss carryforwards will begin to expire in 2007. Federal and state tax credit carryforwards of $9.8 million and $7.5 million, respectively, are available to offset future taxable income. The federal tax credits will begin to expire in 2008. State research and development credits can be carried forward indefinitely.

Under the Tax Reform Act of 1986, the amounts of and the benefit from net operating losses and tax credit carryforwards that can be carried forward may be impaired or limited in certain circumstances. These circumstances include, but are not limited to, a cumulative stock ownership change of greater than 50%, as defined, over a three year period. Such an annual limitation may result in the expiration of net operating losses before utilization.

Note 7 — Commitments:

The company leases its facility under a non-cancelable operating lease that expires in fiscal 2010. Future minimum lease payments under the non-cancelable operating leases are as follows (in thousands):

	Lease Commitments
2008	$ 952
2009	946
2010	487
	$ 2,385

Rent expense for the years ended June 30, 2007, 2006 and 2005 was $996,000, $1,278,000 and $1,226,000, respectively, and $15,155,000 for the period from inception (April 19, 1991) through June 30, 2007. Sublease income was $0 for each of the years ended June 30, 2007, 2006 and 2005, and $924,000 from the period from inception (April 19, 1991) through June 30, 2007. The terms of the facility lease provide for rental payments on a graduated scale. The company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid at June 30, 2007.

Note 8 — Quarterly Results (Unaudited)

The following table is in thousands, except per share amounts:

Fiscal 2007	Quarter Ended September 30,	December 31,	March 31,	June 30,
Loss from operations	$ (6,983)	$ (6,496)	$ (7,374)	$ (7,539)
Net loss	(6,491)	(5,977)	(6,759)	(6,990)
Basic and diluted net loss per share	$ (0.31)	$ (0.25)	$ (0.26)	$ (0.27)
Shares used in computation of basic and diluted net loss per share	20,968	23,837	25,938	25,958

Fiscal 2006	Quarter Ended September 30,	December 31,	March 31,	June 30,
Loss from operations	$ (10,689)	$ (10,384)	$ (7,842)	$ (15,207)
Net loss	(10,201)	(9,890)	(7,375)	(14,692)[1]
Basic and diluted net loss per share	$ (0.51)	$ (0.50)	$ (0.37)	$ (0.73)
Shares used in computation of basic and diluted net loss per share	19,830	19,878	19,904	19,944

[1] The net loss for the quarter ended June 30, 2006, includes $6,647,000 of purchased in-process research and development expense relating to the acquisition of multiple small molecule drug candidates from Celera Genomics.

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure***

Not Applicable.

Item 9A. ***Controls and Procedures***

(a) Evaluation of Disclosure Controls and Procedures:

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and in reaching a reasonable level of assurance, management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of June 30, 2007, the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

(b) Management's Annual Report on Internal Control Over Financial Reporting:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2007 based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of June 30, 2007.

Management's assessment of the effectiveness of our internal control over financial reporting as of June 30, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included on page 44 of this Annual Report on Form 10-K.

(c) Changes in Internal Control Over Financial Reporting:

There has been no change in the company's internal control over financial reporting during the company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

Certain information required by this Item 10 is hereby incorporated by reference to the information under (i) the caption, "Election of Directors" and (ii) "Audit Committee," (iii) "Code of Business Conduct and

Ethics," and "Section 16(a) Beneficial Ownership Reporting Compliance," contained in the company's Definitive Proxy Statement to be filed with the Securities and Exchange Commission no later than 120 days from the end of the Company's last fiscal year.

Item 11. ***Executive Compensation***

The information required by this Item 11 is incorporated by reference to the information under the caption "Executive Compensation and Other Information" in the Definitive Proxy Statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this Item 12 with respect to stock ownership of certain beneficial owners and management and securities authorized for issuance under equity compensation plans are incorporated by reference to the information under the captions "Stock Ownership of Management and Certain Beneficial Owners" and "Securities Authorized For Issuance Under Equity Compensation Plans" in the Definitive Proxy Statement.

Item 13. ***Certain Relationships and Related Transactions***

The information required by this Item 13 is incorporated by reference to the information under the caption "Certain Relationships and Related Transactions" in the Definitive Proxy Statement.

Item 14. ***Principal Accountant Fees and Services***

The information required by this Item 14 is incorporated by reference to the information in the Definitive Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) 1. **Financial Statements**

See Index to Financial Statements under Item 8 on page 43.

(a) 2. **Financial Statement Schedules**

All schedules are omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Financial Statements or notes thereto.

(a) 3. **Exhibits**

See Index to Exhibit beginning on page 71.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 13, 2007

PHARMACYCLICS, INC.

By: /s/ RICHARD A. MILLER, M.D.
Richard A. Miller, M.D.
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Richard A. Miller and Leiv Lea, or either of them as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.

Pursuant to the requirements of the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RICHARD A. MILLER, M.D. Richard A. Miller, M.D.	President and Chief Executive Officer and Director (Principal Executive Officer)	September 13, 2007
/s/ LEIV LEA Leiv Lea	Vice President, Finance and Administration and Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	September 13, 2007
/s/ MILES R. GILBURNE Miles R. Gilburne	Director	September 13, 2007
/s/ JAMES L. KNIGHTON James L. Knighton	Director	September 13, 2007
/s/ RICHARD M. LEVY, PH.D. Richard M. Levy	Director	September 13, 2007
/s/ WILLIAM R. ROHN William R. Rohn	Director	September 13, 2007
/s/ CHRISTINE A. WHITE, M.D. Christine A. White, M.D.	Director	September 13, 2007

EXHIBITS INDEX

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of the Company (Incorporated by reference to Exhibit of the same number to Form 8-A12G/A filed on May 21, 2002).
3.2	Amended and Restated Bylaws of the Company (Incorporated by reference to Exhibit of the same number to the Quarterly Report on Form 10-Q for the quarter ended December 31, 2001).
3.3	Amendment to the Amended and Restated Bylaws of the Company (Incorporated by reference to Exhibit 3.1 to the Periodic Report on Form 8-K filed on August 9, 2006).
3.4	Form of Amended and Restated Certificate of Designation of Series A Junior Participating Preferred Stock of the Company (Incorporated by reference to Exhibit 3.2 to Form 8-A12G/ filed on May 21, 2002).
3.5	Certificate of Elimination of the Certificate of Designation of Series A Junior Participating Preferred Stock of Pharmacyclics, Inc. (Incorporated by reference to Exhibit of the same number to the Annual Report on Form 10-K for the year ended June 30, 2006).
4.1	Amended and Restated Rights Agreement, dated as of February 15, 2002 (Incorporated by reference to Exhibit 3.2 to Form 8-A12G/A filed on May 21, 2002).
4.2	Specimen Certificate of the Company's Common Stock (Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1, Commission File No. 33-96048).
4.3*	Stock Purchase Agreement By and Between Pharmacyclics, Inc. and Applera Corporation dated April 7, 2006 (Incorporated by reference to Exhibit 4.3 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).
4.4	Amendment to the Amended and Restated Rights Agreement, dated as of August 7, 2006, by and between Pharmacyclics, Inc. and Computershare Trust Company, N.A. (formerly EquiServe Trust Company, N.A.) (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 11, 2006).
10.6*	Patent License Agreement entered into between the Company and The University of Texas, Austin entered into on or about July 1, 1991 (Incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1, Commission File No. 33-96048).
10.7*	Patent License Agreement entered into between the Company and The University of Texas, Dallas dated as of July 1, 1992, as amended by the Patent License Agreement dated May 27, 1993 (Incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1, Commission File No. 33-96048).

10.8* Patent License Agreement entered into between the Company and Stuart W. Young dated as of October 15, 1992 (Incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1, Commission File No. 33-96048).

10.9 Lease Agreement entered into between the Company and New England Mutual Life Insurance Company dated as of June 17, 1993, as amended on July 22, 1993, and as further amended on March 1, 1994 (Incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1, Commission File No. 33-96048).

10.13+ The Company's 1995 Stock Option Plan (Incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8, Commission File No. 333-52881).

10.14+ The Company's 1995 Non-Employee Directors' Stock Option Plan (Incorporated by reference to Exhibit 99.7 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).

10.15+ The Company's Employee Stock Purchase Plan as amended on June 3, 2005 (Incorporated by reference to Exhibit of the same number to the Annual Report on Form 10-K for the year ended June 30, 2005).

10.16+ Employment Agreement entered into between the Company and Richard A. Miller, M.D. dated as of June 10, 1992 (Incorporated by reference to Exhibit 10.19 to the Company's Registration Statement on Form S-1, Commission File No. 33-96048).

10.22+ Form of Notice of Grant of Stock Option generally to be used under the 1995 Stock Option Plan (Incorporated by reference to Exhibit 99.2 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).

10.23+ Form of Stock Option Agreement (Incorporated by reference to Exhibit 99.3 to the Company's Registration Statement on Form S-8, Commission File No. 333-52881).

10.25+ Form of Addendum to Stock Option Agreement (Special Tax Election) (Incorporated by reference to Exhibit 99.5 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).

10.26+ Form of Addendum to Stock Option Agreement (Involuntary Termination following Change in Control) (Incorporated by reference to Exhibit 99.6 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).

10.27+ Form of Notice of Grant of Automatic Stock Option (Initial Grant) (Incorporated by reference to Exhibit 99.8 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).

10.28+ Form of Notice of Grant of Automatic Stock Option (Annual Grant) (Incorporated by reference to Exhibit 99.9 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).

10.29+ Form of Non-Employee Director Stock Option Agreement (Incorporated by reference to Exhibit 99.10 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).

10.30+ Form of Employee Stock Purchase Plan Enrollment/Change Form (Incorporated by reference to Exhibit 99.12 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).

10.31+ Form of Stock Purchase Agreement (Incorporated by reference to Exhibit 99.13 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).

10.35+ Form of Severance Agreement between the Company and certain executive officers (Incorporated by reference to exhibit of the same number to the Quarterly report on Form 10-Q for the quarter ended September 30, 1997).

10.38+ Employment Agreement, dated December 18, 1997, by and between the Company and Leiv Lea (Incorporated by reference to Exhibit 10.38 to the Quarterly report on Form 10-Q for the quarter ended March 31, 1998).

10.44* Master Development and Supply Agreement, dated March 20, 2000 by and between Cook Imaging Corporation, D.B.A. Cook Pharmaceutical Solutions, and the Registrant (Incorporated by reference to Exhibit 10.1 to the Quarterly report on Form 10-Q for the quarter ended March 31, 2000).

10.47* Supply Agreement, dated December 11, 2000 by and between Dixie Chemical Company and the Registrant (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended December 31, 2000).

10.48* Supply Agreement, dated December 18, 2000 by and between Lonza, AG and the Registrant (Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended December 31, 2000).

10.49 Lease and Lease Termination Agreement dated June 14, 2000 by and between the Registrant and Metropolitan Life Insurance Company (Incorporated by reference to Exhibit 10.49 to the Annual Report on Form 10-K for the year ended June 30, 2001).

10.50 First Amendment to New Lease dated April 10, 2001 by and between the Registrant and Metropolitan Life Insurance Company (Incorporated by reference to Exhibit 10.50 to the Annual Report on Form 10-K for the year ended June 30, 2001).

10.51 Second Amendment to New Lease dated June 29, 2001 by and between the Registrant and Metropolitan Life Insurance Company (Incorporated by reference to Exhibit 10.51 to the Annual Report on Form 10-K for the year ended June 30, 2001).

10.53* Supply Agreement, dated August 17, 2001 by and between EMS-Dottikon AG and the Registrant (Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).

10.54	Third Amendment to New Lease dated February 5, 2003 by and between the Registrant and Metropolitan Life Insurance Company (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2003).
10.55	Form of Indemnification Agreement between the Company and its directors and executive officers (Incorporated by reference to Exhibit 10.55 to the Annual Report on Form 10-K for the year ended June 30, 2004).
10.56+	Company's 2004 Equity Incentive Award Plan (the "2004 Plan") (incorporated by reference Exhibit B to the Company's 2004 Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 26, 2004).
10.57+	Form of Option Agreement for the 2004 Plan (incorporated by reference from Exhibit 99.1 Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2004).
10.58+	Form of Non-employee Director Option Agreement for the 2004 Plan (incorporated by reference from Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the Securities Exchange Commission on December 22, 2004).
10.59+	Form of Amendment to Form of Notice of Grant of Stock Option used under the Company's 1995 Stock Option Plan (the "1995 Plan") (Incorporated by reference to Exhibit 10.5 to the quarterly Report on Form 10-Q for the quarter ended December 31, 2004).
10.60+	Form of Non-Employee Directors Stock Option Election Option Agreement used under the Company's 1995 Plan (Incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q for the quarter ended December 31, 2004).
10.61	First Amendment To Patent License Agreement entered into on or about July 1, 1991 by and between the Company and the University of Texas System, Austin (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2005).
10.64*	Assignment Agreement By and Between Pharmacyclics, Inc. and Applera Corporation dated April 7, 2006 (Incorporated by reference to Exhibit 10.64 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).
10.65	Fourth Amendment to New Lease dated August 14, 2006 by and between the Company and Metropolitan Life Insurance Company (Incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 17, 2006).
10.66+	Offer letter dated May 2, 2007, by and between the Company and Michael K. Inouye
23.1	Consent of Independent Registered Public Accounting Firm.

24.1 Power of Attorney. (see page 70)

31.1 Section 302 Certification of Chief Executive Officer

31.2 Section 302 Certification of Chief Financial Officer

32.1 Section 906 Certification of Chief Executive Officer and Chief Financial Officer

---

*Confidential treatment has been granted as to certain portions of this agreement.
+ Indicates a management contract or compensatory plan or arrangement.

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CORPORATE DIRECTORY

MANAGEMENT TEAM

Richard A. Miller, M.D.
President & Chief Executive Officer

Michael K. Inouye
Senior Vice President,
Corporate & Commercial Development

Leiv Lea
Chief Financial Officer & Vice President,
Finance & Administration and Secretary

Markus F. Renschler, M.D.
Senior Vice President,
Oncology Clinical Development

Joseph J. Buggy, Ph.D.
Vice President,
Research

Gregory W. Hemmi, Ph.D.
Vice President,
Chemical Operations

David J. Loury, Ph.D.
Vice President,
Preclinical Sciences

BOARD OF DIRECTORS

Richard A. Miller, M.D.
President & Chief Executive Officer

Robert W. Duggan
President & Chief Executive Officer
Robert W. Duggan & Associates

Miles R. Gilburne
Managing Member
ZG Ventures, LLC

James L. Knighton
President
AvidBiotics Corporation

Richard M. Levy, Ph.D.
Chairman of the Board
Varian Medical Systems, Inc.

William R. Rohn
Chief Operating Officer, Retired
Biogen Idec Inc.

Christine A. White, M. D.
Biopharmaceutical Consultant/Director
Senior Vice President
Global Medical Affairs, Retired
Biogen Idec Inc.

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
10 Almaden Blvd., Suite 1600
San Jose, CA 95113

ANNUAL STOCKHOLDERS MEETING

Pharmacyclics' annual meeting of stockholders will be held at 12:00 p.m., on December 14, 2007, at the Company's facility, 995 E. Arques Avenue, Sunnyvale, CA 94085

COMMON STOCK INFORMATION

At June 30, 2007, there were approximately 25,968,189 shares outstanding of Pharmacyclics common stock. Pharmacyclics' stock is traded on the NASDAQ Stock Market under the symbol: PCYC

COMPANY CONTACTS

Leiv Lea
Chief Financial Officer & Vice President,
Finance & Administration and Secretary
(408) 774-0330

Jim Weiss
Corporate Communications
(415) 946-1060

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
Shareholder Inquiries: (877) 282-1169
Internet Address: http://www.computershare.com

QUARTERLY REPORTING AND OTHER INFORMATION

Pharmacyclics' quarterly and annual reports, press releases and other information regarding the Company and its technology are available on the internet: http://www.pharmacyclics.com

FORM 10-K

Additional copies of the Company's Form 10-K, which is filed with the Securities and Exchange Commission, are available upon request, free of charge. Write to:
Investor Relations
Pharmacyclics, Inc.
995 E. Arques Ave.
Sunnyvale, CA 94085-4521

THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS THESE STATEMENTS RELATE TO FUTURE EVENTS SUCH AS OUR NDA FILING, TIMING OF INITIATION AND RESULTS FROM OUR CLINICAL TRIALS AND OUR FUTURE FINANCIAL PERFORMANCE FORWARD-LOOKING STATEMENTS ARE ONLY PREDICTIONS THAT PROVIDE OUR CURRENT EXPECTATIONS OR FORECASTS OF FUTURE EVENTS. ANY OR ALL OF OUR FORWARD-LOOKING STATEMENTS IN THIS REPORT AND IN ANY OTHER PUBLIC STATEMENTS ARE SUBJECT TO UNKNOWN RISKS, UNCERTAINITIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS WE UNDERTAKE NO OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. YOU ARE ADVISED TO CONSULT THE DISCLOSURES WE MAKE IN OUR PERIODIC REPORTS, SUCH AS OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED JUNE 30, 2007, INCLUDING THE SECTION, "ITEM 1A – RISK FACTORS," AND OUR SUBSEQUENTLY FILED QUARTERLY REPORTS ON FORM 10-Q. THESE REPORTS DESCRIBE RISKS THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM EXPECTED OR HISTORICAL RESULTS PHARMACYCLICS®, XCYTRIN® AND THE "PENTADENTATE" LOGO

END